

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS
BY ELECTRONIC FILERS

GS Mortgage Securities Corp.
(Exact Name of Registrant as Specified in Charter)

0000807641
(Registrant CIK Number)

Form 8-K for August 3, 2004
(Electronic Report, Schedule or Registration Statement of Which the Documents Are a Part (Give Period of Report))

333-117485
(SEC File Number, if Available)

N/A
(Name of Person Filing the Document (if Other Than the Registrant)

115128 GSR 2004-11
Form SE

Exhibit Index

IN ACCORDANCE WITH RULE 311 (h) OF REGULATION S-T, THIS PRELIMINARY STRUCTURAL AND COLLATERAL TERM SHEET IS BEING FILED IN PAPER.

PRELIMINARY STRUCTURAL AND COLLATERAL TERM SHEET

for

GS MORTGAGE SECURITIES CORP.

GSR Mortgage-Backed Certificates 2004-11, Series 2004-11



$1,262,530,000 (approximate) of Offered Certificates

GSR Mortgage Loan Trust 2004-11
GS Mortgage Securities Corp., Depositor
Mortgage Pass-Through Certificates, Series 2004-11

Certificates	Group	Product Type	Approximate Certificate Balance (1)	Expected Ratings (S&P, Moody's or Fitch)	Expected Credit Enhancement Percentage (2)	Initial Coupon (%) (3)	Estimated Avg. Life (yrs) CPB (4)	Estimated Avg. Life (yrs) MAT (4)	Principal Payment Window CPB (4)	Principal Payment Window MAT (4)	Group Prepay
1A1	1	3/1	431,552,000	AAA/Aaa	4.00	4.484	2.07	4.12	09/04 - 06/07	09/04 - 06/34	20 CPB
2A1	2	5/1 or 5/6	600,067,000	AAA/Aaa	4.00	4.900	2.88	4.15	09/04 - 07/09	09/04 - 07/34	20 CPB
3A1	3	7/1	28,722,000	AAA/Aaa	4.00	4.670	3.35	4.13	09/04 - 05/11	09/04 - 05/34	20 CPB
4A1	4	10/1	12,356,000	AAA/Aaa	4.00	4.931	3.84	4.23	09/04 - 05/14	09/04 - 05/34	20 CPB
5A1	5	3/1 or 3/6 CB	106,185,000	AAA/Aaa	4.00	4.267	2.20	5.41	09/04 - 06/07	09/04 - 06/34	15 CPB
6A1	6	5/1 or 5/6 CB	45,387,000	AAA/Aaa	4.00	4.489	3.24	5.49	09/04 - 05/09	09/04 - 06/34	15 CPB
B1	1,2,3,4,5,6	Crossed	19,132,000	AA	2.50	4.678	3.80	7.17	09/04 - 05/14	09/04 - 07/34	20 CPB
B2	1,2,3,4,5,6	Crossed	12,753,000	A	1.50	4.678	3.80	7.17	09/04 - 05/14	09/04 - 07/34	20 CPB
B3	1,2,3,4,5,6	Crossed	6,376,000	BBB	1.00	4.678	3.80	7.17	09/04 - 05/14	09/04 - 07/34	20 CPB
B4	1,2,3,4,5,6	Crossed	5,101,000	BB	0.60	4.678	3.80	7.17	09/04 - 05/14	09/04 - 07/34	20 CPB
B5	1,2,3,4,5,6	Crossed	2,551,000	B	0.40	4.678	3.80	7.17	09/04 - 05/14	09/04 - 07/34	20 CPB
B6	1,2,3,4,5,6	Crossed	5,101,270	NR	0.00	4.678	3.80	7.17	09/04 - 05/14	09/04 - 07/34	20 CPB

(1) The Certificate Sizes are approximate, based on projected scheduled August 1, 2004 balances of the Mortgage Loans, and subject to a +/- 5% variance.

(2) The Credit Enhancement percentages are preliminary and are subject to change based upon the final Mortgage Loan pool as of the Cut-Off Date and rating agency analysis.

(3) For the Senior Certificates, the Pass-Through Rates with respect to each Distribution Date will equal a per annum rate equal to the weighted average of the net rates for the mortgage loans in the respective mortgage group. For the Subordinate certificates, the Pass-Through Rates will equal a per annum rate equal to the weighted average of the net rates for the mortgage loans in all four mortgage loan groups.

(4) Average Life and Payment Windows are calculated based upon the applicable prepayment speeds to the reset date (CPB) or maturity date. CPB implies prepayment in full is individually applied to each hypothetical mortgage loan at its next reset date.

Preliminary Collateral Description[1]

	Group 1 3 Year Hybrids	Group 2 5 Year Hybrids	Group 3 7 Year Hybrids	Group 4 10 Year Hybrids	Group 5 3 Year CB Hybrids[2]	Group 6 5 Year CB Hybrids[2]	Total
Aggregate Principal Balance	$454,074,422	$631,384,560	$30,221,730	$13,001,207	$111,726,936	$47,756,064	$1,288,164,919
Average Loan Balance	$503,967	$498,724	$382,554	$406,288	$226,168	$224,207	$431,546
Number of Loans	901	1266	79	32	494	213	2,985
Weighted Average Months to Roll	35	59	82	118	34	58	49
Weighted Average Term to Maturity	359	359	358	358	359	358	359
Gross WAC	4.735%	5.158%	4.920%	5.181%	4.526%	4.768%	4.934%
Weighted Average Expense Rate before reset	0.251%	0.258%	0.250%	0.250%	0.259%	0.278%	0.256%
Weighted Average Expense Rate after reset	0.251%	0.359%	0.250%	0.250%	0.259%	0.278%	0.306%
Net WAC	4.484%	4.900%	4.670%	4.931%	4.267%	4.489%	4.678%
Initial Cap	2.005%	5.001%	5.000%	5.000%	2.071%	5.000%	3.690%
Periodic Cap	2.000%	1.982%	2.000%	2.000%	1.968%	1.933%	1.986%
Lifetime Cap	6.000%	5.055%	5.000%	5.000%	6.000%	5.227%	5.475%
Gross WAC Range	2.875%-7.125%	3.500%-6.875%	4.125%-5.875%	4.625%-5.875%	3.125%-5.875%	3.750%-5.875%	2.875%-7.125%
Maximum Gross WAC	10.810%	10.213%	9.920%	10.181%	10.732%	9.994%	10.453%
Six- Month LIBOR Indexed Percent	0.0%	1.7%	0.0%	0.0%	3.2%	6.7%	1.4%
One-Year LIBOR Indexed Percent	99.4%	93.6%	98.0%	100.0%	90.4%	63.1%	94.4%
One-Year CMT Indexed Percent	0.6%	4.8%	2.0%	0.0%	6.4%	30.2%	4.3%
Weighted Average Margin	2.266%	2.300%	2.260%	2.250%	2.298%	2.437%	2.291%
Weighted Average Margin - Post Reset	2.015%	1.941%	2.010%	2.000%	2.039%	2.158%	1.986%
Weighted Average FICO	732	732	738	742	734	741	733
Weighted Average Original LTV	74.3%	74.4%	70.6%	65.5%	73.0%	73.0%	74.0%
Interest Only Percent	77.5%	68.4%	48.1%	72.4%	85.6%	84.0%	73.3%
Cash Out Refinance Percent	10.9%	10.1%	17.5%	22.3%	23.4%	13.4%	11.9%
California Percent	54.7%	57.0%	7.0%	24.5%	36.9%	28.4%	51.9%
Primary Residence Percent	93.3%	94.7%	97.5%	91.5%	93.5%	90.3%	94.0%
Single Family and PUD Percent	88.7%	90.5%	91.8%	93.5%	84.5%	79.8%	89.0%
Single Largest Zip Code Percent	1.3%	0.8%	4.3%	7.7%	0.9%	1.3%	0.6%
Largest Individual Loan Balance	$1,500,000	$1,750,000	$994,000	$1,000,000	$641,600	$350,000	$1,750,000

(1) Using July 1, 2004 scheduled balances

(2) CB refers to conventional conforming balance

Time Table

Cut-Off Date:	August 1, 2004
Settlement Date:	August 27, 2004
Distribution Date:	25th of each month or the next business day
First Distribution Date:	September 27, 2004

Features of the Transaction

- Offering consists of certificates totaling approximately $1,262,530,000 of which $1,224,269,000 are expected to be rated AAA/Aaa by two of Fitch, S&P or Moody's. $19,132,000 are expected to be rated AA, $12,753,000 are expected to be rated A and $6,376,000 are expected to be rated BBB by one of Fitch, S&P or Moody's.
- The expected amount of credit support for each group of senior certificates will be approximately 4.00% (+/- 0.50%).
- All collateral consists of 3/1, 3/6, 5/1, 5/6, 7/1, and 10/1 hybrid adjustable rate mortgage loans with 100% set to mature within 30 years of the date of origination, secured by first liens on one- to four-family residential properties and originated or acquired by Countrywide Home Loans, Inc., Wells Fargo Bank, N.A, National City Mortgage Co., and Indymac Bank, F.S.B.

Structure of the Certificates

As the mortgagors pay principal on the mortgage loans in each loan group, that principal is distributed to the holders of the senior certificates related to that loan group. Credit support for the transaction is in the form of a senior/subordinated, shifting interest structure. The Class B1, Class B2, Class B3 Certificates (the "Senior Subordinate Certificates") and the Class B4, Class B5 and Class B6 Certificates (the "Junior Subordinate Certificates", not offered hereby, and together with the Senior Subordinate Certificates, the "Subordinate Certificates") will be subordinate in the right to receive payments of principal and interest and, therefore, provide credit protection to the Class 1A1, the Class 2A1, the Class 3A1, the Class 4A1, the Class 5A1 and the Class 6A1 Certificates (collectively the "Senior Certificates"). If on any distribution date there is a shortfall in the funds needed to make all payments to certificateholders, the senior certificates will receive distributions of interest and principal before the subordinate certificates are entitled to receive distributions of interest or principal, and subordinate certificates will receive distributions in order of their numerical class designations. This provides additional security to the senior certificates.

Shifting Interest:
Unless the aggregate class principal balance of the subordinate certificates has reached a certain level relative to the senior certificates or the delinquencies and losses on the mortgage loans exceed certain limits, the senior certificates will, in the aggregate, generally receive their pro rata share of all scheduled principal payments and 100% of all principal prepayments on the mortgage loans until the 7th anniversary of the first distribution date (i.e., the distribution date in August 2011, unless prepayments exceed a certain level). Thereafter, the senior certificates (other than the interest only certificates) will generally receive their share of scheduled principal payments and a disproportionately large, but decreasing, share of principal prepayments. This will result in a faster rate of return of principal to those senior certificates than would occur if those senior certificates and the subordinate certificates received all payments pro rata and increases the likelihood that holders of the senior certificates (other than the interest only certificates) will be paid the full amount of principal to which they are entitled. The prepayment percentages on the Subordinate Certificates are as follows:

Distribution Date	Shift Percentage
September 2004 – August 2011	0%
September 2011 – August 2012	30%
September 2012 – August 2013	40%
September 2013 – August 2014	60%
September 2014 – August 2015	80%
September 2015 and after	100%

If before the Distribution Date in September 2007 the credit support to the Senior Certificates is greater than or equal to two times the original credit support percentage, then the Subordinate Certificates would be entitled to 50% of their pro rata share of principal prepayments proceeds subject to certain loss and delinquency criteria. If on or after the Distribution Date in September 2007 the credit support is greater than or equal to two times the original credit support percentage, then the Subordinate Certificates would be entitled to 100% of their pro rata share of the principal prepayment proceeds.

Group 2 Mortgage Loans Cont'd: The mortgage interest rates adjust at the end of the initial fixed interest rate period and annually or semi-annually thereafter. The mortgage interest rates will be indexed to Six-Month LIBOR, One-Year LIBOR or to One-Year CMT and will adjust to that index plus a certain number of basis points (the "Gross Margin").[1] All the Group 2 Mortgage Loans have a Periodic Interest Rate Cap of 5.001% for the first adjustment date and 1.982% for every adjustment date thereafter on a weighted average basis. The mortgage interest rates are subject to lifetime maximum mortgage interest rates, which are generally 5.055% over the initial mortgage interest rate, on a weighted average basis.[2]

Group 3 Mortgage Loans: The Group 3 first lien Mortgage Loans consist of 98.0% One-Year LIBOR and 2.0% One-Year CMT Hybrid ARMs secured by one-to-four family residential properties. The Mortgage Loans have a fixed interest rate for the first 7 years after origination and thereafter the Mortgage Loans have a variable interest rate. Approximately 48.1% of the Group 3 Mortgage Loans require only the payment of interest until the month following the first rate adjustment date. The mortgage interest rates will be indexed to One-Year LIBOR or One-Year CMT and will adjust to that index plus a certain number of basis points (the "Gross Margin").[1] All the Group 3 Mortgage Loans have Periodic Interest Rate Caps of 5% for the first adjustment date and 2% for every adjustment date thereafter. The mortgage interest rates are subject to lifetime maximum mortgage interest rates, which are generally 5% over the initial mortgage interest rate.[2]

Group 4 Mortgage Loans: The Group 4 first lien Mortgage Loans consist of 100.0% One-Year LIBOR Hybrid ARMs secured by one-to-four family residential properties. The Mortgage Loans have a fixed interest rate for the first 10 years after origination and thereafter the Mortgage Loans have a variable interest rate. Approximately 72.4% of the Group 4 Mortgage Loans require only the payment of interest until the month following the first rate adjustment date. The mortgage interest rates adjust at the end of the initial fixed interest rate period and annually thereafter. The mortgage interest rates will be indexed to One-Year LIBOR and will adjust to that index plus a certain number of basis points (the "Gross Margin").[1] All the Group 4 Mortgage Loans have Periodic Interest Rate Caps of 5% for the first adjustment date and 2% for every adjustment date thereafter. The mortgage interest rates are subject to lifetime maximum mortgage interest rates, which are generally 5% over the initial mortgage interest rate, on a weighted average basis.[2]

Group 5 Mortgage Loans: The Group 5 first lien conforming balance Mortgage Loans consist of 3.2% Six-Month LIBOR, 90.4% One-Year LIBOR, and 6.4% One-Year CMT indexed Hybrid ARMs secured by one-to-four family residential properties. The Mortgage Loans have a fixed interest rate for the first 3 years after origination and thereafter the Mortgage Loans have a variable interest rate. Approximately 85.6% of the Group 5 Mortgage Loans require only the payment of interest until the month following the first rate adjustment date. The mortgage interest rates adjust at the end of the initial fixed interest rate period and annually or semi-annually thereafter. The mortgage interest rates will be indexed to Six-Month LIBOR, One-Year LIBOR, or One-Year CMT and will adjust to that index plus a certain number of basis points (the "Gross Margin").[1] All the Group 5 Mortgage Loans have Periodic Interest Rate Caps of 2.071% for the first adjustment date and 1.968% for every adjustment date thereafter on a weighted average basis. The mortgage interest rates are subject to lifetime maximum mortgage interest rates, which are generally 6.000% over the initial mortgage interest rate, on a weighted average basis.[2]

[1] The Six-Month LIBOR Index is the average of the interbank offered rates for Six-Year U.S. dollar-denominated deposits in the London Market ("LIBOR") as published in The Wall Street Journal. The One-Year LIBOR Index is the average of the interbank offered rates for One-Year U.S. dollar-denominated deposits in the London Market ("LIBOR") as published in The Wall Street Journal. The One-Year CMT loan index will be determined based on the average weekly yield on U.S. Treasury securities during the last full week occurring in the month which occurs one month prior to the applicable bond reset date, as published in Federal Reserve Statistical Release H. 15(519), as applicable, and annually thereafter.

[2] None of the mortgage interest rates are subject to a lifetime minimum interest rate. Therefore, the effective minimum interest rate for each Mortgage Loan will be its Gross Margin. None of the Mortgage Loans have a prepayment fee as of the date of origination.

Group 6 Mortgage Loans: The Group 6 first lien conforming balance Mortgage Loans consist of 6.7% Six-Month LIBOR, 63.1% One-Year LIBOR, and 30.2% One-Year CMT indexed Hybrid ARMs secured by one-to-four family residential properties. The Mortgage Loans have a fixed interest rate for the first 5 years after origination and thereafter the Mortgage Loans have a variable interest rate. Approximately 84.0% of the Group 6 Mortgage Loans require only the payment of interest until the month following the first rate adjustment date. The mortgage interest rates adjust at the end of the initial fixed interest rate period and annually or semi-annually thereafter. The mortgage interest rates will be indexed to Six-Month LIBOR, One-Year LIBOR, or One-Year CMT and will adjust to that index plus a certain number of basis points (the "Gross Margin").[1] All the Group 6 Mortgage Loans have Periodic Interest Rate Caps of 5.000% for the first adjustment date and 1.933% for every adjustment date thereafter on a weighted average basis. The mortgage interest rates are subject to lifetime maximum mortgage interest rates, which are generally 5.227% over the initial mortgage interest rate, on a weighted average basis.[2]

Expense Fee Rate: The "Expense Fee Rate" is comprised of primary servicing fees and lender paid mortgage insurance premiums, each as applicable. The weighted average Expense Fee Rate before the reset date will be equal to approximately 0.251%, 0.258%, 0.250%, 0.250%, 0.259% and 0.278% for the Group 1, Group 2, Group 3, Group 4, Group 5 and Group 6 Mortgage Loans respectively. 81% of the Group 2 Mortgage loans have a servicing fee increase of 0.125% after the first adjustment date. The Group 1, Group 3, Group 4, Group 5 and Group 6 Mortgage Loans do not have a servicing fee increase after the first adjustment date.

Expected Subordination: 4.00% (+/- 0.50%)

Other Certificates: The following Classes of "Other Certificates" will be issued in the indicated approximate original principal amounts, which will provide credit support to the related Offered Certificates, but are not offered hereby:

Certificate	Orig. Balance	WAC
B4	$5,101,000	4.678%
B5	$2,551,000	4.678%
B6	$5,101,270	4.678%

Clean Up Call: 10% of the Cut-off Date principal balance of the Mortgage Loans

Tax Treatment: It is anticipated that the Offered Certificates will be treated as REMIC regular interests for tax purposes.

ERISA Eligibility: The Offered Certificates are expected to be ERISA eligible. Prospective investors should review with their own legal advisors as to whether the purchase and holding of the Certificates could give rise to a transaction prohibited or not otherwise permissible under ERISA, the Code or other similar laws.

SMMEA Eligibility: The Senior and Class B1 Certificates are expected to constitute "mortgage related securities" for purposes of SMMEA.

Minimum Denomination: $25,000 for the Senior Certificates

Delivery: Senior Certificates and Senior Subordinate Certificates – DTC

[1] The Six-Month LIBOR Index is the average of the interbank offered rates for Six-Year U.S. dollar-denominated deposits in the London Market ("LIBOR") as published in The Wall Street Journal. The One-Year LIBOR Index is the average of the interbank offered rates for One-Year U.S. dollar-denominated deposits in the London Market ("LIBOR") as published in The Wall Street Journal. The One-Year CMT loan index will be determined based on the average weekly yield on U.S. Treasury securities during the last full week occurring in the month which occurs one month prior to the applicable bond reset date, as published in Federal Reserve Statistical Release H. 15(519), as applicable, and annually thereafter.

[2] None of the mortgage interest rates are subject to a lifetime minimum interest rate. Therefore, the effective minimum interest rate for each Mortgage Loan will be its Gross Margin. None of the Mortgage Loans have a prepayment fee as of the date of origination.

Stats
Count: 2,985
Current Balance: $1,288,164,919
Average Current Balance: $431,546
Gross Weighted Average Coupon: 4.934%
Net Weighted Average Coupon: 4.678%
Weighted Average Expense Rate: 0.256%
Weighted Average Expense Rate - after Reset: 0.306%
Original Term: 360
Remaining Term: 359
Age: 1
Original Loan-to-Value Ratio: 74.03%
Margin: 2.291%
Net Margin: 1.986%
Initial Periodic Cap: 3.690%
Subsequent Periodic Cap: 1.986%
Lifetime Cap: 5.475%
Maximum Interest Rate: 10.453%
Months to Next Roll: 49
FICO Score: 733
Max Zip Code Percentage: 0.566%
Debt-to-Income Ratio: 34.225%

Product Type	Count	Balance	Percent
10/1 ARM	32	$13,001,207	1.0%
3/1 ARM	1,381	562,278,466	43.6
3/6 ARM	14	3,522,891	0.3
5/1 ARM	1,443	665,255,280	51.6
5/6 ARM	36	13,885,344	1.1
7/1 ARM	79	30,221,730	2.3
Total:	2,985	$1,288,164,919	100.0%

Balance Type	Count	Balance	Percent
Conforming	751	$169,551,465	13.2%
Non - Conforming	2,234	1,118,613,454	86.8
Total:	2,985	$1,288,164,919	100.0%

Principal Balance	Count	Balance	Percent
$50,000.01 to $200,000.00	285	$43,748,786	3.4%
$200,000.01 to $350,000.00	632	181,568,804	14.1
$350,000.01 to $500,000.00	1,262	524,258,102	40.7
$500,000.01 to $650,000.00	565	326,863,282	25.4
$650,000.01 to $800,000.00	104	76,135,117	5.9
$800,000.01 to $950,000.00	56	48,928,424	3.8
$950,000.01 to $1,100,000.00	66	65,602,833	5.1
$1,100,000.01 to $1,250,000.00	4	4,814,176	0.4
$1,250,000.01 to $1,400,000.00	4	5,252,250	0.4
$1,400,000.01 to $1,550,000.00	5	7,550,000	0.6
$1,550,000.01 to $1,700,000.00	1	1,693,145	0.1
$1,700,000.01 to $1,850,000.00	1	1,750,000	0.1
Total:	2,985	$1,288,164,919	100.0%

Current Rate	Count	Balance	Percent
2.750% to 2.999%	1	$558,746	0.0%
3.000% to 3.249%	2	519,000	0.0
3.250% to 3.499%	7	2,694,250	0.2
3.500% to 3.749%	32	12,451,956	1.0
3.750% to 3.999%	106	46,358,356	3.6
4.000% to 4.249%	146	57,281,288	4.4
4.250% to 4.499%	287	125,768,301	9.8
4.500% to 4.749%	391	152,940,749	11.9
4.750% to 4.999%	644	268,497,708	20.8
5.000% to 5.249%	419	183,254,283	14.2
5.250% to 5.499%	401	182,264,233	14.1
5.500% to 5.749%	283	134,432,031	10.4
5.750% to 5.999%	193	88,541,107	6.9
6.000% to 6.249%	54	24,058,864	1.9
6.250% to 6.499%	13	5,728,800	0.4
6.500% to 6.749%	2	825,107	0.1
6.750% to 6.999%	3	1,340,140	0.1
7.000% to 7.249%	1	650,000	0.1
Total:	2,985	$1,288,164,919	100.0%

Age	Count	Balance	Percent
0 to 2	2,882	$1,244,344,756	96.6%
3 to 5	66	26,724,241	2.1
6 to 8	17	7,015,576	0.5
9 to 11	17	8,714,598	0.7
12 to 14	3	1,365,748	0.1
Total:	2,985	$1,288,164,919	100.0%

Original Loan-To-Value Ratio	Count	Balance	Percent
0.001% to 50.000%	139	$57,855,553	4.5%
50.001% to 60.000%	165	77,262,798	6.0
60.001% to 70.000%	447	214,239,090	16.6
70.001% to 75.000%	289	134,241,706	10.4
75.001% to 80.000%	1,799	761,932,831	59.1
80.001% to 85.000%	15	3,713,784	0.3
85.001% to 90.000%	69	20,793,170	1.6
90.001% to 95.000%	61	17,726,012	1.4
95.001% to 100.000%	1	399,976	0.0
Total:	2,985	$1,288,164,919	100.0%

Current Loan-To-Value Ratio	Count	Balance	Percent
0.001% to 50.000%	139	$57,855,553	4.5%
50.001% to 60.000%	166	77,662,067	6.0
60.001% to 70.000%	449	214,798,208	16.7
70.001% to 75.000%	289	134,650,664	10.5
75.001% to 80.000%	1,796	760,565,486	59.0
80.001% to 85.000%	16	3,885,684	0.3
85.001% to 90.000%	68	20,621,270	1.6
90.001% to 95.000%	61	17,726,012	1.4
95.001% to 100.000%	1	399,976	0.0
Total:	2,985	$1,288,164,919	100.0%

FICO Score	Count	Balance	Percent
600 to 639	23	$10,646,836	0.8%
640 to 679	239	105,226,808	8.2
680 to 699	305	121,191,951	9.4
700 to 719	510	226,936,684	17.6
720 to 759	1,119	483,093,503	37.5
760 to 799	731	318,848,800	24.8
800 to 819	55	20,471,836	1.6
820 to 839	3	1,748,500	0.1
Total:	2,985	$1,288,164,919	100.0%

First Payment Date	Count	Balance	Percent
2003-08-01	3	$1,365,748	0.1%
2003-09-01	3	1,505,664	0.1
2003-10-01	8	4,064,888	0.3
2003-11-01	6	3,144,046	0.2
2003-12-01	8	3,185,319	0.2
2004-01-01	3	1,095,482	0.1
2004-02-01	6	2,734,774	0.2
2004-03-01	12	4,851,890	0.4
2004-04-01	20	8,439,370	0.7
2004-05-01	34	13,432,981	1.0
2004-06-01	602	216,801,926	16.8
2004-07-01	1,430	608,594,501	47.2
2004-08-01	842	414,792,937	32.2
2004-09-01	8	4,155,392	0.3
Total:	2,985	$1,288,164,919	100.0%

States	Count	Balance	Percent
AK	1	$295,920	0.0%
AL	2	765,000	0.1
AZ	117	40,954,375	3.2
CA	1,431	668,212,028	51.9
CO	73	31,344,399	2.4
CT	26	12,007,303	0.9
DC	17	7,269,381	0.6
DE	8	2,360,761	0.2
FL	145	57,677,332	4.5
GA	76	22,595,800	1.8
HI	21	11,869,358	0.9
ID	3	1,406,075	0.1
IL	86	38,387,946	3.0
IN	11	3,833,341	0.3
KS	5	2,692,295	0.2
KY	5	1,721,924	0.1
LA	3	1,271,434	0.1
MA	49	21,942,627	1.7
MD	116	43,005,578	3.3
ME	1	400,000	0.0
MI	42	18,884,711	1.5
MN	14	4,349,518	0.3
MO	8	2,916,089	0.2
MS	1	548,948	0.0
MT	1	490,172	0.0
NC	26	10,380,574	0.8
NH	2	928,600	0.1
NJ	78	41,116,750	3.2
NM	8	2,970,535	0.2
NV	128	53,163,267	4.1
NY	48	22,411,443	1.7
OH	28	10,747,585	0.8
OK	1	628,000	0.0
OR	15	5,526,794	0.4
PA	16	6,614,324	0.5
RI	3	756,077	0.1
SC	22	6,934,397	0.5
SD	1	244,000	0.0
TN	6	2,045,691	0.2
TX	65	24,685,479	1.9
UT	12	3,522,304	0.3
VA	183	67,712,735	5.3
VT	1	650,000	0.1
WA	65	24,393,569	1.9
WI	11	4,470,848	0.3
WV	2	332,270	0.0
WY	2	727,363	0.1
Total:	2,985	$1,288,164,919	100.0%

Top 10 Zipcodes	Count	Balance	Percent
32541	16	$7,291,760	0.6%
89135	13	7,244,107	0.6
89052	14	6,967,234	0.5
92648	9	6,355,993	0.5
92078	12	5,604,954	0.4
92629	8	5,265,278	0.4
92130	8	5,085,599	0.4
94587	10	4,532,103	0.4
94547	10	4,455,190	0.3
92677	8	4,432,551	0.3
Other	2,877	1,230,930,150	95.6
Total:	2,985	$1,288,164,919	100.0%

Index	Count	Balance	Percent
1 Year CMT	173	$55,087,499	4.3%
1 Year Libor	2,762	1,215,669,185	94.4
6 Months Libor	50	17,408,236	1.4
Total:	2,985	$1,288,164,919	100.0%

Margin	Count	Balance	Percent
2.250%	2,692	$1,183,283,953	91.9%
2.500%	2	874,955	0.1
2.750%	286	102,156,158	7.9
2.875%	1	400,000	0.0
3.125%	1	343,425	0.0
3.250%	1	399,976	0.0
3.375%	2	706,452	0.1
Total:	2,985	$1,288,164,919	100.0%

Initial Periodic Cap	Count	Balance	Percent
2.000%	1,360	$557,283,265	43.3%
3.000%	34	7,978,739	0.6
5.000%	1,589	721,964,293	56.0
6.000%	2	938,622	0.1
Total:	2,985	$1,288,164,919	100.0%

Subsequent Periodic Cap	Count	Balance	Percent
1.000%	51	$17,807,504	1.4%
2.000%	2,934	1,270,357,415	98.6
Total:	2,985	$1,288,164,919	100.0%

Lifetime Cap	Count	Balance	Percent
5.000%	1,470	$676,861,835	52.5%
6.000%	1,515	611,303,084	47.5
Total:	2,985	$1,288,164,919	100.0%

Max Rate	Count	Balance	Percent
8.000% to 8.499%	2	$519,000	0.0%
8.500% to 8.999%	21	9,943,649	0.8
9.000% to 9.499%	149	68,922,319	5.4
9.500% to 9.999%	496	222,029,189	17.2
10.000% to 10.499%	741	329,161,365	25.6
10.500% to 10.999%	921	388,780,938	30.2
11.000% to 11.499%	435	180,529,639	14.0
11.500% to 11.999%	162	66,308,248	5.1
12.000% to 12.499%	31	11,407,624	0.9
12.500% to 12.999%	16	6,020,505	0.5
13.000% to 13.499%	5	1,958,983	0.2
13.500% to 13.999%	4	1,751,660	0.1
14.000% to 14.499%	2	831,800	0.1
Total:	2,985	$1,288,164,919	100.0%

Months to Roll	Count	Balance	Percent
7 to 36	1,393	$564,931,358	43.9%
37 to 60	1,475	676,725,233	52.5
61 to 84	85	33,507,122	2.6
85 to 120	32	13,001,207	1.0
Total:	2,985	$1,288,164,919	100.0%

Delinquency	Count	Balance	Percent
30 DAYS	2	$798,000	0.1%
CURRENT	2,983	1,287,366,919	99.9
Total:	2,985	$1,288,164,919	100.0%

Property Type	Count	Balance	Percent
Single Family	1,696	$741,078,170	57.5%
Planned Unit Development	921	405,546,229	31.5
Condominium	346	128,930,710	10.0
Two-to-Four Family	22	12,609,810	1.0
Total:	2,985	$1,288,164,919	100.0%

Occupancy Code	Count	Balance	Percent
Primary Residence	2,792	$1,210,583,191	94.0%
Second Home	183	73,764,683	5.7
Investment	10	3,817,045	0.3
Total:	2,985	$1,288,164,919	100.0%

Purpose	Count	Balance	Percent
Purchase	1,932	$867,195,400	67.3%
Rate Term Refinance	646	267,455,958	20.8
Cash Out Refinance	407	153,513,561	11.9
Total:	2,985	$1,288,164,919	100.0%

Page 11 of 58

Documentation Type	Count	Balance	Percent
Asset Verification	280	$127,933,245	9.9%
Full Documentation	2,631	1,134,634,359	88.1
Income Verification	60	19,313,608	1.5
No Documentation	14	6,283,708	0.5
Total:	2,985	$1,288,164,919	100.0%

Debt-to-Income Ratio	Count	Balance	Percent
Less than or equal to 0.000%	87	$30,689,030	2.4%
0.001% to 10.000%	22	10,444,184	0.8
10.001% to 20.000%	210	95,213,121	7.4
20.001% to 30.000%	621	264,861,599	20.6
30.001% to 40.000%	1,172	489,558,311	38.0
40.001% to 50.000%	763	342,197,765	26.6
50.001% to 60.000%	107	54,200,222	4.2
60.001% to 70.000%	1	263,000	0.0
100.001% or greater	2	737,686	0.1
Total:	2,985	$1,288,164,919	100.0%

Prepayment Penalty Flag	Count	Balance	Percent
N	2,971	$1,282,496,134	99.6%
Y	14	5,668,785	0.4
Total:	2,985	$1,288,164,919	100.0%

Interest Only	Count	Balance	Percent
Y	2,212	$943,541,471	73.2%
N	773	344,623,449	26.8
Total:	2,985	$1,288,164,919	100.0%

Mortgage Insurance	Count	Balance	Percent
OLTV <= 80	2,839	$1,245,531,977	96.7%
OLTV > 80 and Insured	146	42,632,942	3.3
Total:	2,985	$1,288,164,919	100.0%

Servicer	Count	Balance	Percent
Countrywide	1,617	$809,302,696	62.8%
National City Mortgage	1,159	408,858,894	31.7
IndyMac	153	53,081,197	4.1
Wells Fargo	56	16,922,133	1.3
Total:	2,985	$1,288,164,919	100.0%

Stats
Count: 901
Current Balance: $454,074,422
Average Current Balance: $503,967
Gross Weighted Average Coupon: 4.735%
Net Weighted Average Coupon: 4.484%
Weighted Average Expense Rate: 0.251%
Weighted Average Expense Rate - after Reset: 0.251%
Original Term: 360
Remaining Term: 359
Age: 1
Original Loan-to-Value Ratio: 74.34%
Margin: 2.266%
Net Margin: 2.015%
Initial Periodic Cap: 2.005%
Subsequent Periodic Cap: 2.000%
Lifetime Cap: 6.000%
Maximum Interest Rate: 10.810%
Months to Next Roll: 35
FICO Score: 732
Max Zip Code Percentage: 1.344%
Debt-to-Income Ratio: 35.143%

Product Type	Count	Balance	Percent
3/1 ARM	901	$454,074,422	100.0%
Total:	901	$454,074,422	100.0%

Balance Type	Count	Balance	Percent
Non - Conforming	901	$454,074,422	100.0%
Total:	901	$454,074,422	100.0%

Principal Balance	Count	Balance	Percent
$200,000.01 to $350,000.00	60	$20,587,586	4.5%
$350,000.01 to $500,000.00	492	206,182,694	45.4
$500,000.01 to $650,000.00	255	147,317,648	32.4
$650,000.01 to $800,000.00	46	33,673,918	7.4
$800,000.01 to $950,000.00	23	19,972,724	4.4
$950,000.01 to $1,100,000.00	21	20,891,645	4.6
$1,100,000.01 to $1,250,000.00	1	1,248,208	0.3
$1,250,000.01 to $1,400,000.00	2	2,700,000	0.6
$1,400,000.01 to $1,550,000.00	1	1,500,000	0.3
Total:	901	$454,074,422	100.0%

Current Rate	Count	Balance	Percent
2.750% to 2.999%	1	$558,746	0.1%
3.250% to 3.499%	3	1,885,330	0.4
3.500% to 3.749%	16	8,105,902	1.8
3.750% to 3.999%	55	30,590,041	6.7
4.000% to 4.249%	68	33,996,371	7.5
4.250% to 4.499%	108	57,019,073	12.6
4.500% to 4.749%	145	73,268,828	16.1
4.750% to 4.999%	195	95,842,370	21.1
5.000% to 5.249%	107	54,579,217	12.0
5.250% to 5.499%	96	46,885,533	10.3
5.500% to 5.749%	83	39,254,013	8.6
5.750% to 5.999%	12	6,521,299	1.4
6.000% to 6.249%	7	3,138,200	0.7
6.250% to 6.499%	3	1,424,500	0.3
6.750% to 6.999%	1	355,000	0.1
7.000% to 7.249%	1	650,000	0.1
Total:	901	$454,074,422	100.0%

Age	Count	Balance	Percent
0 to 2	879	$442,542,610	97.5%
3 to 5	15	7,628,462	1.7
6 to 8	1	644,080	0.1
9 to 11	6	3,259,271	0.7
Total:	901	$454,074,422	100.0%

Original Loan-To-Value Ratio	Count	Balance	Percent
0.001% to 50.000%	26	$14,808,527	3.3%
50.001% to 60.000%	49	28,543,111	6.3
60.001% to 70.000%	141	77,105,402	17.0
70.001% to 75.000%	95	51,861,588	11.4
75.001% to 80.000%	553	267,190,581	58.8
80.001% to 85.000%	2	832,750	0.2
85.001% to 90.000%	17	6,913,004	1.5
90.001% to 95.000%	17	6,419,483	1.4
95.001% to 100.000%	1	399,976	0.1
Total:	901	$454,074,422	100.0%

Current Loan-To-Value Ratio	Count	Balance	Percent
0.001% to 50.000%	26	$14,808,527	3.3%
50.001% to 60.000%	49	28,543,111	6.3
60.001% to 70.000%	141	77,105,402	17.0
70.001% to 75.000%	95	51,861,588	11.4
75.001% to 80.000%	553	267,190,581	58.8
80.001% to 85.000%	2	832,750	0.2
85.001% to 90.000%	17	6,913,004	1.5
90.001% to 95.000%	17	6,419,483	1.4
95.001% to 100.000%	1	399,976	0.1
Total:	901	$454,074,422	100.0%

FICO Score	Count	Balance	Percent
600 to 639	5	$2,572,894	0.6%
640 to 679	75	37,829,666	8.3
680 to 699	82	42,307,946	9.3
700 to 719	181	91,173,927	20.1
720 to 759	331	163,763,916	36.1
760 to 799	205	106,544,784	23.5
800 to 819	21	9,171,541	2.0
820 to 839	1	709,750	0.2
Total:	901	$454,074,422	100.0%

First Payment Date	Count	Balance	Percent
2003-09-01	1	$375,841	0.1%
2003-10-01	2	1,060,000	0.2
2003-11-01	3	1,823,429	0.4
2004-02-01	1	644,080	0.1
2004-03-01	2	1,235,453	0.3
2004-04-01	7	3,532,068	0.8
2004-05-01	6	2,860,941	0.6
2004-06-01	24	11,806,057	2.6
2004-07-01	508	255,218,669	56.2
2004-08-01	345	174,647,884	38.5
2004-09-01	2	870,000	0.2
Total:	901	$454,074,422	100.0%

States	Count	Balance	Percent
AL	2	$765,000	0.2%
AZ	33	15,815,163	3.5
CA	486	248,394,110	54.7
CO	15	7,625,504	1.7
CT	7	3,916,658	0.9
DC	5	2,567,499	0.6
DE	2	791,280	0.2
FL	55	25,052,520	5.5
GA	10	4,364,195	1.0
HI	6	4,909,866	1.1
ID	2	1,034,075	0.2
IL	27	12,493,999	2.8
IN	2	700,400	0.2
KS	1	900,000	0.2
LA	1	376,000	0.1
MA	21	10,380,506	2.3
MD	24	12,045,060	2.7
ME	1	400,000	0.1
MI	19	10,628,395	2.3
MN	1	411,000	0.1
MO	2	983,564	0.2
NC	8	4,263,399	0.9
NJ	25	13,069,456	2.9
NM	2	1,358,967	0.3
NV	38	18,815,657	4.1
NY	13	6,635,847	1.5
OH	7	3,285,794	0.7
OK	1	628,000	0.1
OR	1	547,200	0.1
PA	2	790,821	0.2
RI	1	462,077	0.1
SC	5	2,335,208	0.5
TN	1	548,820	0.1
TX	15	6,864,803	1.5
UT	1	553,000	0.1
VA	37	18,260,707	4.0
WA	18	9,329,172	2.1
WI	4	1,770,700	0.4
Total:	901	$454,074,422	100.0%

Top 10 Zipcodes	Count	Balance	Percent
32541	13	$6,104,960	1.3%
92648	6	4,707,300	1.0
89135	6	3,646,793	0.8
92843	7	3,093,143	0.7
94587	6	2,928,053	0.6
92629	3	2,908,678	0.6
91913	6	2,864,144	0.6
94583	5	2,776,384	0.6
92130	4	2,444,000	0.5
92078	5	2,272,497	0.5
Other	840	420,328,470	92.6
Total:	901	$454,074,422	100.0%

Index	Count	Balance	Percent
1 Year CMT	6	$2,842,725	0.6%
1 Year Libor	895	451,231,698	99.4
Total:	901	$454,074,422	100.0%

Margin	Count	Balance	Percent
2.250%	872	$440,711,520	97.1%
2.500%	1	539,354	0.1
2.750%	25	11,717,121	2.6
3.250%	1	399,976	0.1
3.375%	2	706,452	0.2
Total:	901	$454,074,422	100.0%

Initial Periodic Cap	Count	Balance	Percent
2.000%	900	$453,535,069	99.9%
6.000%	1	539,354	0.1
Total:	901	$454,074,422	100.0%

Subsequent Periodic Cap	Count	Balance	Percent
2.000%	901	$454,074,422	100.0%
Total:	901	$454,074,422	100.0%

Lifetime Cap	Count	Balance	Percent
6.000%	901	$454,074,422	100.0%
Total:	901	$454,074,422	100.0%

Max Rate	Count	Balance	Percent
8.500% to 8.999%	1	$558,746	0.1%
9.000% to 9.499%	4	2,385,330	0.5
9.500% to 9.999%	70	38,195,943	8.4
10.000% to 10.499%	158	82,778,593	18.2
10.500% to 10.999%	306	151,598,204	33.4
11.000% to 11.499%	219	109,541,296	24.1
11.500% to 11.999%	111	53,035,092	11.7
12.000% to 12.499%	14	7,653,428	1.7
12.500% to 12.999%	11	4,570,193	1.0
13.000% to 13.499%	2	1,310,000	0.3
13.500% to 13.999%	3	1,615,799	0.4
14.000% to 14.499%	2	831,800	0.2
Total:	901	$454,074,422	100.0%

Months to Roll	Count	Balance	Percent
7 to 36	899	$453,204,422	99.8%
37 to 60	2	870,000	0.2
Total:	901	$454,074,422	100.0%

Delinquency	Count	Balance	Percent
CURRENT	901	$454,074,422	100.0%
Total:	901	$454,074,422	100.0%

Property Type	Count	Balance	Percent
Single Family	504	$256,180,571	56.4%
Planned Unit Development	291	146,597,803	32.3
Condominium	96	44,336,462	9.8
Two-to-Four Family	10	6,959,587	1.5
Total:	901	$454,074,422	100.0%

Occupancy Code	Count	Balance	Percent
Primary Residence	839	$423,789,390	93.3%
Second Home	62	30,285,032	6.7
Total:	901	$454,074,422	100.0%

Purpose	Count	Balance	Percent
Purchase	619	$312,326,745	68.8%
Rate Term Refinance	178	92,345,393	20.3
Cash Out Refinance	104	49,402,284	10.9
Total:	901	$454,074,422	100.0%

Documentation Type	Count	Balance	Percent
Asset Verification	68	$35,356,874	7.8%
Full Documentation	833	418,717,549	92.2
Total:	901	$454,074,422	100.0%

Debt-to-Income Ratio	Count	Balance	Percent
Less than or equal to 0.000%	2	$1,102,462	0.2%
0.001% to 10.000%	7	3,144,799	0.7
10.001% to 20.000%	58	31,529,396	6.9
20.001% to 30.000%	183	91,914,136	20.2
30.001% to 40.000%	366	180,119,248	39.7
40.001% to 50.000%	250	127,636,416	28.1
50.001% to 60.000%	35	18,627,965	4.1
Total:	901	$454,074,422	100.0%

Prepayment Penalty Flag	Count	Balance	Percent
N	897	$452,381,598	99.6%
Y	4	1,692,825	0.4
Total:	901	$454,074,422	100.0%

Interest Only	Count	Balance	Percent
Y	694	$351,966,760	77.5%
N	207	102,107,663	22.5
Total:	901	$454,074,422	100.0%

Mortgage Insurance	Count	Balance	Percent
OLTV <= 80	864	$439,509,210	96.8%
OLTV > 80 and Insured	37	14,565,213	3.2
Total:	901	$454,074,422	100.0%

Servicer	Count	Balance	Percent
Countrywide	591	$298,947,202	65.8%
National City Mortgage	310	155,127,220	34.2
Total:	901	$454,074,422	100.0%

Stats
Count: 1,266
Current Balance: $631,384,560
Average Current Balance: $498,724
Gross Weighted Average Coupon: 5.158%
Net Weighted Average Coupon: 4.900%
Weighted Average Expense Rate: 0.258%
Weighted Average Expense Rate - after Reset: 0.359%
Original Term: 360
Remaining Term: 359
Age: 1
Original Loan-to-Value Ratio: 74.41%
Margin: 2.300%
Net Margin: 1.941%
Initial Periodic Cap: 5.001%
Subsequent Periodic Cap: 1.982%
Lifetime Cap: 5.055%
Maximum Interest Rate: 10.213%
Months to Next Roll: 59
FICO Score: 732
Max Zip Code Percentage: 0.841%
Debt-to-Income Ratio: 34.385%

Product Type	Count	Balance	Percent
5/1 ARM	1,243	$620,676,970	98.3%
5/6 ARM	23	10,707,590	1.7
Total:	1,266	$631,384,560	100.0%

Balance Type	Count	Balance	Percent
Non - Conforming	1,266	$631,384,560	100.0%
Total:	1,266	$631,384,560	100.0%

Principal Balance	Count	Balance	Percent
$200,000.01 to $350,000.00	110	$37,481,809	5.9%
$350,000.01 to $500,000.00	724	298,959,785	47.3
$500,000.01 to $650,000.00	293	169,812,380	26.9
$650,000.01 to $800,000.00	53	38,763,329	6.1
$800,000.01 to $950,000.00	32	28,038,705	4.4
$950,000.01 to $1,100,000.00	43	42,717,188	6.8
$1,100,000.01 to $1,250,000.00	3	3,565,968	0.6
$1,250,000.01 to $1,400,000.00	2	2,552,250	0.4
$1,400,000.01 to $1,550,000.00	4	6,050,000	1.0
$1,550,000.01 to $1,700,000.00	1	1,693,145	0.3
$1,700,000.01 to $1,850,000.00	1	1,750,000	0.3
Total:	1,266	$631,384,560	100.0%

Current Rate	Count	Balance	Percent
3.500% to 3.749%	3	$1,356,050	0.2%
3.750% to 3.999%	13	7,201,037	1.1
4.000% to 4.249%	20	10,268,105	1.6
4.250% to 4.499%	77	45,387,596	7.2
4.500% to 4.749%	69	36,399,307	5.8
4.750% to 4.999%	227	116,622,282	18.5
5.000% to 5.249%	195	97,600,635	15.5
5.250% to 5.499%	251	120,591,448	19.1
5.500% to 5.749%	180	89,137,438	14.1
5.750% to 5.999%	170	79,785,451	12.6
6.000% to 6.249%	47	20,920,664	3.3
6.250% to 6.499%	10	4,304,300	0.7
6.500% to 6.749%	2	825,107	0.1
6.750% to 6.999%	2	985,140	0.2
Total:	1,266	$631,384,560	100.0%

Age	Count	Balance	Percent
0 to 2	1,206	$603,065,676	95.5%
3 to 5	33	15,650,685	2.5
6 to 8	13	5,847,124	0.9
9 to 11	11	5,455,327	0.9
12 to 14	3	1,365,748	0.2
Total:	1,266	$631,384,560	100.0%

Original Loan-To-Value Ratio	Count	Balance	Percent
0.001% to 50.000%	47	$27,018,706	4.3%
50.001% to 60.000%	51	30,857,679	4.9
60.001% to 70.000%	177	102,285,716	16.2
70.001% to 75.000%	121	61,870,962	9.8
75.001% to 80.000%	835	395,508,407	62.6
80.001% to 85.000%	1	377,992	0.1
85.001% to 90.000%	21	8,329,214	1.3
90.001% to 95.000%	13	5,135,885	0.8
Total:	1,266	$631,384,560	100.0%

Current Loan-To-Value Ratio	Count	Balance	Percent
0.001% to 50.000%	47	$27,018,706	4.3%
50.001% to 60.000%	52	31,256,947	5.0
60.001% to 70.000%	177	102,425,448	16.2
70.001% to 75.000%	122	62,432,906	9.9
75.001% to 80.000%	833	394,407,462	62.5
80.001% to 85.000%	1	377,992	0.1
85.001% to 90.000%	21	8,329,214	1.3
90.001% to 95.000%	13	5,135,885	0.8
Total:	1,266	$631,384,560	100.0%

FICO Score	Count	Balance	Percent
600 to 639	15	$7,290,047	1.2%
640 to 679	117	54,794,925	8.7
680 to 699	111	52,163,593	8.3
700 to 719	229	111,068,068	17.6
720 to 759	488	245,864,671	38.9
760 to 799	287	151,549,316	24.0
800 to 819	17	7,615,191	1.2
820 to 839	2	1,038,750	0.2
Total:	1,266	$631,384,560	100.0%

First Payment Date	Count	Balance	Percent
2003-08-01	3	$1,365,748	0.2%
2003-09-01	2	1,129,823	0.2
2003-10-01	6	3,004,888	0.5
2003-11-01	3	1,320,617	0.2
2003-12-01	6	2,756,947	0.4
2004-01-01	3	1,095,482	0.2
2004-02-01	4	1,994,694	0.3
2004-03-01	7	3,151,742	0.5
2004-04-01	8	4,136,579	0.7
2004-05-01	18	8,362,363	1.3
2004-06-01	218	110,630,098	17.5
2004-07-01	521	257,091,065	40.7
2004-08-01	461	232,059,121	36.8
2004-09-01	6	3,285,392	0.5
Total:	1,266	$631,384,560	100.0%

States	Count	Balance	Percent
AZ	30	$14,525,849	2.3%
CA	717	359,737,702	57.0
CO	36	18,186,610	2.9
CT	13	6,902,812	1.1
DC	6	2,935,014	0.5
DE	1	641,200	0.1
FL	50	24,280,450	3.8
GA	13	5,746,631	0.9
HI	5	3,602,835	0.6
ID	1	372,000	0.1
IL	33	18,216,987	2.9
IN	5	2,175,614	0.3
KS	1	614,787	0.1
KY	2	932,000	0.1
LA	1	700,000	0.1
MA	21	9,884,310	1.6
MD	36	15,612,651	2.5
MI	11	5,611,712	0.9
MN	7	2,951,208	0.5
MO	2	870,919	0.1
MS	1	548,948	0.1
MT	1	490,172	0.1
NC	6	3,094,688	0.5
NH	1	728,000	0.1
NJ	44	25,514,927	4.0
NM	1	364,000	0.1
NV	54	26,866,408	4.3
NY	30	14,569,543	2.3
OH	9	4,938,778	0.8
OR	7	3,478,297	0.6
PA	6	3,341,558	0.5
SC	6	2,874,841	0.5
TN	2	831,463	0.1
TX	17	9,101,411	1.4
UT	3	1,264,365	0.2
VA	57	25,615,115	4.1
VT	1	650,000	0.1
WA	24	10,476,777	1.7
WI	4	1,484,817	0.2
WY	1	649,163	0.1
Total:	1,266	$631,384,560	100.0%

Top 10 Zipcodes	Count	Balance	Percent
89052	10	$5,307,389	0.8%
92127	6	4,276,313	0.7
92078	7	3,332,457	0.5
92677	5	3,180,250	0.5
89135	5	3,087,350	0.5
91381	5	2,970,501	0.5
95020	6	2,889,470	0.5
94547	6	2,774,035	0.4
90265	3	2,773,145	0.4
90254	3	2,649,471	0.4
Other	1,210	598,144,180	94.7
Total:	1,266	$631,384,560	100.0%

Index	Count	Balance	Percent
1 Year CMT	63	$30,040,350	4.8%
1 Year Libor	1,180	590,636,620	93.5
6 Months Libor	23	10,707,590	1.7
Total:	1,266	$631,384,560	100.0%

Margin	Count	Balance	Percent
2.250%	1,135	$568,992,518	90.1%
2.500%	1	335,602	0.1
2.750%	128	61,313,015	9.7
2.875%	1	400,000	0.1
3.125%	1	343,425	0.1
Total:	1,266	$631,384,560	100.0%

Initial Periodic Cap	Count	Balance	Percent
5.000%	1,265	$630,985,291	99.9%
6.000%	1	399,269	0.1
Total:	1,266	$631,384,560	100.0%

Subsequent Periodic Cap	Count	Balance	Percent
1.000%	24	$11,106,859	1.8%
2.000%	1,242	620,277,702	98.2
Total:	1,266	$631,384,560	100.0%

Lifetime Cap	Count	Balance	Percent
5.000%	1,195	$596,706,819	94.5%
6.000%	71	34,677,741	5.5
Total:	1,266	$631,384,560	100.0%

Max Rate	Count	Balance	Percent
8.500% to 8.999%	16	$8,557,087	1.4%
9.000% to 9.499%	96	55,256,432	8.8
9.500% to 9.999%	265	137,891,557	21.8
10.000% to 10.499%	410	200,476,644	31.8
10.500% to 10.999%	379	183,019,188	29.0
11.000% to 11.499%	94	43,339,672	6.9
11.500% to 11.999%	6	2,843,980	0.5
Total:	1,266	$631,384,560	100.0%

Months to Roll	Count	Balance	Percent
37 to 60	1,260	$628,099,168	99.5%
61 to 84	6	3,285,392	0.5
Total:	1,266	$631,384,560	100.0%

Delinquency	Count	Balance	Percent
30 DAYS	2	$798,000	0.1%
CURRENT	1,264	630,586,560	99.9
Total:	1,266	$631,384,560	100.0%

Property Type	Count	Balance	Percent
Single Family	757	$377,064,688	59.7%
Planned Unit Development	381	194,351,992	30.8
Condominium	122	56,427,200	8.9
Two-to-Four Family	6	3,540,680	0.6
Total:	1,266	$631,384,560	100.0%

Occupancy Code	Count	Balance	Percent
Primary Residence	1,200	$597,861,387	94.7%
Second Home	59	30,106,667	4.8
Investment	7	3,416,506	0.5
Total:	1,266	$631,384,560	100.0%

Purpose	Count	Balance	Percent
Purchase	922	$459,161,961	72.7%
Rate Term Refinance	210	108,793,473	17.2
Cash Out Refinance	134	63,429,126	10.0
Total:	1,266	$631,384,560	100.0%

Documentation Type	Count	Balance	Percent
Asset Verification	175	$84,606,189	13.4%
Full Documentation	1,054	529,536,365	83.9
Income Verification	23	10,958,298	1.7
No Documentation	14	6,283,708	1.0
Total:	1,266	$631,384,560	100.0%

Debt-to-Income Ratio	Count	Balance	Percent
Less than or equal to 0.000%	48	$22,361,877	3.5%
0.001% to 10.000%	11	6,124,156	1.0
10.001% to 20.000%	86	46,146,137	7.3
20.001% to 30.000%	226	117,936,522	18.7
30.001% to 40.000%	455	225,009,883	35.6
40.001% to 50.000%	370	178,722,810	28.3
50.001% to 60.000%	69	34,665,488	5.5
100.001% or greater	1	417,686	0.1
Total:	1,266	$631,384,560	100.0%

Prepayment Penalty Flag	Count	Balance	Percent
N	1,257	$627,542,499	99.4%
Y	9	3,842,061	0.6
Total:	1,266	$631,384,560	100.0%

Interest Only	Count	Balance	Percent
Y	860	$431,938,221	68.4%
N	406	199,446,339	31.6
Total:	1,266	$631,384,560	100.0%

Mortgage Insurance	Count	Balance	Percent
OLTV <= 80	1,231	$617,541,469	97.8%
OLTV > 80 and Insured	35	13,843,091	2.2
Total:	1,266	$631,384,560	100.0%

Servicer	Count	Balance	Percent
Countrywide	1,026	$510,355,493	80.8%
National City Mortgage	149	76,829,743	12.2
IndyMac	70	34,278,472	5.4
Wells Fargo	21	9,920,851	1.6
Total:	1,266	$631,384,560	100.0%

Stats
Count: 79
Current Balance: $30,221,730
Average Current Balance: $382,554
Gross Weighted Average Coupon: 4.920%
Net Weighted Average Coupon: 4.670%
Weighted Average Expense Rate: 0.250%
Weighted Average Expense Rate - after Reset: 0.250%
Original Term: 360
Remaining Term: 358
Age: 2
Original Loan-to-Value Ratio: 70.63%
Margin: 2.260%
Net Margin: 2.010%
Initial Periodic Cap: 5.000%
Subsequent Periodic Cap: 2.000%
Lifetime Cap: 5.000%
Maximum Interest Rate: 9.920%
Months to Next Roll: 82
FICO Score: 738
Max Zip Code Percentage: 4.324%
Debt-to-Income Ratio: 32.074%

Product Type	Count	Balance	Percent
7/1 ARM	79	$30,221,730	100.0%
Total:	79	$30,221,730	100.0%

Balance Type	Count	Balance	Percent
Conforming	31	$7,062,827	23.4%
Non - Conforming	48	23,158,903	76.6
Total:	79	$30,221,730	100.0%

Principal Balance	Count	Balance	Percent
$50,000.01 to $200,000.00	9	$1,385,735	4.6%
$200,000.01 to $350,000.00	24	6,370,805	21.1
$350,000.01 to $500,000.00	30	12,428,387	41.1
$500,000.01 to $650,000.00	11	6,094,422	20.2
$650,000.01 to $800,000.00	4	2,948,381	9.8
$950,000.01 to $1,100,000.00	1	994,000	3.3
Total:	79	$30,221,730	100.0%

Current Rate	Count	Balance	Percent
4.000% to 4.249%	1	$138,700	0.5%
4.250% to 4.499%	1	356,508	1.2
4.500% to 4.749%	13	5,666,463	18.7
4.750% to 4.999%	26	10,759,009	35.6
5.000% to 5.249%	21	7,961,742	26.3
5.250% to 5.499%	13	4,371,057	14.5
5.500% to 5.749%	3	844,251	2.8
5.750% to 5.999%	1	124,000	0.4
Total:	79	$30,221,730	100.0%

Age	Count	Balance	Percent
0 to 2	79	$30,221,730	100.0%
Total:	79	$30,221,730	100.0%

Original Loan-To-Value Ratio	Count	Balance	Percent
0.001% to 50.000%	5	$2,100,418	7.0%
50.001% to 60.000%	10	3,891,338	12.9
60.001% to 70.000%	11	5,235,582	17.3
70.001% to 75.000%	8	4,087,261	13.5
75.001% to 80.000%	44	14,687,200	48.6
80.001% to 85.000%	1	219,931	0.7
Total:	79	$30,221,730	100.0%

Current Loan-To-Value Ratio	Count	Balance	Percent
0.001% to 50.000%	5	$2,100,418	7.0%
50.001% to 60.000%	10	3,891,338	12.9
60.001% to 70.000%	11	5,235,582	17.3
70.001% to 75.000%	8	4,087,261	13.5
75.001% to 80.000%	44	14,687,200	48.6
80.001% to 85.000%	1	219,931	0.7
Total:	79	$30,221,730	100.0%

FICO Score	Count	Balance	Percent
600 to 639	1	$219,931	0.7%
640 to 679	9	3,054,754	10.1
680 to 699	7	2,124,399	7.0
700 to 719	3	856,172	2.8
720 to 759	35	14,032,104	46.4
760 to 799	21	9,054,056	30.0
800 to 819	3	880,314	2.9
Total:	79	$30,221,730	100.0%

First Payment Date	Count	Balance	Percent
2004-06-01	61	$22,698,130	75.1%
2004-07-01	18	7,523,601	24.9
Total:	79	$30,221,730	100.0%

States	Count	Balance	Percent
AK	1	$295,920	1.0%
AZ	2	418,917	1.4
CA	6	2,118,608	7.0
CO	1	648,361	2.1
DE	1	212,000	0.7
FL	1	300,250	1.0
GA	9	2,962,968	9.8
IL	6	2,941,364	9.7
KS	2	862,508	2.9
KY	1	379,522	1.3
MD	7	2,443,032	8.1
MI	1	344,576	1.1
MO	1	502,814	1.7
NC	2	763,000	2.5
NJ	1	437,918	1.4
NM	1	407,668	1.3
OH	2	950,333	3.1
PA	1	994,000	3.3
SC	1	138,700	0.5
TX	7	2,590,517	8.6
VA	22	7,971,648	26.4
WA	2	767,009	2.5
WI	1	770,098	2.5
Total:	79	$30,221,730	100.0%

Top 10 Zipcodes	Count	Balance	Percent
60093	2	$1,306,783	4.3%
22314	2	1,050,246	3.5
19355	1	994,000	3.3
20148	2	925,972	3.1
30319	2	888,499	2.9
60657	2	798,584	2.6
53562	1	770,098	2.5
22207	1	708,400	2.3
23451	2	654,692	2.2
80124	1	648,361	2.1
Other	63	21,476,095	71.1
Total:	79	$30,221,730	100.0%

Index	Count	Balance	Percent
1 Year CMT	2	$615,889	2.0%
1 Year Libor	77	29,605,841	98.0
Total:	79	$30,221,730	100.0%

Margin	Count	Balance	Percent
2.250%	77	$29,605,841	98.0%
2.750%	2	615,889	2.0
Total:	79	$30,221,730	100.0%

Initial Periodic Cap	Count	Balance	Percent
5.000%	79	$30,221,730	100.0%
Total:	79	$30,221,730	100.0%

Subsequent Periodic Cap	Count	Balance	Percent
2.000%	79	$30,221,730	100.0%
Total:	79	$30,221,730	100.0%

Lifetime Cap	Count	Balance	Percent
5.000%	79	$30,221,730	100.0%
Total:	79	$30,221,730	100.0%

Max Rate	Count	Balance	Percent
9.000% to 9.499%	2	$495,208	1.6%
9.500% to 9.999%	39	16,425,473	54.3
10.000% to 10.499%	34	12,332,799	40.8
10.500% to 10.999%	4	968,251	3.2
Total:	79	$30,221,730	100.0%

Months to Roll	Count	Balance	Percent
61 to 84	79	$30,221,730	100.0%
Total:	79	$30,221,730	100.0%

Delinquency	Count	Balance	Percent
CURRENT	79	$30,221,730	100.0%
Total:	79	$30,221,730	100.0%

Property Type	Count	Balance	Percent
Single Family	42	$16,672,777	55.2%
Planned Unit Development	28	11,074,154	36.6
Condominium	9	2,474,799	8.2
Total:	79	$30,221,730	100.0%

Occupancy Code	Count	Balance	Percent
Primary Residence	77	$29,458,730	97.5%
Second Home	2	763,000	2.5
Total:	79	$30,221,730	100.0%

Purpose	Count	Balance	Percent
Purchase	39	$14,282,822	47.3%
Rate Term Refinance	25	10,653,714	35.3
Cash Out Refinance	15	5,285,194	17.5
Total:	79	$30,221,730	100.0%

Documentation Type	Count	Balance	Percent
Full Documentation	79	$30,221,730	100.0%
Total:	79	$30,221,730	100.0%

Debt-to-Income Ratio	Count	Balance	Percent
10.001% to 20.000%	4	$1,829,648	6.1%
20.001% to 30.000%	35	12,965,112	42.9
30.001% to 40.000%	22	7,742,776	25.6
40.001% to 50.000%	16	6,921,193	22.9
50.001% to 60.000%	1	500,000	1.7
60.001% to 70.000%	1	263,000	0.9
Total:	79	$30,221,730	100.0%

Prepayment Penalty Flag	Count	Balance	Percent
N	79	$30,221,730	100.0%
Total:	79	$30,221,730	100.0%

Interest Only	Count	Balance	Percent
N	38	$15,676,703	51.9%
Y	41	14,545,027	48.1
Total:	79	$30,221,730	100.0%

Mortgage Insurance	Count	Balance	Percent
OLTV <= 80	78	$30,001,799	99.3%
OLTV > 80 and Insured	1	219,931	0.7
Total:	79	$30,221,730	100.0%

Servicer	Count	Balance	Percent
National City Mortgage	79	$30,221,730	100.0%
Total:	79	$30,221,730	100.0%

Stats
Count: 32
Current Balance: $13,001,207
Average Current Balance: $406,288
Gross Weighted Average Coupon: 5.181%
Net Weighted Average Coupon: 4.931%
Weighted Average Expense Rate: 0.250%
Weighted Average Expense Rate - after Reset: 0.250%
Original Term: 360
Remaining Term: 358
Age: 2
Original Loan-to-Value Ratio: 65.49%
Margin: 2.250%
Net Margin: 2.000%
Initial Periodic Cap: 5.000%
Subsequent Periodic Cap: 2.000%
Lifetime Cap: 5.000%
Maximum Interest Rate: 10.181%
Months to Next Roll: 118
FICO Score: 742
Max Zip Code Percentage: 7.692%
Debt-to-Income Ratio: 27.715%

Product Type	Count	Balance	Percent
10/1 ARM	32	$13,001,207	100.0%
Total:	32	$13,001,207	100.0%

Balance Type	Count	Balance	Percent
Conforming	13	$3,005,638	23.1%
Non - Conforming	19	9,995,569	76.9
Total:	32	$13,001,207	100.0%

Principal Balance	Count	Balance	Percent
$50,000.01 to $200,000.00	5	$901,960	6.9%
$200,000.01 to $350,000.00	9	2,447,678	18.8
$350,000.01 to $500,000.00	11	4,488,852	34.5
$500,000.01 to $650,000.00	4	2,496,232	19.2
$650,000.01 to $800,000.00	1	749,490	5.8
$800,000.01 to $950,000.00	1	916,995	7.1
$950,000.01 to $1,100,000.00	1	1,000,000	7.7
Total:	32	$13,001,207	100.0%

Current Rate	Count	Balance	Percent
4.500% to 4.749%	1	$415,500	3.2%
4.750% to 4.999%	8	3,026,839	23.3
5.000% to 5.249%	7	3,609,593	27.8
5.250% to 5.499%	7	2,431,007	18.7
5.500% to 5.749%	6	2,662,640	20.5
5.750% to 5.999%	3	855,629	6.6
Total:	32	$13,001,207	100.0%

Age	Count	Balance	Percent
0 to 2	32	$13,001,207	100.0%
Total:	32	$13,001,207	100.0%

Original Loan-To-Value Ratio	Count	Balance	Percent
0.001% to 50.000%	4	$1,689,053	13.0%
50.001% to 60.000%	5	2,720,090	20.9
60.001% to 70.000%	10	3,820,039	29.4
70.001% to 75.000%	1	916,995	7.1
75.001% to 80.000%	12	3,855,029	29.7
Total:	32	$13,001,207	100.0%

Current Loan-To-Value Ratio	Count	Balance	Percent
0.001% to 50.000%	4	$1,689,053	13.0%
50.001% to 60.000%	5	2,720,090	20.9
60.001% to 70.000%	10	3,820,039	29.4
70.001% to 75.000%	1	916,995	7.1
75.001% to 80.000%	12	3,855,029	29.7
Total:	32	$13,001,207	100.0%

FICO Score	Count	Balance	Percent
640 to 679	1	$916,995	7.1%
680 to 699	3	1,148,539	8.8
700 to 719	5	2,105,555	16.2
720 to 759	11	3,385,872	26.0
760 to 799	12	5,444,246	41.9
Total:	32	$13,001,207	100.0%

First Payment Date	Count	Balance	Percent
2004-06-01	25	$9,489,285	73.0%
2004-07-01	7	3,511,922	27.0
Total:	32	$13,001,207	100.0%

States	Count	Balance	Percent
CA	7	$3,183,187	24.5%
CO	1	415,500	3.2
CT	1	250,000	1.9
DC	1	366,569	2.8
FL	1	344,000	2.6
GA	1	192,000	1.5
IL	1	460,000	3.5
IN	1	414,023	3.2
MD	2	1,299,631	10.0
MI	3	739,629	5.7
NC	1	352,000	2.7
NJ	1	612,246	4.7
NV	1	244,000	1.9
TX	3	1,640,278	12.6
VA	7	2,488,142	19.1
Total:	32	$13,001,207	100.0%

Top 10 Zipcodes	Count	Balance	Percent
20815	1	$1,000,000	7.7%
75205	1	916,995	7.1
92649	1	749,490	5.8
22066	1	649,986	5.0
20124	1	644,000	5.0
07423	1	612,246	4.7
92651	1	590,000	4.5
75225	1	498,850	3.8
60076	1	460,000	3.5
92694	1	435,000	3.3
Other	22	6,444,640	49.6
Total:	32	$13,001,207	100.0%

Index	Count	Balance	Percent
1 Year Libor	32	$13,001,207	100.0%
Total:	32	$13,001,207	100.0%

Margin	Count	Balance	Percent
2.250%	32	$13,001,207	100.0%
Total:	32	$13,001,207	100.0%

Initial Periodic Cap	Count	Balance	Percent
5.000%	32	$13,001,207	100.0%
Total:	32	$13,001,207	100.0%

Subsequent Periodic Cap	Count	Balance	Percent
2.000%	32	$13,001,207	100.0%
Total:	32	$13,001,207	100.0%

Lifetime Cap	Count	Balance	Percent
5.000%	32	$13,001,207	100.0%
Total:	32	$13,001,207	100.0%

Max Rate	Count	Balance	Percent
9.500% to 9.999%	9	$3,442,339	26.5%
10.000% to 10.499%	14	6,040,599	46.5
10.500% to 10.999%	9	3,518,269	27.1
Total:	32	$13,001,207	100.0%

Months to Roll	Count	Balance	Percent
85 to 120	32	$13,001,207	100.0%
Total:	32	$13,001,207	100.0%

Delinquency	Count	Balance	Percent
CURRENT	32	$13,001,207	100.0%
Total:	32	$13,001,207	100.0%

Property Type	Count	Balance	Percent
Single Family	21	$8,545,629	65.7%
Planned Unit Development	9	3,604,908	27.7
Condominium	2	850,669	6.5
Total:	32	$13,001,207	100.0%

Occupancy Code	Count	Balance	Percent
Primary Residence	29	$11,889,537	91.4%
Second Home	3	1,111,669	8.6
Total:	32	$13,001,207	100.0%

Purpose	Count	Balance	Percent
Purchase	11	$5,208,684	40.1%
Rate Term Refinance	10	4,893,279	37.6
Cash Out Refinance	11	2,899,244	22.3
Total:	32	$13,001,207	100.0%

Documentation Type	Count	Balance	Percent
Full Documentation	32	$13,001,207	100.0%
Total:	32	$13,001,207	100.0%

Debt-to-Income Ratio	Count	Balance	Percent
10.001% to 20.000%	10	$4,437,606	34.1%
20.001% to 30.000%	7	3,145,854	24.2
30.001% to 40.000%	12	4,425,708	34.0
40.001% to 50.000%	3	992,039	7.6
Total:	32	$13,001,207	100.0%

Prepayment Penalty Flag	Count	Balance	Percent
N	32	$13,001,207	100.0%
Total:	32	$13,001,207	100.0%

Interest Only	Count	Balance	Percent
Y	23	$9,408,545	72.4%
N	9	3,592,662	27.6
Total:	32	$13,001,207	100.0%

Mortgage Insurance	Count	Balance	Percent
OLTV <= 80	32	$13,001,207	100.0%
Total:	32	$13,001,207	100.0%

Servicer	Count	Balance	Percent
National City Mortgage	32	$13,001,207	100.0%
Total:	32	$13,001,207	100.0%

Stats
Count: 494
Current Balance: $111,726,936
Average Current Balance: $226,168
Gross Weighted Average Coupon: 4.526%
Net Weighted Average Coupon: 4.267%
Weighted Average Expense Rate: 0.259%
Weighted Average Expense Rate - after Reset: 0.259%
Original Term: 360
Remaining Term: 359
Age: 1
Original Loan-to-Value Ratio: 72.97%
Margin: 2.298%
Net Margin: 2.039%
Initial Periodic Cap: 2.071%
Subsequent Periodic Cap: 1.968%
Lifetime Cap: 6.000%
Maximum Interest Rate: 10.732%
Months to Next Roll: 34
FICO Score: 734
Max Zip Code Percentage: 0.885%
Debt-to-Income Ratio: 33.724%

Product Type	Count	Balance	Percent
3/1 ARM	480	$108,204,044	96.8%
3/6 ARM	14	3,522,891	3.2
Total:	494	$111,726,936	100.0%

Balance Type	Count	Balance	Percent
Conforming	494	$111,726,936	100.0%
Total:	494	$111,726,936	100.0%

Principal Balance	Count	Balance	Percent
$50,000.01 to $200,000.00	185	$28,462,415	25.5%
$200,000.01 to $350,000.00	302	79,923,537	71.5
$350,000.01 to $500,000.00	5	2,198,384	2.0
$500,000.01 to $650,000.00	2	1,142,600	1.0
Total:	494	$111,726,936	100.0%

Current Rate	Count	Balance	Percent
3.000% to 3.249%	2	$519,000	0.5%
3.250% to 3.499%	4	808,920	0.7
3.500% to 3.749%	13	2,990,005	2.7
3.750% to 3.999%	35	7,898,732	7.1
4.000% to 4.249%	44	9,643,234	8.6
4.250% to 4.499%	76	17,515,875	15.7
4.500% to 4.749%	128	28,556,005	25.6
4.750% to 4.999%	121	27,220,512	24.4
5.000% to 5.249%	53	12,080,549	10.8
5.250% to 5.499%	12	3,064,277	2.7
5.500% to 5.749%	5	1,293,965	1.2
5.750% to 5.999%	1	135,861	0.1
Total:	494	$111,726,936	100.0%

Age	Count	Balance	Percent
0 to 2	488	$110,526,665	98.9%
3 to 5	4	834,245	0.7
6 to 8	2	366,026	0.3
Total:	494	$111,726,936	100.0%

Original Loan-To-Value Ratio	Count	Balance	Percent
0.001% to 50.000%	37	$7,913,001	7.1%
50.001% to 60.000%	37	8,086,058	7.2
60.001% to 70.000%	85	20,320,305	18.2
70.001% to 75.000%	46	11,209,702	10.0
75.001% to 80.000%	234	53,550,540	47.9
80.001% to 85.000%	11	2,283,111	2.0
85.001% to 90.000%	25	4,535,283	4.1
90.001% to 95.000%	19	3,828,937	3.4
Total:	494	$111,726,936	100.0%

Current Loan-To-Value Ratio	Count	Balance	Percent
0.001% to 50.000%	37	$7,913,001	7.1%
50.001% to 60.000%	37	8,086,058	7.2
60.001% to 70.000%	86	20,586,705	18.4
70.001% to 75.000%	46	11,209,702	10.0
75.001% to 80.000%	233	53,284,140	47.7
80.001% to 85.000%	12	2,455,011	2.2
85.001% to 90.000%	24	4,363,383	3.9
90.001% to 95.000%	19	3,828,937	3.4
Total:	494	$111,726,936	100.0%

FICO Score	Count	Balance	Percent
600 to 639	2	$563,965	0.5%
640 to 679	28	6,826,851	6.1
680 to 699	77	17,957,717	16.1
700 to 719	65	15,304,318	13.7
720 to 759	178	39,100,936	35.0
760 to 799	137	30,668,119	27.4
800 to 819	7	1,305,030	1.2
Total:	494	$111,726,936	100.0%

First Payment Date	Count	Balance	Percent
2003-12-01	1	$270,026	0.2%
2004-02-01	1	96,000	0.1
2004-04-01	1	127,000	0.1
2004-05-01	3	707,245	0.6
2004-06-01	134	30,465,526	27.3
2004-07-01	318	71,975,207	64.4
2004-08-01	36	8,085,932	7.2
Total:	494	$111,726,936	100.0%

States	Count	Balance	Percent
AZ	37	$7,509,343	6.7%
CA	163	41,226,516	36.9
CO	17	3,790,288	3.4
CT	3	465,503	0.4
DC	3	852,894	0.8
FL	25	5,225,002	4.7
GA	29	6,407,209	5.7
HI	8	2,806,658	2.5
IL	14	3,157,481	2.8
IN	3	543,303	0.5
KS	1	315,000	0.3
KY	1	123,447	0.1
MA	5	1,113,505	1.0
MD	32	7,698,698	6.9
MI	7	1,320,400	1.2
MN	3	560,975	0.5
MO	2	254,802	0.2
NC	5	975,220	0.9
NH	1	200,600	0.2
NJ	3	702,312	0.6
NM	4	839,900	0.8
NV	24	4,745,792	4.2
NY	3	661,610	0.6
OH	5	801,696	0.7
OR	7	1,501,297	1.3
PA	6	1,154,945	1.0
RI	1	110,000	0.1
SC	3	337,905	0.3
SD	1	244,000	0.2
TN	1	266,558	0.2
TX	13	2,688,177	2.4
UT	5	902,196	0.8
VA	38	8,347,418	7.5
WA	17	3,232,551	2.9
WI	2	445,234	0.4
WV	1	120,300	0.1
WY	1	78,200	0.1
Total:	494	$111,726,936	100.0%

Top 10 Zipcodes	Count	Balance	Percent
85310	4	$989,324	0.9%
92592	4	850,000	0.8
20136	3	780,939	0.7
95376	3	753,293	0.7
21701	3	745,900	0.7
89436	3	694,841	0.6
95843	3	676,613	0.6
96753	3	664,880	0.6
90019	1	641,600	0.6
95121	2	639,300	0.6
Other	465	104,290,245	93.3
Total:	494	$111,726,936	100.0%

Index	Count	Balance	Percent
1 Year CMT	33	$7,161,974	6.4%
1 Year Libor	447	101,042,070	90.4
6 Months Libor	14	3,522,891	3.2
Total:	494	$111,726,936	100.0%

Margin	Count	Balance	Percent
2.250%	447	$101,042,070	90.4%
2.750%	47	10,684,866	9.6
Total:	494	$111,726,936	100.0%

Initial Periodic Cap	Count	Balance	Percent
2.000%	460	$103,748,197	92.9%
3.000%	34	7,978,739	7.1
Total:	494	$111,726,936	100.0%

Subsequent Periodic Cap	Count	Balance	Percent
1.000%	14	$3,522,891	3.2%
2.000%	480	108,204,044	96.8
Total:	494	$111,726,936	100.0%

Lifetime Cap	Count	Balance	Percent
6.000%	494	$111,726,936	100.0%
Total:	494	$111,726,936	100.0%

Max Rate	Count	Balance	Percent
8.000% to 8.499%	2	$519,000	0.5%
8.500% to 8.999%	2	395,000	0.4
9.000% to 9.499%	14	3,171,927	2.8
9.500% to 9.999%	36	8,130,730	7.3
10.000% to 10.499%	76	17,212,877	15.4
10.500% to 10.999%	188	41,753,829	37.4
11.000% to 11.499%	108	24,514,359	21.9
11.500% to 11.999%	42	10,039,859	9.0
12.000% to 12.499%	17	3,754,196	3.4
12.500% to 12.999%	5	1,450,312	1.3
13.000% to 13.499%	3	648,983	0.6
13.500% to 13.999%	1	135,861	0.1
Total:	494	$111,726,936	100.0%

Months to Roll	Count	Balance	Percent
7 to 36	494	$111,726,936	100.0%
Total:	494	$111,726,936	100.0%

Delinquency	Count	Balance	Percent
CURRENT	494	$111,726,936	100.0%
Total:	494	$111,726,936	100.0%

Property Type	Count	Balance	Percent
Single Family	257	$57,767,437	51.7%
Planned Unit Development	158	36,671,569	32.8
Condominium	73	15,178,387	13.6
Two-to-Four Family	6	2,109,543	1.9
Total:	494	$111,726,936	100.0%

Occupancy Code	Count	Balance	Percent
Primary Residence	459	$104,476,227	93.5%
Second Home	35	7,250,708	6.5
Total:	494	$111,726,936	100.0%

Purpose	Count	Balance	Percent
Purchase	200	$45,296,192	40.5%
Rate Term Refinance	178	40,308,886	36.1
Cash Out Refinance	116	26,121,858	23.4
Total:	494	$111,726,936	100.0%

Documentation Type	Count	Balance	Percent
Asset Verification	31	$6,914,130	6.2%
Full Documentation	454	102,853,722	92.1
Income Verification	9	1,959,083	1.8
Total:	494	$111,726,936	100.0%

Debt-to-Income Ratio	Count	Balance	Percent
Less than or equal to 0.000%	1	$134,092	0.1%
0.001% to 10.000%	3	915,229	0.8
10.001% to 20.000%	30	6,628,389	5.9
20.001% to 30.000%	137	31,368,336	28.1
30.001% to 40.000%	232	52,709,644	47.2
40.001% to 50.000%	88	19,244,476	17.2
50.001% to 60.000%	2	406,770	0.4
100.001% or greater	1	320,000	0.3
Total:	494	$111,726,936	100.0%

Prepayment Penalty Flag	Count	Balance	Percent
N	494	$111,726,936	100.0%
Total:	494	$111,726,936	100.0%

Interest Only	Count	Balance	Percent
Y	419	$95,579,899	85.5%
N	75	16,147,036	14.5
Total:	494	$111,726,936	100.0%

Mortgage Insurance	Count	Balance	Percent
OLTV <= 80	439	$101,079,605	90.5%
OLTV > 80 and Insured	55	10,647,330	9.5
Total:	494	$111,726,936	100.0%

Servicer	Count	Balance	Percent
National City Mortgage	460	$103,748,197	92.9%
IndyMac	34	7,978,739	7.1
Total:	494	$111,726,936	100.0%

Stats
Count: 213
Current Balance: $47,756,064
Average Current Balance: $224,207
Gross Weighted Average Coupon: 4.768%
Net Weighted Average Coupon: 4.489%
Weighted Average Expense Rate: 0.278%
Weighted Average Expense Rate - after Reset: 0.278%
Original Term: 360
Remaining Term: 358
Age: 2
Original Loan-to-Value Ratio: 73.01%
Margin: 2.437%
Net Margin: 2.158%
Initial Periodic Cap: 5.000%
Subsequent Periodic Cap: 1.933%
Lifetime Cap: 5.227%
Maximum Interest Rate: 9.994%
Months to Next Roll: 58
FICO Score: 741
Max Zip Code Percentage: 1.323%
Debt-to-Income Ratio: 27.690%

Product Type	Count	Balance	Percent
5/1 ARM	200	$44,578,310	93.3%
5/6 ARM	13	3,177,754	6.7
Total:	213	$47,756,064	100.0%

Balance Type	Count	Balance	Percent
Conforming	213	$47,756,064	100.0%
Total:	213	$47,756,064	100.0%

Principal Balance	Count	Balance	Percent
$50,000.01 to $200,000.00	86	$12,998,676	27.2%
$200,000.01 to $350,000.00	127	34,757,389	72.8
Total:	213	$47,756,064	100.0%

Current Rate	Count	Balance	Percent
3.750% to 3.999%	3	$668,545	1.4%
4.000% to 4.249%	13	3,234,878	6.8
4.250% to 4.499%	25	5,489,249	11.5
4.500% to 4.749%	35	8,634,647	18.1
4.750% to 4.999%	67	15,026,695	31.5
5.000% to 5.249%	36	7,422,547	15.5
5.250% to 5.499%	22	4,920,911	10.3
5.500% to 5.749%	6	1,239,725	2.6
5.750% to 5.999%	6	1,118,867	2.3
Total:	213	$47,756,064	100.0%

Age	Count	Balance	Percent
0 to 2	198	$44,986,869	94.2%
3 to 5	14	2,610,850	5.5
6 to 8	1	158,346	0.3
Total:	213	$47,756,064	100.0%

Original Loan-To-Value Ratio	Count	Balance	Percent
0.001% to 50.000%	20	$4,325,847	9.1%
50.001% to 60.000%	13	3,164,523	6.6
60.001% to 70.000%	23	5,472,045	11.5
70.001% to 75.000%	18	4,295,199	9.0
75.001% to 80.000%	121	27,141,074	56.8
85.001% to 90.000%	6	1,015,669	2.1
90.001% to 95.000%	12	2,341,708	4.9
Total:	213	$47,756,064	100.0%

Current Loan-To-Value Ratio	Count	Balance	Percent
0.001% to 50.000%	20	$4,325,847	9.1%
50.001% to 60.000%	13	3,164,523	6.6
60.001% to 70.000%	24	5,625,032	11.8
70.001% to 75.000%	17	4,142,212	8.7
75.001% to 80.000%	121	27,141,074	56.8
85.001% to 90.000%	6	1,015,669	2.1
90.001% to 95.000%	12	2,341,708	4.9
Total:	213	$47,756,064	100.0%

FICO Score	Count	Balance	Percent
640 to 679	9	$1,803,617	3.8%
680 to 699	25	5,489,758	11.5
700 to 719	27	6,428,645	13.5
720 to 759	76	16,946,004	35.5
760 to 799	69	15,588,280	32.6
800 to 819	7	1,499,760	3.1
Total:	213	$47,756,064	100.0%

First Payment Date	Count	Balance	Percent
2003-12-01	1	$158,346	0.3%
2004-03-01	3	464,694	1.0
2004-04-01	4	643,723	1.3
2004-05-01	7	1,502,432	3.1
2004-06-01	140	31,712,830	66.4
2004-07-01	58	13,274,038	27.8
Total:	213	$47,756,064	100.0%

States	Count	Balance	Percent
AZ	15	$2,685,104	5.6%
CA	52	13,551,903	28.4
CO	3	678,136	1.4
CT	2	472,330	1.0
DC	2	547,405	1.1
DE	4	716,280	1.5
FL	13	2,475,110	5.2
GA	14	2,922,797	6.1
HI	2	550,000	1.2
IL	5	1,118,115	2.3
KY	1	286,955	0.6
LA	1	195,434	0.4
MA	2	564,306	1.2
MD	15	3,906,506	8.2
MI	1	240,000	0.5
MN	3	426,334	0.9
MO	1	303,990	0.6
NC	4	932,267	2.0
NJ	4	779,890	1.6
NV	11	2,491,410	5.2
NY	2	544,443	1.1
OH	5	770,985	1.6
PA	1	333,000	0.7
RI	1	184,000	0.4
SC	7	1,247,744	2.6
TN	2	398,850	0.8
TX	10	1,800,292	3.8
UT	3	802,744	1.7
VA	22	5,029,706	10.5
WA	4	588,060	1.2
WV	1	211,970	0.4
Total:	213	$47,756,064	100.0%

Top 10 Zipcodes	Count	Balance	Percent
20147	3	$631,947	1.3%
94561	2	631,049	1.3
91387	2	621,700	1.3
89131	2	570,320	1.2
84060	2	565,944	1.2
20120	2	556,825	1.2
22192	2	463,807	1.0
85255	2	381,459	0.8
92108	2	370,515	0.8
96740	1	350,000	0.7
Other	193	42,612,499	89.2
Total:	213	$47,756,064	100.0%

Index	Count	Balance	Percent
1 Year CMT	69	$14,426,560	30.2%
1 Year Libor	131	30,151,750	63.1
6 Months Libor	13	3,177,754	6.7
Total:	213	$47,756,064	100.0%

Margin	Count	Balance	Percent
2.250%	129	$29,930,797	62.7%
2.750%	84	17,825,267	37.3
Total:	213	$47,756,064	100.0%

Initial Periodic Cap	Count	Balance	Percent
5.000%	213	$47,756,064	100.0%
Total:	213	$47,756,064	100.0%

Subsequent Periodic Cap	Count	Balance	Percent
1.000%	13	$3,177,754	6.7%
2.000%	200	44,578,310	93.3
Total:	213	$47,756,064	100.0%

Lifetime Cap	Count	Balance	Percent
5.000%	164	$36,932,079	77.3%
6.000%	49	10,823,985	22.7
Total:	213	$47,756,064	100.0%

Max Rate	Count	Balance	Percent
8.500% to 8.999%	2	$432,816	0.9%
9.000% to 9.499%	33	7,613,422	15.9
9.500% to 9.999%	77	17,943,148	37.6
10.000% to 10.499%	49	10,319,853	21.6
10.500% to 10.999%	35	7,923,198	16.6
11.000% to 11.499%	14	3,134,311	6.6
11.500% to 11.999%	3	389,317	0.8
Total:	213	$47,756,064	100.0%

Months to Roll	Count	Balance	Percent
37 to 60	213	$47,756,064	100.0%
Total:	213	$47,756,064	100.0%

Delinquency	Count	Balance	Percent
CURRENT	213	$47,756,064	100.0%
Total:	213	$47,756,064	100.0%

Property Type	Count	Balance	Percent
Single Family	115	$24,847,069	52.0%
Planned Unit Development	54	13,245,803	27.7
Condominium	44	9,663,193	20.2
Total:	213	$47,756,064	100.0%

Occupancy Code	Count	Balance	Percent
Primary Residence	188	$43,107,919	90.3%
Second Home	22	4,247,607	8.9
Investment	3	400,539	0.8
Total:	213	$47,756,064	100.0%

Purpose	Count	Balance	Percent
Purchase	141	$30,918,995	64.7%
Rate Term Refinance	45	10,461,214	21.9
Cash Out Refinance	27	6,375,856	13.4
Total:	213	$47,756,064	100.0%

Documentation Type	Count	Balance	Percent
Asset Verification	6	$1,056,051	2.2%
Full Documentation	179	40,303,786	84.4
Income Verification	28	6,396,227	13.4
Total:	213	$47,756,064	100.0%

Debt-to-Income Ratio	Count	Balance	Percent
Less than or equal to 0.000%	36	$7,090,599	14.8%
0.001% to 10.000%	1	260,000	0.5
10.001% to 20.000%	22	4,641,945	9.7
20.001% to 30.000%	33	7,531,639	15.8
30.001% to 40.000%	85	19,551,051	40.9
40.001% to 50.000%	36	8,680,831	18.2
Total:	213	$47,756,064	100.0%

Prepayment Penalty Flag	Count	Balance	Percent
N	212	$47,622,164	99.7%
Y	1	133,900	0.3
Total:	213	$47,756,064	100.0%

Interest Only	Count	Balance	Percent
Y	175	$40,103,019	84.0%
N	38	7,653,045	16.0
Total:	213	$47,756,064	100.0%

Mortgage Insurance	Count	Balance	Percent
OLTV <= 80	195	$44,398,687	93.0%
OLTV > 80 and Insured	18	3,357,377	7.0
Total:	213	$47,756,064	100.0%

Servicer	Count	Balance	Percent
National City Mortgage	129	$29,930,797	62.7%
IndyMac	49	10,823,985	22.7
Wells Fargo	35	7,001,282	14.7
Total:	213	$47,756,064	100.0%


Goldman
Sachs

$1,262,530,000 (approximate) of Offered Certificates

GSR Mortgage Loan Trust 2004-11
GS Mortgage Securities Corp., Depositor
Mortgage Pass-Through Certificates, Series 2004-11

Certificates	Group	Product Type	Approximate Certificate Balance(1)	Expected Ratings (S&P, Moody's or Fitch)	Expected Credit Enhancement Percentage(2)	Initial Coupon (%)(3)	Estimated Avg. Life (yrs) CPB(4)	Estimated Avg. Life (yrs) MAT(4)	Principal Payment Window CPB(4)	Principal Payment Window MAT(4)	Pricing Speed
1A1	1	3/1	431,552,000	AAA/Aaa	4.00	4.484	2.07	4.12	09/04 - 06/07	09/04 - 06/34	20 CPB
2A1	2	5/1 or 5/6	600,067,000	AAA/Aaa	4.00	4.900	2.88	4.15	09/04 - 07/09	09/04 - 07/34	20 CPB
3A1	3	7/1	28,722,000	AAA/Aaa	4.00	4.670	3.35	4.13	09/04 - 05/11	09/04 - 05/34	20 CPB
4A1	4	10/1	12,356,000	AAA/Aaa	4.00	4.931	3.84	4.23	09/04 - 05/14	09/04 - 05/34	20 CPB
5A1	5	3/1 or 3/6 CB	106,185,000	AAA/Aaa	4.00	4.267	2.20	5.41	09/04 - 06/07	09/04 - 06/34	15 CPB
6A1	6	5/1 or 5/6 CB	45,387,000	AAA/Aaa	4.00	4.489	3.24	5.49	09/04 - 05/09	09/04 - 06/34	15 CPB
B1	1,2,3,4,5,6	Crossed	19,132,000	AA	2.50	4.678	3.80	7.17	09/04 - 05/14	09/04 - 07/34	20 CPB
B2	1,2,3,4,5,6	Crossed	12,753,000	A	1.50	4.678	3.80	7.17	09/04 - 05/14	09/04 - 07/34	20 CPB
B3	1,2,3,4,5,6	Crossed	6,376,000	BBB	1.00	4.678	3.80	7.17	09/04 - 05/14	09/04 - 07/34	20 CPB
B4	1,2,3,4,5,6	Crossed	5,101,000	BB	0.60	4.678	3.80	7.17	09/04 - 05/14	09/04 - 07/34	20 CPB
B5	1,2,3,4,5,6	Crossed	2,551,000	B	0.40	4.678	3.80	7.17	09/04 - 05/14	09/04 - 07/34	20 CPB
B6	1,2,3,4,5,6	Crossed	5,101,270	NR	0.00	4.678	3.80	7.17	09/04 - 05/14	09/04 - 07/34	20 CPB

(1) The Certificate Sizes are approximate, based on projected scheduled August 1. 2004 balances of the Mortgage Loans, and subject to a +/- 5% variance.
(2) The Credit Enhancement percentages are preliminary and are subject to change based upon the final Mortgage Loan pool as of the Cut-Off Date and rating agency analysis.
(3) For the Senior Certificates, the Pass-Through Rates with respect to each Distribution Date will equal a per annum rate equal to the weighted average of the net rates for the mortgage loans in the respective mortgage group. For the Subordinate certificates, the Pass-Through Rates will equal a per annum rate equal to the weighted average of the net rates for the mortgage loans in all four mortgage loan groups.
(4) Average Life and Payment Windows are calculated based upon the applicable prepayment speeds to the reset date (CPB) or maturity date. CPB implies prepayment in full is individually applied to each hypothetical mortgage loan at its next reset date.

Preliminary Collateral Description(1)

	Group 1 3 Year Hybrids	Group 2 5 Year Hybrids	Group 3 7 Year Hybrids	Group 4 10 Year Hybrids	Group 5 3 Year CB Hybrids(2)	Group 6 5 Year CB Hybrids(2)	Total
Aggregate Principal Balance	$454,074,422	$631,384,560	$30,221,730	$13,001,207	$111,726,936	$47,756,064	$1,288,164,919
Average Loan Balance	$503,967	$498,724	$382,554	$406,288	$226,168	$224,207	$431,546
Number of Loans	901	1266	79	32	494	213	2,985
Weighted Average Months to Roll	35	59	82	118	34	58	49
Weighted Average Term to Maturity	359	359	358	358	359	358	359
Gross WAC	4.735%	5.158%	4.920%	5.181%	4.526%	4.768%	4.934%
Weighted Average Expense Rate before reset	0.251%	0.258%	0.250%	0.250%	0.259%	0.278%	0.256%
Weighted Average Expense Rate after reset	0.251%	0.359%	0.250%	0.250%	0.259%	0.278%	0.306%
Net WAC	4.484%	4.900%	4.670%	4.931%	4.267%	4.489%	4.678%
Initial Cap	2.005%	5.001%	5.000%	5.000%	2.071%	5.000%	3.690%
Periodic Cap	2.000%	1.982%	2.000%	2.000%	1.968%	1.933%	1.986%
Lifetime Cap	6.000%	5.055%	5.000%	5.000%	6.000%	5.227%	5.475%
Gross WAC Range	2.875%-7.125%	3.500%-6.875%	4.125%-5.875%	4.625%-5.875%	3.125%-5.875%	3.750%-5.875%	2.875%-7.125%
Maximum Gross WAC	10.810%	10.213%	9.920%	10.181%	10.732%	9.994%	10.453%
Six- Month LIBOR Indexed Percent	0.0%	1.7%	0.0%	0.0%	3.2%	6.7%	1.4%
One-Year LIBOR Indexed Percent	99.4%	93.6%	98.0%	100.0%	90.4%	63.1%	94.4%
One-Year CMT Indexed Percent	0.6%	4.8%	2.0%	0.0%	6.4%	30.2%	4.3%
Weighted Average Margin	2.266%	2.300%	2.260%	2.250%	2.298%	2.437%	2.291%
Weighted Average Margin - Post Reset	2.015%	1.941%	2.010%	2.000%	2.039%	2.158%	1.986%
Weighted Average FICO	732	732	738	742	734	741	733
Weighted Average Original LTV	74.3%	74.4%	70.6%	65.5%	73.0%	73.0%	74.0%
Interest Only Percent	77.5%	68.4%	48.1%	72.4%	85.6%	84.0%	73.3%
Cash Out Refinance Percent	10.9%	10.1%	17.5%	22.3%	23.4%	13.4%	11.9%
California Percent	54.7%	57.0%	7.0%	24.5%	36.9%	28.4%	51.9%
Primary Residence Percent	93.3%	94.7%	97.5%	91.5%	93.5%	90.3%	94.0%
Single Family and PUD Percent	88.7%	90.5%	91.8%	93.5%	84.5%	79.8%	89.0%
Single Largest Zip Code Percent	1.3%	0.8%	4.3%	7.7%	0.9%	1.3%	0.6%
Largest Individual Loan Balance	$1,500,000	$1,750,000	$994,000	$1,000,000	$641,600	$350,000	$1,750,000

(1) Using July 1, 2004 scheduled balances
(2) CB refers to conventional conforming loan balance

Time Table

Cut-Off Date:	August 1, 2004
Settlement Date:	August 27, 2004
Distribution Date:	25th of each month or the next business day
First Distribution Date:	September 27, 2004

Features of the Transaction

- Offering consists of certificates totaling approximately $1,262,530,000 of which $1,224,269,000 are expected to be rated AAA/Aaa by two of Fitch, S&P or Moody's. $19,132,000 are expected to be rated AA, $12,753,000 are expected to be rated A and $6,376,000 are expected to be rated BBB by one of Fitch, S&P or Moody's.
- The expected amount of credit support for each group of senior certificates will be approximately 4.00% (+/- 0.50%).
- All collateral consists of 3/1, 3/6, 5/1, 5/6, 7/1, and 10/1 hybrid adjustable rate mortgage loans with 100% set to mature within 30 years of the date of origination, secured by first liens on one- to four-family residential properties and originated or acquired by Countrywide Home Loans, Inc., Wells Fargo Bank, N.A, National City Mortgage Co., and Indymac Bank, F.S.B.

Structure of the Certificates

As the mortgagors make scheduled principal payments and prepayments on the mortgage loans in each loan group, that principal is distributed to the holders of the senior certificates related to the respective loan group. The subordinate certificates will receive principal payments from all collateral groups, but will be entitled to principal prepayments only subject to the conditions as described in the shifting interest section below. Credit support for the transaction is in the form of a senior/subordinated, shifting interest structure. The Class B1, Class B2, Class B3 Certificates (the "Senior Subordinate Certificates") and the Class B4, Class B5 and Class B6 Certificates (the "Junior Subordinate Certificates", not offered hereby, and together with the Senior Subordinate Certificates, the "Subordinate Certificates") will be subordinate in the right to receive payments of principal and interest and, therefore, provide credit protection to the Class 1A1, the Class 2A1, the Class 3A1, the Class 4A1, the Class 5A1 and the Class 6A1 Certificates (collectively the "Senior Certificates"). If on any distribution date there is a shortfall in the funds needed to make all payments to certificate-holders, the senior certificates will receive distributions of interest and principal before the subordinate certificates are entitled to receive distributions of interest or principal, and subordinate certificates will receive distributions in order of their numerical class designations.

Shifting Interest

Unless the aggregate class principal balance of the subordinate certificates has reached a certain level relative to the senior certificates, or the delinquencies and losses on the mortgage loans exceed certain limits, the senior certificates will, in the aggregate, generally receive their pro rata share of all scheduled principal payments and 100% of all principal prepayments on the mortgage loans until the 7th anniversary of the first distribution date (i.e., the distribution date in August 2011). Thereafter, the senior certificates will generally receive their share of scheduled principal payments and a decreasing share of principal prepayments. This will result in a faster rate of return of principal to those senior certificates than would occur if those senior certificates and the subordinate certificates received all payments pro rata, and increases the likelihood that holders of the senior certificates will be paid the full amount of principal to which they are entitled. The prepayment percentages on the Subordinate Certificates are as follows:

Distribution Date	Percentage
September 2004 – August 2011	0%
September 2011 – August 2012	30%
September 2012 – August 2013	40%
September 2013 – August 2014	60%
September 2014 – August 2015	80%
September 2015 and after	100%

If before the Distribution Date in September 2007 the credit support to the Senior Certificates is greater than or equal to two times the original credit support percentage, then the Subordinate Certificates would be entitled to 50% of their pro rata share of principal prepayments proceeds subject to certain loss and delinquency criteria. If on or after the Distribution Date in September 2007 the credit support is greater than or equal to two times the original credit support percentage, then the Subordinate Certificates would be entitled to 100% of their pro rata share of the principal prepayment proceeds.

Key Terms

Issuer: GSR Mortgage Loan Trust 2004-11

Depositor: GS Mortgage Securities Corp

Originators: Countrywide Home Loans, Inc., Wells Fargo Bank, N.A, National City Mortgage Co., Indymac Bank, F.S.B.

Servicers: Countrywide Home Loans, Inc., Wells Fargo Bank, N.A, National City Mortgage Co., Indymac Bank, F.S.B.

Master-Servicer: Chase Manhattan Mortgage Corporation

Securities Administrator: JP Morgan Chase Bank

Trustee: Wachovia Bank, National Association

Rating Agencies: Two of Fitch, S&P or Moody's

Type of Issuance: Public for all the Offered Certificates

Servicer Advancing: To the extent requested by the rating agencies, the Servicer is obligated to advance delinquent mortgagor payments through the date of liquidation of an REO property to the extent they are deemed recoverable.

Compensating Interest: With respect to National City, the Servicer is required to cover interest shortfalls as a result of full prepayments to the extent of the aggregate servicing compensation. With respect to Countrywide, Indymac, and Wells Fargo, the servicer is required to cover interest shortfalls as a result of full prepayment to the extent of one-half of their aggregate servicing compensation.

Interest Accrual: On a 30/360 basis; the accrual period is the calendar month preceding the month of each Distribution Date.

Group 1 Mortgage Loans: The Group 1 first lien Mortgage Loans consist of 99.4% One-Year LIBOR, and 0.6% One-Year CMT indexed 3-year hybrid ARMs secured by one-to-four family residential properties. The Mortgage Loans have a fixed interest rate for the first 3 years after origination and thereafter the Mortgage Loans have a variable interest rate. Approximately 77.5% of the Group 1 Mortgage Loans require only the payment of interest until the month following the first rate adjustment date. The mortgage interest rates adjust at the end of the initial fixed interest rate period and annually thereafter. The mortgage interest rates will be indexed to One-Year LIBOR or to One-Year CMT and will adjust to that index plus a certain number of basis points (the "Gross Margin").[1] All the Group 1 Mortgage Loans have Periodic Interest Rate Caps of 2.005% for the first adjustment date on a weighted average basis and 2.000% for every adjustment date thereafter. The mortgage interest rates are subject to lifetime maximum mortgage interest rates, which are generally 6.000% over the initial mortgage interest rate.[2]

Group 2 Mortgage Loans: The Group 2 first lien Mortgage Loans consist of 1.7% Six-Month LIBOR, 93.6% One-Year LIBOR and 4.8% One-Year CMT indexed 5-year hybrid ARMs secured by one-to-four family residential properties. The Mortgage Loans have a fixed interest rate for the first 5 years after origination and thereafter the Mortgage Loans have a variable interest rate. Approximately 68.4% of the Group 2 Mortgage Loans require only the payment of interest until the month following the first rate adjustment date.

---

[1] The Six-Month LIBOR Index is the average of the interbank offered rates for Six-Year U.S. dollar-denominated deposits in the London Market ("LIBOR") as published in The Wall Street Journal. The One-Year LIBOR Index is the average of the interbank offered rates for One-Year U.S. dollar-denominated deposits in the London Market ("LIBOR") as published in The Wall Street Journal. The One-Year CMT loan index will be determined based on the average weekly yield on U.S. Treasury securities during the last full week occurring in the month which occurs one month prior to the applicable bond reset date, as published in Federal Reserve Statistical Release H. 15(519), as applicable, and annually thereafter.

[2] None of the mortgage interest rates are subject to a lifetime minimum interest rate. Therefore, the effective minimum interest rate for each Mortgage Loan will be its Gross Margin. None of the Mortgage Loans have a prepayment fee as of the date of origination.

Group 2 Mortgage Loans Cont'd: The mortgage interest rates adjust at the end of the initial fixed interest rate period and annually or semi-annually thereafter. The mortgage interest rates will be indexed to Six-Month LIBOR, One-Year LIBOR or to One-Year CMT and will adjust to that index plus a certain number of basis points (the "Gross Margin").[1] All the Group 2 Mortgage Loans have a Periodic Interest Rate Cap of 5.001% for the first adjustment date and 1.982% for every adjustment date thereafter on a weighted average basis. The mortgage interest rates are subject to lifetime maximum mortgage interest rates, which are generally 5.055% over the initial mortgage interest rate, on a weighted average basis.[2]

Group 3 Mortgage Loans: The Group 3 first lien Mortgage Loans consist of 98.0% One-Year LIBOR and 2.0% One-Year CMT indexed 7-year hybrid ARMs secured by one-to-four family residential properties. The Mortgage Loans have a fixed interest rate for the first 7 years after origination and thereafter the Mortgage Loans have a variable interest rate. Approximately 48.1% of the Group 3 Mortgage Loans require only the payment of interest until the month following the first rate adjustment date. The mortgage interest rates will be indexed to One-Year LIBOR or One-Year CMT and will adjust to that index plus a certain number of basis points (the "Gross Margin").[1] All the Group 3 Mortgage Loans have Periodic Interest Rate Caps of 5.000% for the first adjustment date and 2.000% for every adjustment date thereafter. The mortgage interest rates are subject to lifetime maximum mortgage interest rates, which are generally 5.000% over the initial mortgage interest rate.[2]

Group 4 Mortgage Loans: The Group 4 first lien Mortgage Loans consist of 100.0% One-Year LIBOR indexed 10-year hybrid ARMs secured by one-to-four family residential properties. The Mortgage Loans have a fixed interest rate for the first 10 years after origination and thereafter the Mortgage Loans have a variable interest rate. Approximately 72.4% of the Group 4 Mortgage Loans require only the payment of interest until the month following the first rate adjustment date. The mortgage interest rates adjust at the end of the initial fixed interest rate period and annually thereafter. The mortgage interest rates will be indexed to One-Year LIBOR and will adjust to that index plus a certain number of basis points (the "Gross Margin").[1] All the Group 4 Mortgage Loans have Periodic Interest Rate Caps of 5.000% for the first adjustment date and 2.000% for every adjustment date thereafter. The mortgage interest rates are subject to lifetime maximum mortgage interest rates, which are generally 5.000% over the initial mortgage interest rate.[2]

Group 5 Mortgage Loans: The Group 5 first lien Mortgage Loans consist of 3.2% Six-Month LIBOR, 90.4% One-Year LIBOR, and 6.4% One-Year CMT indexed 3-year hybrid ARMs secured by one-to-four family residential properties. The Mortgage Loans have a fixed interest rate for the first 3 years after origination and thereafter the Mortgage Loans have a variable interest rate. Approximately 85.6% of the Group 5 Mortgage Loans require only the payment of interest until the month following the first rate adjustment date. The mortgage interest rates adjust at the end of the initial fixed interest rate period and annually or semi-annually thereafter. The mortgage interest rates will be indexed to Six-Month LIBOR, One-Year LIBOR, or One-Year CMT and will adjust to that index plus a certain number of basis points (the "Gross Margin").[1] All the Group 5 Mortgage Loans have Periodic Interest Rate Caps of 2.071% for the first adjustment date and 1.968% for every adjustment date thereafter on a weighted average basis. The mortgage interest rates are subject to lifetime maximum mortgage interest rates, which are generally 6.000% over the initial mortgage interest rate, on a weighted average basis.[2] The Mortgage Loans in Group 5 have conventional conforming loan balances.

---

[1] The Six-Month LIBOR Index is the average of the interbank offered rates for Six-Year U.S. dollar-denominated deposits in the London Market ("LIBOR") as published in The Wall Street Journal. The One-Year LIBOR Index is the average of the interbank offered rates for One-Year U.S. dollar-denominated deposits in the London Market ("LIBOR") as published in The Wall Street Journal. The One-Year CMT loan index will be determined based on the average weekly yield on U.S. Treasury securities during the last full week occurring in the month which occurs one month prior to the applicable bond reset date, as published in Federal Reserve Statistical Release H. 15(519), as applicable, and annually thereafter.

[2] None of the mortgage interest rates are subject to a lifetime minimum interest rate. Therefore, the effective minimum interest rate for each Mortgage Loan will be its Gross Margin. None of the Mortgage Loans have a prepayment fee as of the date of origination.

Group 6 Mortgage Loans: The Group 6 first lien Mortgage Loans consist of 6.7% Six-Month LIBOR, 63.1% One-Year LIBOR, and 30.2% One-Year CMT indexed 5-year hybrid ARMs secured by one-to-four family residential properties. The Mortgage Loans have a fixed interest rate for the first 5 years after origination and thereafter the Mortgage Loans have a variable interest rate. Approximately 84.0% of the Group 6 Mortgage Loans require only the payment of interest until the month following the first rate adjustment date. The mortgage interest rates adjust at the end of the initial fixed interest rate period and annually or semi-annually thereafter. The mortgage interest rates will be indexed to Six-Month LIBOR, One-Year LIBOR, or One-Year CMT and will adjust to that index plus a certain number of basis points (the "Gross Margin").[1] All the Group 6 Mortgage Loans have Periodic Interest Rate Caps of 5.000% for the first adjustment date and 1.933% for every adjustment date thereafter on a weighted average basis. The mortgage interest rates are subject to lifetime maximum mortgage interest rates, which are generally 5.227% over the initial mortgage interest rate, on a weighted average basis.[2] The Mortgage Loans in Group 6 have conventional conforming loan balances.

Expense Fee Rate: The "Expense Fee Rate" is comprised of primary servicing fees and lender paid mortgage insurance premiums, each as applicable. The weighted average Expense Fee Rate before the reset date will be equal to approximately 0.251%, 0.258%, 0.250%, 0.250%, 0.259% and 0.278% for the Group 1, Group 2, Group 3, Group 4, Group 5 and Group 6 Mortgage Loans respectively. 81% of the Group 2 Mortgage loans have a servicing fee increase of 0.125% after the first adjustment date. The Group 1, Group 3, Group 4, Group 5 and Group 6 Mortgage Loans do not have a servicing fee increase after the first adjustment date.

Expected Subordination: 4.00% (+/- 0.50%), for the Senior Certificates

Other Certificates: The following Classes of "Other Certificates" will be issued in the indicated approximate original principal amounts, which will provide credit support to the related Offered Certificates, but are not offered hereby:

Certificate	Orig. Balance	WAC
B4	$5,101,000	4.678%
B5	$2,551,000	4.678%
B6	$5,101,270	4.678%

Clean Up Call: 10% of the Cut-off Date principal balance of the Mortgage Loans

Tax Treatment: It is anticipated that the Offered Certificates will be treated as REMIC regular interests for tax purposes.

ERISA Eligibility: The Offered Certificates are expected to be ERISA eligible. Prospective investors should review with their own legal advisors as to whether the purchase and holding of the Certificates could give rise to a transaction prohibited or not otherwise permissible under ERISA, the Code or other similar laws.

SMMEA Eligibility: The Senior and Class B1 Certificates are expected to constitute "mortgage related securities" for purposes of SMMEA.

Minimum Denomination: $25,000 for the Senior Certificates

Delivery: Senior Certificates and Senior Subordinate Certificates – DTC

---

[1] The Six-Month LIBOR Index is the average of the interbank offered rates for Six-Year U.S. dollar-denominated deposits in the London Market ("LIBOR") as published in The Wall Street Journal. The One-Year LIBOR Index is the average of the interbank offered rates for One-Year U.S. dollar-denominated deposits in the London Market ("LIBOR") as published in The Wall Street Journal. The One-Year CMT loan index will be determined based on the average weekly yield on U.S. Treasury securities during the last full week occurring in the month which occurs one month prior to the applicable bond reset date, as published in Federal Reserve Statistical Release H. 15(519), as applicable, and annually thereafter.

[2] None of the mortgage interest rates are subject to a lifetime minimum interest rate. Therefore, the effective minimum interest rate for each Mortgage Loan will be its Gross Margin. None of the Mortgage Loans have a prepayment fee as of the date of origination.

Stats
Count: 2,985
Current Balance: $1,288,164,919
Average Current Balance: $431,546
Gross Weighted Average Coupon: 4.934%
Net Weighted Average Coupon: 4.678%
Weighted Average Expense Rate: 0.256%
Weighted Average Expense Rate - after Reset: 0.306%
Original Term: 360
Remaining Term: 359
Age: 1
Original Loan-to-Value Ratio: 74.03%
Margin: 2.291%
Net Margin: 1.986%
Initial Periodic Cap: 3.690%
Subsequent Periodic Cap: 1.986%
Lifetime Cap: 5.475%
Maximum Interest Rate: 10.453%
Months to Next Roll: 49
FICO Score: 733
Max Zip Code Percentage: 0.566%
Debt-to-Income Ratio: 34.225%

Product Type	Count	Balance	Percent
10/1 ARM	32	$13,001,207	1.0%
3/1 ARM	1,381	562,278,466	43.6
3/6 ARM	14	3,522,891	0.3
5/1 ARM	1,443	665,255,280	51.6
5/6 ARM	36	13,885,344	1.1
7/1 ARM	79	30,221,730	2.3
Total:	2,985	$1,288,164,919	100.0%

Balance Type	Count	Balance	Percent
Conforming	751	$169,551,465	13.2%
Non - Conforming	2,234	1,118,613,454	86.8
Total:	2,985	$1,288,164,919	100.0%

Principal Balance	Count	Balance	Percent
$50,000.01 to $200,000.00	285	$43,748,786	3.4%
$200,000.01 to $350,000.00	632	181,568,804	14.1
$350,000.01 to $500,000.00	1,262	524,258,102	40.7
$500,000.01 to $650,000.00	565	326,863,282	25.4
$650,000.01 to $800,000.00	104	76,135,117	5.9
$800,000.01 to $950,000.00	56	48,928,424	3.8
$950,000.01 to $1,100,000.00	66	65,602,833	5.1
$1,100,000.01 to $1,250,000.00	4	4,814,176	0.4
$1,250,000.01 to $1,400,000.00	4	5,252,250	0.4
$1,400,000.01 to $1,550,000.00	5	7,550,000	0.6
$1,550,000.01 to $1,700,000.00	1	1,693,145	0.1
$1,700,000.01 to $1,850,000.00	1	1,750,000	0.1
Total:	2,985	$1,288,164,919	100.0%

Current Rate	Count	Balance	Percent
2.750% to 2.999%	1	$558,746	0.0%
3.000% to 3.249%	2	519,000	0.0
3.250% to 3.499%	7	2,694,250	0.2
3.500% to 3.749%	32	12,451,956	1.0
3.750% to 3.999%	106	46,358,356	3.6
4.000% to 4.249%	146	57,281,288	4.4
4.250% to 4.499%	287	125,768,301	9.8
4.500% to 4.749%	391	152,940,749	11.9
4.750% to 4.999%	644	268,497,708	20.8
5.000% to 5.249%	419	183,254,283	14.2
5.250% to 5.499%	401	182,264,233	14.1
5.500% to 5.749%	283	134,432,031	10.4
5.750% to 5.999%	193	88,541,107	6.9
6.000% to 6.249%	54	24,058,864	1.9
6.250% to 6.499%	13	5,728,800	0.4
6.500% to 6.749%	2	825,107	0.1
6.750% to 6.999%	3	1,340,140	0.1
7.000% to 7.249%	1	650,000	0.1
Total:	2,985	$1,288,164,919	100.0%

Age	Count	Balance	Percent
0 to 2	2,882	$1,244,344,756	96.6%
3 to 5	66	26,724,241	2.1
6 to 8	17	7,015,576	0.5
9 to 11	17	8,714,598	0.7
12 to 14	3	1,365,748	0.1
Total:	2,985	$1,288,164,919	100.0%

Original Loan-To-Value Ratio	Count	Balance	Percent
0.001% to 50.000%	139	$57,855,553	4.5%
50.001% to 60.000%	165	77,262,798	6.0
60.001% to 70.000%	447	214,239,090	16.6
70.001% to 75.000%	289	134,241,706	10.4
75.001% to 80.000%	1,799	761,932,831	59.1
80.001% to 85.000%	15	3,713,784	0.3
85.001% to 90.000%	69	20,793,170	1.6
90.001% to 95.000%	61	17,726,012	1.4
95.001% to 100.000%	1	399,976	0.0
Total:	2,985	$1,288,164,919	100.0%

Current Loan-To-Value Ratio	Count	Balance	Percent
0.001% to 50.000%	139	$57,855,553	4.5%
50.001% to 60.000%	166	77,662,067	6.0
60.001% to 70.000%	449	214,798,208	16.7
70.001% to 75.000%	289	134,650,664	10.5
75.001% to 80.000%	1,796	760,565,486	59.0
80.001% to 85.000%	16	3,885,684	0.3
85.001% to 90.000%	68	20,621,270	1.6
90.001% to 95.000%	61	17,726,012	1.4
95.001% to 100.000%	1	399,976	0.0
Total:	2,985	$1,288,164,919	100.0%

FICO Score	Count	Balance	Percent
600 to 639	23	$10,646,836	0.8%
640 to 679	239	105,226,808	8.2
680 to 699	305	121,191,951	9.4
700 to 719	510	226,936,684	17.6
720 to 759	1,119	483,093,503	37.5
760 to 799	731	318,848,800	24.8
800 to 819	55	20,471,836	1.6
820 to 839	3	1,748,500	0.1
Total:	2,985	$1,288,164,919	100.0%

First Payment Date	Count	Balance	Percent
2003-08-01	3	$1,365,748	0.1%
2003-09-01	3	1,505,664	0.1
2003-10-01	8	4,064,888	0.3
2003-11-01	6	3,144,046	0.2
2003-12-01	8	3,185,319	0.2
2004-01-01	3	1,095,482	0.1
2004-02-01	6	2,734,774	0.2
2004-03-01	12	4,851,890	0.4
2004-04-01	20	8,439,370	0.7
2004-05-01	34	13,432,981	1.0
2004-06-01	602	216,801,926	16.8
2004-07-01	1,430	608,594,501	47.2
2004-08-01	842	414,792,937	32.2
2004-09-01	8	4,155,392	0.3
Total:	2,985	$1,288,164,919	100.0%

States	Count	Balance	Percent
AK	1	$295,920	0.0%
AL	2	765,000	0.1
AZ	117	40,954,375	3.2
CA	1,431	668,212,028	51.9
CO	73	31,344,399	2.4
CT	26	12,007,303	0.9
DC	17	7,269,381	0.6
DE	8	2,360,761	0.2
FL	145	57,677,332	4.5
GA	76	22,595,800	1.8
HI	21	11,869,358	0.9
ID	3	1,406,075	0.1
IL	86	38,387,946	3.0
IN	11	3,833,341	0.3
KS	5	2,692,295	0.2
KY	5	1,721,924	0.1
LA	3	1,271,434	0.1
MA	49	21,942,627	1.7
MD	116	43,005,578	3.3
ME	1	400,000	0.0
MI	42	18,884,711	1.5
MN	14	4,349,518	0.3
MO	8	2,916,089	0.2
MS	1	548,948	0.0
MT	1	490,172	0.0
NC	26	10,380,574	0.8
NH	2	928,600	0.1
NJ	78	41,116,750	3.2
NM	8	2,970,535	0.2
NV	128	53,163,267	4.1
NY	48	22,411,443	1.7
OH	28	10,747,585	0.8
OK	1	628,000	0.0
OR	15	5,526,794	0.4
PA	16	6,614,324	0.5
RI	3	756,077	0.1
SC	22	6,934,397	0.5
SD	1	244,000	0.0
TN	6	2,045,691	0.2
TX	65	24,685,479	1.9
UT	12	3,522,304	0.3
VA	183	67,712,735	5.3
VT	1	650,000	0.1
WA	65	24,393,569	1.9
WI	11	4,470,848	0.3
WV	2	332,270	0.0
WY	2	727,363	0.1
Total:	2,985	$1,288,164,919	100.0%

Top 10 Zipcodes	Count	Balance	Percent
32541	16	$7,291,760	0.6%
89135	13	7,244,107	0.6
89052	14	6,967,234	0.5
92648	9	6,355,993	0.5
92078	12	5,604,954	0.4
92629	8	5,265,278	0.4
92130	8	5,085,599	0.4
94587	10	4,532,103	0.4
94547	10	4,455,190	0.3
92677	8	4,432,551	0.3
Other	2,877	1,230,930,150	95.6
Total:	2,985	$1,288,164,919	100.0%

Index	Count	Balance	Percent
1 Year CMT	173	$55,087,499	4.3%
1 Year Libor	2,762	1,215,669,185	94.4
6 Months Libor	50	17,408,236	1.4
Total:	2,985	$1,288,164,919	100.0%

Margin	Count	Balance	Percent
2.250%	2,692	$1,183,283,953	91.9%
2.500%	2	874,955	0.1
2.750%	286	102,156,158	7.9
2.875%	1	400,000	0.0
3.125%	1	343,425	0.0
3.250%	1	399,976	0.0
3.375%	2	706,452	0.1
Total:	2,985	$1,288,164,919	100.0%

Initial Periodic Cap	Count	Balance	Percent
2.000%	1,360	$557,283,265	43.3%
3.000%	34	7,978,739	0.6
5.000%	1,589	721,964,293	56.0
6.000%	2	938,622	0.1
Total:	2,985	$1,288,164,919	100.0%

Subsequent Periodic Cap	Count	Balance	Percent
1.000%	51	$17,807,504	1.4%
2.000%	2,934	1,270,357,415	98.6
Total:	2,985	$1,288,164,919	100.0%

Lifetime Cap	Count	Balance	Percent
5.000%	1,470	$676,861,835	52.5%
6.000%	1,515	611,303,084	47.5
Total:	2,985	$1,288,164,919	100.0%

Max Rate	Count	Balance	Percent
8.000% to 8.499%	2	$519,000	0.0%
8.500% to 8.999%	21	9,943,649	0.8
9.000% to 9.499%	149	68,922,319	5.4
9.500% to 9.999%	496	222,029,189	17.2
10.000% to 10.499%	741	329,161,365	25.6
10.500% to 10.999%	921	388,780,938	30.2
11.000% to 11.499%	435	180,529,639	14.0
11.500% to 11.999%	162	66,308,248	5.1
12.000% to 12.499%	31	11,407,624	0.9
12.500% to 12.999%	16	6,020,505	0.5
13.000% to 13.499%	5	1,958,983	0.2
13.500% to 13.999%	4	1,751,660	0.1
14.000% to 14.499%	2	831,800	0.1
Total:	2,985	$1,288,164,919	100.0%

Months to Roll	Count	Balance	Percent
7 to 36	1,393	$564,931,358	43.9%
37 to 60	1,475	676,725,233	52.5
61 to 84	85	33,507,122	2.6
85 to 120	32	13,001,207	1.0
Total:	2,985	$1,288,164,919	100.0%

Delinquency	Count	Balance	Percent
30 DAYS	2	$798,000	0.1%
CURRENT	2,983	1,287,366,919	99.9
Total:	2,985	$1,288,164,919	100.0%

Property Type	Count	Balance	Percent
Single Family	1,696	$741,078,170	57.5%
Planned Unit Development	921	405,546,229	31.5
Condominium	346	128,930,710	10.0
Two-to-Four Family	22	12,609,810	1.0
Total:	2,985	$1,288,164,919	100.0%

Occupancy Code	Count	Balance	Percent
Primary Residence	2,792	$1,210,583,191	94.0%
Second Home	183	73,764,683	5.7
Investment	10	3,817,045	0.3
Total:	2,985	$1,288,164,919	100.0%

Purpose	Count	Balance	Percent
Purchase	1,932	$867,195,400	67.3%
Rate Term Refinance	646	267,455,958	20.8
Cash Out Refinance	407	153,513,561	11.9
Total:	2,985	$1,288,164,919	100.0%

Documentation Type	Count	Balance	Percent
Asset Verification	280	$127,933,245	9.9%
Full Documentation	2,631	1,134,634,359	88.1
Income Verification	60	19,313,608	1.5
No Documentation	14	6,283,708	0.5
Total:	2,985	$1,288,164,919	100.0%

Debt-to-Income Ratio	Count	Balance	Percent
Less than or equal to 0.000%	87	$30,689,030	2.4%
0.001% to 10.000%	22	10,444,184	0.8
10.001% to 20.000%	210	95,213,121	7.4
20.001% to 30.000%	621	264,861,599	20.6
30.001% to 40.000%	1,172	489,558,311	38.0
40.001% to 50.000%	763	342,197,765	26.6
50.001% to 60.000%	107	54,200,222	4.2
60.001% to 70.000%	1	263,000	0.0
100.001% or greater	2	737,686	0.1
Total:	2,985	$1,288,164,919	100.0%

Prepayment Penalty Flag	Count	Balance	Percent
N	2,971	$1,282,496,134	99.6%
Y	14	5,668,785	0.4
Total:	2,985	$1,288,164,919	100.0%

Interest Only	Count	Balance	Percent
Y	2,212	$943,541,471	73.2%
N	773	344,623,449	26.8
Total:	2,985	$1,288,164,919	100.0%

Mortgage Insurance	Count	Balance	Percent
OLTV <= 80	2,839	$1,245,531,977	96.7%
OLTV > 80 and Insured	146	42,632,942	3.3
Total:	2,985	$1,288,164,919	100.0%

Servicer	Count	Balance	Percent
Countrywide	1,617	$809,302,696	62.8%
National City Mortgage	1,159	408,858,894	31.7
IndyMac	153	53,081,197	4.1
Wells Fargo	56	16,922,133	1.3
Total:	2,985	$1,288,164,919	100.0%

Stats
Count: 901
Current Balance: $454,074,422
Average Current Balance: $503,967
Gross Weighted Average Coupon: 4.735%
Net Weighted Average Coupon: 4.484%
Weighted Average Expense Rate: 0.251%
Weighted Average Expense Rate - after Reset: 0.251%
Original Term: 360
Remaining Term: 359
Age: 1
Original Loan-to-Value Ratio: 74.34%
Margin: 2.266%
Net Margin: 2.015%
Initial Periodic Cap: 2.005%
Subsequent Periodic Cap: 2.000%
Lifetime Cap: 6.000%
Maximum Interest Rate: 10.810%
Months to Next Roll: 35
FICO Score: 732
Max Zip Code Percentage: 1.344%
Debt-to-Income Ratio: 35.143%

Product Type	Count	Balance	Percent
3/1 ARM	901	$454,074,422	100.0%
Total:	901	$454,074,422	100.0%

Balance Type	Count	Balance	Percent
Non - Conforming	901	$454,074,422	100.0%
Total:	901	$454,074,422	100.0%

Principal Balance	Count	Balance	Percent
$200,000.01 to $350,000.00	60	$20,587,586	4.5%
$350,000.01 to $500,000.00	492	206,182,694	45.4
$500,000.01 to $650,000.00	255	147,317,648	32.4
$650,000.01 to $800,000.00	46	33,673,918	7.4
$800,000.01 to $950,000.00	23	19,972,724	4.4
$950,000.01 to $1,100,000.00	21	20,891,645	4.6
$1,100,000.01 to $1,250,000.00	1	1,248,208	0.3
$1,250,000.01 to $1,400,000.00	2	2,700,000	0.6
$1,400,000.01 to $1,550,000.00	1	1,500,000	0.3
Total:	901	$454,074,422	100.0%

Current Rate	Count	Balance	Percent
2.750% to 2.999%	1	$558,746	0.1%
3.250% to 3.499%	3	1,885,330	0.4
3.500% to 3.749%	16	8,105,902	1.8
3.750% to 3.999%	55	30,590,041	6.7
4.000% to 4.249%	68	33,996,371	7.5
4.250% to 4.499%	108	57,019,073	12.6
4.500% to 4.749%	145	73,268,828	16.1
4.750% to 4.999%	195	95,842,370	21.1
5.000% to 5.249%	107	54,579,217	12.0
5.250% to 5.499%	96	46,885,533	10.3
5.500% to 5.749%	83	39,254,013	8.6
5.750% to 5.999%	12	6,521,299	1.4
6.000% to 6.249%	7	3,138,200	0.7
6.250% to 6.499%	3	1,424,500	0.3
6.750% to 6.999%	1	355,000	0.1
7.000% to 7.249%	1	650,000	0.1
Total:	901	$454,074,422	100.0%

Age	Count	Balance	Percent
0 to 2	879	$442,542,610	97.5%
3 to 5	15	7,628,462	1.7
6 to 8	1	644,080	0.1
9 to 11	6	3,259,271	0.7
Total:	901	$454,074,422	100.0%

Original Loan-To-Value Ratio	Count	Balance	Percent
0.001% to 50.000%	26	$14,808,527	3.3%
50.001% to 60.000%	49	28,543,111	6.3
60.001% to 70.000%	141	77,105,402	17.0
70.001% to 75.000%	95	51,861,588	11.4
75.001% to 80.000%	553	267,190,581	58.8
80.001% to 85.000%	2	832,750	0.2
85.001% to 90.000%	17	6,913,004	1.5
90.001% to 95.000%	17	6,419,483	1.4
95.001% to 100.000%	1	399,976	0.1
Total:	901	$454,074,422	100.0%

Current Loan-To-Value Ratio	Count	Balance	Percent
0.001% to 50.000%	26	$14,808,527	3.3%
50.001% to 60.000%	49	28,543,111	6.3
60.001% to 70.000%	141	77,105,402	17.0
70.001% to 75.000%	95	51,861,588	11.4
75.001% to 80.000%	553	267,190,581	58.8
80.001% to 85.000%	2	832,750	0.2
85.001% to 90.000%	17	6,913,004	1.5
90.001% to 95.000%	17	6,419,483	1.4
95.001% to 100.000%	1	399,976	0.1
Total:	901	$454,074,422	100.0%

FICO Score	Count	Balance	Percent
600 to 639	5	$2,572,894	0.6%
640 to 679	75	37,829,666	8.3
680 to 699	82	42,307,946	9.3
700 to 719	181	91,173,927	20.1
720 to 759	331	163,763,916	36.1
760 to 799	205	106,544,784	23.5
800 to 819	21	9,171,541	2.0
820 to 839	1	709,750	0.2
Total:	901	$454,074,422	100.0%

First Payment Date	Count	Balance	Percent
2003-09-01	1	$375,841	0.1%
2003-10-01	2	1,060,000	0.2
2003-11-01	3	1,823,429	0.4
2004-02-01	1	644,080	0.1
2004-03-01	2	1,235,453	0.3
2004-04-01	7	3,532,068	0.8
2004-05-01	6	2,860,941	0.6
2004-06-01	24	11,806,057	2.6
2004-07-01	508	255,218,669	56.2
2004-08-01	345	174,647,884	38.5
2004-09-01	2	870,000	0.2
Total:	901	$454,074,422	100.0%

States	Count	Balance	Percent
AL	2	$765,000	0.2%
AZ	33	15,815,163	3.5
CA	486	248,394,110	54.7
CO	15	7,625,504	1.7
CT	7	3,916,658	0.9
DC	5	2,567,499	0.6
DE	2	791,280	0.2
FL	55	25,052,520	5.5
GA	10	4,364,195	1.0
HI	6	4,909,866	1.1
ID	2	1,034,075	0.2
IL	27	12,493,999	2.8
IN	2	700,400	0.2
KS	1	900,000	0.2
LA	1	376,000	0.1
MA	21	10,380,506	2.3
MD	24	12,045,060	2.7
ME	1	400,000	0.1
MI	19	10,628,395	2.3
MN	1	411,000	0.1
MO	2	983,564	0.2
NC	8	4,263,399	0.9
NJ	25	13,069,456	2.9
NM	2	1,358,967	0.3
NV	38	18,815,657	4.1
NY	13	6,635,847	1.5
OH	7	3,285,794	0.7
OK	1	628,000	0.1
OR	1	547,200	0.1
PA	2	790,821	0.2
RI	1	462,077	0.1
SC	5	2,335,208	0.5
TN	1	548,820	0.1
TX	15	6,864,803	1.5
UT	1	553,000	0.1
VA	37	18,260,707	4.0
WA	18	9,329,172	2.1
WI	4	1,770,700	0.4
Total:	901	$454,074,422	100.0%

Top 10 Zipcodes	Count	Balance	Percent
32541	13	$6,104,960	1.3%
92648	6	4,707,300	1.0
89135	6	3,646,793	0.8
92843	7	3,093,143	0.7
94587	6	2,928,053	0.6
92629	3	2,908,678	0.6
91913	6	2,864,144	0.6
94583	5	2,776,384	0.6
92130	4	2,444,000	0.5
92078	5	2,272,497	0.5
Other	840	420,328,470	92.6
Total:	901	$454,074,422	100.0%

Index	Count	Balance	Percent
1 Year CMT	6	$2,842,725	0.6%
1 Year Libor	895	451,231,698	99.4
Total:	901	$454,074,422	100.0%

Margin	Count	Balance	Percent
2.250%	872	$440,711,520	97.1%
2.500%	1	539,354	0.1
2.750%	25	11,717,121	2.6
3.250%	1	399,976	0.1
3.375%	2	706,452	0.2
Total:	901	$454,074,422	100.0%

Initial Periodic Cap	Count	Balance	Percent
2.000%	900	$453,535,069	99.9%
6.000%	1	539,354	0.1
Total:	901	$454,074,422	100.0%

Subsequent Periodic Cap	Count	Balance	Percent
2.000%	901	$454,074,422	100.0%
Total:	901	$454,074,422	100.0%

Lifetime Cap	Count	Balance	Percent
6.000%	901	$454,074,422	100.0%
Total:	901	$454,074,422	100.0%

Max Rate	Count	Balance	Percent
8.500% to 8.999%	1	$558,746	0.1%
9.000% to 9.499%	4	2,385,330	0.5
9.500% to 9.999%	70	38,195,943	8.4
10.000% to 10.499%	158	82,778,593	18.2
10.500% to 10.999%	306	151,598,204	33.4
11.000% to 11.499%	219	109,541,296	24.1
11.500% to 11.999%	111	53,035,092	11.7
12.000% to 12.499%	14	7,653,428	1.7
12.500% to 12.999%	11	4,570,193	1.0
13.000% to 13.499%	2	1,310,000	0.3
13.500% to 13.999%	3	1,615,799	0.4
14.000% to 14.499%	2	831,800	0.2
Total:	901	$454,074,422	100.0%

Months to Roll	Count	Balance	Percent
7 to 36	899	$453,204,422	99.8%
37 to 60	2	870,000	0.2
Total:	901	$454,074,422	100.0%

Delinquency	Count	Balance	Percent
CURRENT	901	$454,074,422	100.0%
Total:	901	$454,074,422	100.0%

Property Type	Count	Balance	Percent
Single Family	504	$256,180,571	56.4%
Planned Unit Development	291	146,597,803	32.3
Condominium	96	44,336,462	9.8
Two-to-Four Family	10	6,959,587	1.5
Total:	901	$454,074,422	100.0%

Occupancy Code	Count	Balance	Percent
Primary Residence	839	$423,789,390	93.3%
Second Home	62	30,285,032	6.7
Total:	901	$454,074,422	100.0%

Purpose	Count	Balance	Percent
Purchase	619	$312,326,745	68.8%
Rate Term Refinance	178	92,345,393	20.3
Cash Out Refinance	104	49,402,284	10.9
Total:	901	$454,074,422	100.0%

Documentation Type	Count	Balance	Percent
Asset Verification	68	$35,356,874	7.8%
Full Documentation	833	418,717,549	92.2
Total:	901	$454,074,422	100.0%

Debt-to-Income Ratio	Count	Balance	Percent
Less than or equal to 0.000%	2	$1,102,462	0.2%
0.001% to 10.000%	7	3,144,799	0.7
10.001% to 20.000%	58	31,529,396	6.9
20.001% to 30.000%	183	91,914,136	20.2
30.001% to 40.000%	366	180,119,248	39.7
40.001% to 50.000%	250	127,636,416	28.1
50.001% to 60.000%	35	18,627,965	4.1
Total:	901	$454,074,422	100.0%

Prepayment Penalty Flag	Count	Balance	Percent
N	897	$452,381,598	99.6%
Y	4	1,692,825	0.4
Total:	901	$454,074,422	100.0%

Interest Only	Count	Balance	Percent
Y	694	$351,966,760	77.5%
N	207	102,107,663	22.5
Total:	901	$454,074,422	100.0%

Mortgage Insurance	Count	Balance	Percent
OLTV <= 80	864	$439,509,210	96.8%
OLTV > 80 and Insured	37	14,565,213	3.2
Total:	901	$454,074,422	100.0%

Servicer	Count	Balance	Percent
Countrywide	591	$298,947,202	65.8%
National City Mortgage	310	155,127,220	34.2
Total:	901	$454,074,422	100.0%

Stats
Count: 1,266
Current Balance: $631,384,560
Average Current Balance: $498,724
Gross Weighted Average Coupon: 5.158%
Net Weighted Average Coupon: 4.900%
Weighted Average Expense Rate: 0.258%
Weighted Average Expense Rate - after Reset: 0.359%
Original Term: 360
Remaining Term: 359
Age: 1
Original Loan-to-Value Ratio: 74.41%
Margin: 2.300%
Net Margin: 1.941%
Initial Periodic Cap: 5.001%
Subsequent Periodic Cap: 1.982%
Lifetime Cap: 5.055%
Maximum Interest Rate: 10.213%
Months to Next Roll: 59
FICO Score: 732
Max Zip Code Percentage: 0.841%
Debt-to-Income Ratio: 34.385%

Product Type	Count	Balance	Percent
5/1 ARM	1,243	$620,676,970	98.3%
5/6 ARM	23	10,707,590	1.7
Total:	1,266	$631,384,560	100.0%

Balance Type	Count	Balance	Percent
Non - Conforming	1,266	$631,384,560	100.0%
Total:	1,266	$631,384,560	100.0%

Principal Balance	Count	Balance	Percent
$200,000.01 to $350,000.00	110	$37,481,809	5.9%
$350,000.01 to $500,000.00	724	298,959,785	47.3
$500,000.01 to $650,000.00	293	169,812,380	26.9
$650,000.01 to $800,000.00	53	38,763,329	6.1
$800,000.01 to $950,000.00	32	28,038,705	4.4
$950,000.01 to $1,100,000.00	43	42,717,188	6.8
$1,100,000.01 to $1,250,000.00	3	3,565,968	0.6
$1,250,000.01 to $1,400,000.00	2	2,552,250	0.4
$1,400,000.01 to $1,550,000.00	4	6,050,000	1.0
$1,550,000.01 to $1,700,000.00	1	1,693,145	0.3
$1,700,000.01 to $1,850,000.00	1	1,750,000	0.3
Total:	1,266	$631,384,560	100.0%

Current Rate	Count	Balance	Percent
3.500% to 3.749%	3	$1,356,050	0.2%
3.750% to 3.999%	13	7,201,037	1.1
4.000% to 4.249%	20	10,268,105	1.6
4.250% to 4.499%	77	45,387,596	7.2
4.500% to 4.749%	69	36,399,307	5.8
4.750% to 4.999%	227	116,622,282	18.5
5.000% to 5.249%	195	97,600,635	15.5
5.250% to 5.499%	251	120,591,448	19.1
5.500% to 5.749%	180	89,137,438	14.1
5.750% to 5.999%	170	79,785,451	12.6
6.000% to 6.249%	47	20,920,664	3.3
6.250% to 6.499%	10	4,304,300	0.7
6.500% to 6.749%	2	825,107	0.1
6.750% to 6.999%	2	985,140	0.2
Total:	1,266	$631,384,560	100.0%

Age	Count	Balance	Percent
0 to 2	1,206	$603,065,676	95.5%
3 to 5	33	15,650,685	2.5
6 to 8	13	5,847,124	0.9
9 to 11	11	5,455,327	0.9
12 to 14	3	1,365,748	0.2
Total:	1,266	$631,384,560	100.0%

Original Loan-To-Value Ratio	Count	Balance	Percent
0.001% to 50.000%	47	$27,018,706	4.3%
50.001% to 60.000%	51	30,857,679	4.9
60.001% to 70.000%	177	102,285,716	16.2
70.001% to 75.000%	121	61,870,962	9.8
75.001% to 80.000%	835	395,508,407	62.6
80.001% to 85.000%	1	377,992	0.1
85.001% to 90.000%	21	8,329,214	1.3
90.001% to 95.000%	13	5,135,885	0.8
Total:	1,266	$631,384,560	100.0%

Current Loan-To-Value Ratio	Count	Balance	Percent
0.001% to 50.000%	47	$27,018,706	4.3%
50.001% to 60.000%	52	31,256,947	5.0
60.001% to 70.000%	177	102,425,448	16.2
70.001% to 75.000%	122	62,432,906	9.9
75.001% to 80.000%	833	394,407,462	62.5
80.001% to 85.000%	1	377,992	0.1
85.001% to 90.000%	21	8,329,214	1.3
90.001% to 95.000%	13	5,135,885	0.8
Total:	1,266	$631,384,560	100.0%

FICO Score	Count	Balance	Percent
600 to 639	15	$7,290,047	1.2%
640 to 679	117	54,794,925	8.7
680 to 699	111	52,163,593	8.3
700 to 719	229	111,068,068	17.6
720 to 759	488	245,864,671	38.9
760 to 799	287	151,549,316	24.0
800 to 819	17	7,615,191	1.2
820 to 839	2	1,038,750	0.2
Total:	1,266	$631,384,560	100.0%

First Payment Date	Count	Balance	Percent
2003-08-01	3	$1,365,748	0.2%
2003-09-01	2	1,129,823	0.2
2003-10-01	6	3,004,888	0.5
2003-11-01	3	1,320,617	0.2
2003-12-01	6	2,756,947	0.4
2004-01-01	3	1,095,482	0.2
2004-02-01	4	1,994,694	0.3
2004-03-01	7	3,151,742	0.5
2004-04-01	8	4,136,579	0.7
2004-05-01	18	8,362,363	1.3
2004-06-01	218	110,630,098	17.5
2004-07-01	521	257,091,065	40.7
2004-08-01	461	232,059,121	36.8
2004-09-01	6	3,285,392	0.5
Total:	1,266	$631,384,560	100.0%

States	Count	Balance	Percent
AZ	30	$14,525,849	2.3%
CA	717	359,737,702	57.0
CO	36	18,186,610	2.9
CT	13	6,902,812	1.1
DC	6	2,935,014	0.5
DE	1	641,200	0.1
FL	50	24,280,450	3.8
GA	13	5,746,631	0.9
HI	5	3,602,835	0.6
ID	1	372,000	0.1
IL	33	18,216,987	2.9
IN	5	2,175,614	0.3
KS	1	614,787	0.1
KY	2	932,000	0.1
LA	1	700,000	0.1
MA	21	9,884,310	1.6
MD	36	15,612,651	2.5
MI	11	5,611,712	0.9
MN	7	2,951,208	0.5
MO	2	870,919	0.1
MS	1	548,948	0.1
MT	1	490,172	0.1
NC	6	3,094,688	0.5
NH	1	728,000	0.1
NJ	44	25,514,927	4.0
NM	1	364,000	0.1
NV	54	26,866,408	4.3
NY	30	14,569,543	2.3
OH	9	4,938,778	0.8
OR	7	3,478,297	0.6
PA	6	3,341,558	0.5
SC	6	2,874,841	0.5
TN	2	831,463	0.1
TX	17	9,101,411	1.4
UT	3	1,264,365	0.2
VA	57	25,615,115	4.1
VT	1	650,000	0.1
WA	24	10,476,777	1.7
WI	4	1,484,817	0.2
WY	1	649,163	0.1
Total:	1,266	$631,384,560	100.0%

Top 10 Zipcodes	Count	Balance	Percent
89052	10	$5,307,389	0.8%
92127	6	4,276,313	0.7
92078	7	3,332,457	0.5
92677	5	3,180,250	0.5
89135	5	3,087,350	0.5
91381	5	2,970,501	0.5
95020	6	2,889,470	0.5
94547	6	2,774,035	0.4
90265	3	2,773,145	0.4
90254	3	2,649,471	0.4
Other	1,210	598,144,180	94.7
Total:	1,266	$631,384,560	100.0%

Index	Count	Balance	Percent
1 Year CMT	63	$30,040,350	4.8%
1 Year Libor	1,180	590,636,620	93.5
6 Months Libor	23	10,707,590	1.7
Total:	1,266	$631,384,560	100.0%

Margin	Count	Balance	Percent
2.250%	1,135	$568,992,518	90.1%
2.500%	1	335,602	0.1
2.750%	128	61,313,015	9.7
2.875%	1	400,000	0.1
3.125%	1	343,425	0.1
Total:	1,266	$631,384,560	100.0%

Initial Periodic Cap	Count	Balance	Percent
5.000%	1,265	$630,985,291	99.9%
6.000%	1	399,269	0.1
Total:	1,266	$631,384,560	100.0%

Subsequent Periodic Cap	Count	Balance	Percent
1.000%	24	$11,106,859	1.8%
2.000%	1,242	620,277,702	98.2
Total:	1,266	$631,384,560	100.0%

Lifetime Cap	Count	Balance	Percent
5.000%	1,195	$596,706,819	94.5%
6.000%	71	34,677,741	5.5
Total:	1,266	$631,384,560	100.0%

Max Rate	Count	Balance	Percent
8.500% to 8.999%	16	$8,557,087	1.4%
9.000% to 9.499%	96	55,256,432	8.8
9.500% to 9.999%	265	137,891,557	21.8
10.000% to 10.499%	410	200,476,644	31.8
10.500% to 10.999%	379	183,019,188	29.0
11.000% to 11.499%	94	43,339,672	6.9
11.500% to 11.999%	6	2,843,980	0.5
Total:	1,266	$631,384,560	100.0%

Months to Roll	Count	Balance	Percent
37 to 60	1,260	$628,099,168	99.5%
61 to 84	6	3,285,392	0.5
Total:	1,266	$631,384,560	100.0%

Delinquency	Count	Balance	Percent
30 DAYS	2	$798,000	0.1%
CURRENT	1,264	630,586,560	99.9
Total:	1,266	$631,384,560	100.0%

Property Type	Count	Balance	Percent
Single Family	757	$377,064,688	59.7%
Planned Unit Development	381	194,351,992	30.8
Condominium	122	56,427,200	8.9
Two-to-Four Family	6	3,540,680	0.6
Total:	1,266	$631,384,560	100.0%

Occupancy Code	Count	Balance	Percent
Primary Residence	1,200	$597,861,387	94.7%
Second Home	59	30,106,667	4.8
Investment	7	3,416,506	0.5
Total:	1,266	$631,384,560	100.0%

Purpose	Count	Balance	Percent
Purchase	922	$459,161,961	72.7%
Rate Term Refinance	210	108,793,473	17.2
Cash Out Refinance	134	63,429,126	10.0
Total:	1,266	$631,384,560	100.0%

Documentation Type	Count	Balance	Percent
Asset Verification	175	$84,606,189	13.4%
Full Documentation	1,054	529,536,365	83.9
Income Verification	23	10,958,298	1.7
No Documentation	14	6,283,708	1.0
Total:	1,266	$631,384,560	100.0%

Debt-to-Income Ratio	Count	Balance	Percent
Less than or equal to 0.000%	48	$22,361,877	3.5%
0.001% to 10.000%	11	6,124,156	1.0
10.001% to 20.000%	86	46,146,137	7.3
20.001% to 30.000%	226	117,936,522	18.7
30.001% to 40.000%	455	225,009,883	35.6
40.001% to 50.000%	370	178,722,810	28.3
50.001% to 60.000%	69	34,665,488	5.5
100.001% or greater	1	417,686	0.1
Total:	1,266	$631,384,560	100.0%

Prepayment Penalty Flag	Count	Balance	Percent
N	1,257	$627,542,499	99.4%
Y	9	3,842,061	0.6
Total:	1,266	$631,384,560	100.0%

Interest Only	Count	Balance	Percent
Y	860	$431,938,221	68.4%
N	406	199,446,339	31.6
Total:	1,266	$631,384,560	100.0%

Mortgage Insurance	Count	Balance	Percent
OLTV <= 80	1,231	$617,541,469	97.8%
OLTV > 80 and Insured	35	13,843,091	2.2
Total:	1,266	$631,384,560	100.0%

Servicer	Count	Balance	Percent
Countrywide	1,026	$510,355,493	80.8%
National City Mortgage	149	76,829,743	12.2
IndyMac	70	34,278,472	5.4
Wells Fargo	21	9,920,851	1.6
Total:	1,266	$631,384,560	100.0%

Stats
Count: 79
Current Balance: $30,221,730
Average Current Balance: $382,554
Gross Weighted Average Coupon: 4.920%
Net Weighted Average Coupon: 4.670%
Weighted Average Expense Rate: 0.250%
Weighted Average Expense Rate - after Reset: 0.250%
Original Term: 360
Remaining Term: 358
Age: 2
Original Loan-to-Value Ratio: 70.63%
Margin: 2.260%
Net Margin: 2.010%
Initial Periodic Cap: 5.000%
Subsequent Periodic Cap: 2.000%
Lifetime Cap: 5.000%
Maximum Interest Rate: 9.920%
Months to Next Roll: 82
FICO Score: 738
Max Zip Code Percentage: 4.324%
Debt-to-Income Ratio: 32.074%

Product Type	Count	Balance	Percent
7/1 ARM	79	$30,221,730	100.0%
Total:	79	$30,221,730	100.0%

Balance Type	Count	Balance	Percent
Conforming	31	$7,062,827	23.4%
Non - Conforming	48	23,158,903	76.6
Total:	79	$30,221,730	100.0%

Principal Balance	Count	Balance	Percent
$50,000.01 to $200,000.00	9	$1,385,735	4.6%
$200,000.01 to $350,000.00	24	6,370,805	21.1
$350,000.01 to $500,000.00	30	12,428,387	41.1
$500,000.01 to $650,000.00	11	6,094,422	20.2
$650,000.01 to $800,000.00	4	2,948,381	9.8
$950,000.01 to $1,100,000.00	1	994,000	3.3
Total:	79	$30,221,730	100.0%

Current Rate	Count	Balance	Percent
4.000% to 4.249%	1	$138,700	0.5%
4.250% to 4.499%	1	356,508	1.2
4.500% to 4.749%	13	5,666,463	18.7
4.750% to 4.999%	26	10,759,009	35.6
5.000% to 5.249%	21	7,961,742	26.3
5.250% to 5.499%	13	4,371,057	14.5
5.500% to 5.749%	3	844,251	2.8
5.750% to 5.999%	1	124,000	0.4
Total:	79	$30,221,730	100.0%

Age	Count	Balance	Percent
0 to 2	79	$30,221,730	100.0%
Total:	79	$30,221,730	100.0%

Original Loan-To-Value Ratio	Count	Balance	Percent
0.001% to 50.000%	5	$2,100,418	7.0%
50.001% to 60.000%	10	3,891,338	12.9
60.001% to 70.000%	11	5,235,582	17.3
70.001% to 75.000%	8	4,087,261	13.5
75.001% to 80.000%	44	14,687,200	48.6
80.001% to 85.000%	1	219,931	0.7
Total:	79	$30,221,730	100.0%

Current Loan-To-Value Ratio	Count	Balance	Percent
0.001% to 50.000%	5	$2,100,418	7.0%
50.001% to 60.000%	10	3,891,338	12.9
60.001% to 70.000%	11	5,235,582	17.3
70.001% to 75.000%	8	4,087,261	13.5
75.001% to 80.000%	44	14,687,200	48.6
80.001% to 85.000%	1	219,931	0.7
Total:	79	$30,221,730	100.0%

FICO Score	Count	Balance	Percent
600 to 639	1	$219,931	0.7%
640 to 679	9	3,054,754	10.1
680 to 699	7	2,124,399	7.0
700 to 719	3	856,172	2.8
720 to 759	35	14,032,104	46.4
760 to 799	21	9,054,056	30.0
800 to 819	3	880,314	2.9
Total:	79	$30,221,730	100.0%

First Payment Date	Count	Balance	Percent
2004-06-01	61	$22,698,130	75.1%
2004-07-01	18	7,523,601	24.9
Total:	79	$30,221,730	100.0%

States	Count	Balance	Percent
AK	1	$295,920	1.0%
AZ	2	418,917	1.4
CA	6	2,118,608	7.0
CO	1	648,361	2.1
DE	1	212,000	0.7
FL	1	300,250	1.0
GA	9	2,962,968	9.8
IL	6	2,941,364	9.7
KS	2	862,508	2.9
KY	1	379,522	1.3
MD	7	2,443,032	8.1
MI	1	344,576	1.1
MO	1	502,814	1.7
NC	2	763,000	2.5
NJ	1	437,918	1.4
NM	1	407,668	1.3
OH	2	950,333	3.1
PA	1	994,000	3.3
SC	1	138,700	0.5
TX	7	2,590,517	8.6
VA	22	7,971,648	26.4
WA	2	767,009	2.5
WI	1	770,098	2.5
Total:	79	$30,221,730	100.0%

Top 10 Zipcodes	Count	Balance	Percent
60093	2	$1,306,783	4.3%
22314	2	1,050,246	3.5
19355	1	994,000	3.3
20148	2	925,972	3.1
30319	2	888,499	2.9
60657	2	798,584	2.6
53562	1	770,098	2.5
22207	1	708,400	2.3
23451	2	654,692	2.2
80124	1	648,361	2.1
Other	63	21,476,095	71.1
Total:	79	$30,221,730	100.0%

Index	Count	Balance	Percent
1 Year CMT	2	$615,889	2.0%
1 Year Libor	77	29,605,841	98.0
Total:	79	$30,221,730	100.0%

Margin	Count	Balance	Percent
2.250%	77	$29,605,841	98.0%
2.750%	2	615,889	2.0
Total:	79	$30,221,730	100.0%

Initial Periodic Cap	Count	Balance	Percent
5.000%	79	$30,221,730	100.0%
Total:	79	$30,221,730	100.0%

Subsequent Periodic Cap	Count	Balance	Percent
2.000%	79	$30,221,730	100.0%
Total:	79	$30,221,730	100.0%

Lifetime Cap	Count	Balance	Percent
5.000%	79	$30,221,730	100.0%
Total:	79	$30,221,730	100.0%

Max Rate	Count	Balance	Percent
9.000% to 9.499%	2	$495,208	1.6%
9.500% to 9.999%	39	16,425,473	54.3
10.000% to 10.499%	34	12,332,799	40.8
10.500% to 10.999%	4	968,251	3.2
Total:	79	$30,221,730	100.0%

Months to Roll	Count	Balance	Percent
61 to 84	79	$30,221,730	100.0%
Total:	79	$30,221,730	100.0%

Delinquency	Count	Balance	Percent
CURRENT	79	$30,221,730	100.0%
Total:	79	$30,221,730	100.0%

Property Type	Count	Balance	Percent
Single Family	42	$16,672,777	55.2%
Planned Unit Development	28	11,074,154	36.6
Condominium	9	2,474,799	8.2
Total:	79	$30,221,730	100.0%

Occupancy Code	Count	Balance	Percent
Primary Residence	77	$29,458,730	97.5%
Second Home	2	763,000	2.5
Total:	79	$30,221,730	100.0%

Purpose	Count	Balance	Percent
Purchase	39	$14,282,822	47.3%
Rate Term Refinance	25	10,653,714	35.3
Cash Out Refinance	15	5,285,194	17.5
Total:	79	$30,221,730	100.0%

Documentation Type	Count	Balance	Percent
Full Documentation	79	$30,221,730	100.0%
Total:	79	$30,221,730	100.0%

Debt-to-Income Ratio	Count	Balance	Percent
10.001% to 20.000%	4	$1,829,648	6.1%
20.001% to 30.000%	35	12,965,112	42.9
30.001% to 40.000%	22	7,742,776	25.6
40.001% to 50.000%	16	6,921,193	22.9
50.001% to 60.000%	1	500,000	1.7
60.001% to 70.000%	1	263,000	0.9
Total:	79	$30,221,730	100.0%

Prepayment Penalty Flag	Count	Balance	Percent
N	79	$30,221,730	100.0%
Total:	79	$30,221,730	100.0%

Interest Only	Count	Balance	Percent
N	38	$15,676,703	51.9%
Y	41	14,545,027	48.1
Total:	79	$30,221,730	100.0%

Mortgage Insurance	Count	Balance	Percent
OLTV <= 80	78	$30,001,799	99.3%
OLTV > 80 and Insured	1	219,931	0.7
Total:	79	$30,221,730	100.0%

Servicer	Count	Balance	Percent
National City Mortgage	79	$30,221,730	100.0%
Total:	79	$30,221,730	100.0%

Stats
Count: 32
Current Balance: $13,001,207
Average Current Balance: $406,288
Gross Weighted Average Coupon: 5.181%
Net Weighted Average Coupon: 4.931%
Weighted Average Expense Rate: 0.250%
Weighted Average Expense Rate - after Reset: 0.250%
Original Term: 360
Remaining Term: 358
Age: 2
Original Loan-to-Value Ratio: 65.49%
Margin: 2.250%
Net Margin: 2.000%
Initial Periodic Cap: 5.000%
Subsequent Periodic Cap: 2.000%
Lifetime Cap: 5.000%
Maximum Interest Rate: 10.181%
Months to Next Roll: 118
FICO Score: 742
Max Zip Code Percentage: 7.692%
Debt-to-Income Ratio: 27.715%

Product Type	Count	Balance	Percent
10/1 ARM	32	$13,001,207	100.0%
Total:	32	$13,001,207	100.0%

Balance Type	Count	Balance	Percent
Conforming	13	$3,005,638	23.1%
Non - Conforming	19	9,995,569	76.9
Total:	32	$13,001,207	100.0%

Principal Balance	Count	Balance	Percent
$50,000.01 to $200,000.00	5	$901,960	6.9%
$200,000.01 to $350,000.00	9	2,447,678	18.8
$350,000.01 to $500,000.00	11	4,488,852	34.5
$500,000.01 to $650,000.00	4	2,496,232	19.2
$650,000.01 to $800,000.00	1	749,490	5.8
$800,000.01 to $950,000.00	1	916,995	7.1
$950,000.01 to $1,100,000.00	1	1,000,000	7.7
Total:	32	$13,001,207	100.0%

Current Rate	Count	Balance	Percent
4.500% to 4.749%	1	$415,500	3.2%
4.750% to 4.999%	8	3,026,839	23.3
5.000% to 5.249%	7	3,609,593	27.8
5.250% to 5.499%	7	2,431,007	18.7
5.500% to 5.749%	6	2,662,640	20.5
5.750% to 5.999%	3	855,629	6.6
Total:	32	$13,001,207	100.0%

Age	Count	Balance	Percent
0 to 2	32	$13,001,207	100.0%
Total:	32	$13,001,207	100.0%

Original Loan-To-Value Ratio	Count	Balance	Percent
0.001% to 50.000%	4	$1,689,053	13.0%
50.001% to 60.000%	5	2,720,090	20.9
60.001% to 70.000%	10	3,820,039	29.4
70.001% to 75.000%	1	916,995	7.1
75.001% to 80.000%	12	3,855,029	29.7
Total:	32	$13,001,207	100.0%

Current Loan-To-Value Ratio	Count	Balance	Percent
0.001% to 50.000%	4	$1,689,053	13.0%
50.001% to 60.000%	5	2,720,090	20.9
60.001% to 70.000%	10	3,820,039	29.4
70.001% to 75.000%	1	916,995	7.1
75.001% to 80.000%	12	3,855,029	29.7
Total:	32	$13,001,207	100.0%

FICO Score	Count	Balance	Percent
640 to 679	1	$916,995	7.1%
680 to 699	3	1,148,539	8.8
700 to 719	5	2,105,555	16.2
720 to 759	11	3,385,872	26.0
760 to 799	12	5,444,246	41.9
Total:	32	$13,001,207	100.0%

First Payment Date	Count	Balance	Percent
2004-06-01	25	$9,489,285	73.0%
2004-07-01	7	3,511,922	27.0
Total:	32	$13,001,207	100.0%

States	Count	Balance	Percent
CA	7	$3,183,187	24.5%
CO	1	415,500	3.2
CT	1	250,000	1.9
DC	1	366,569	2.8
FL	1	344,000	2.6
GA	1	192,000	1.5
IL	1	460,000	3.5
IN	1	414,023	3.2
MD	2	1,299,631	10.0
MI	3	739,629	5.7
NC	1	352,000	2.7
NJ	1	612,246	4.7
NV	1	244,000	1.9
TX	3	1,640,278	12.6
VA	7	2,488,142	19.1
Total:	32	$13,001,207	100.0%

Top 10 Zipcodes	Count	Balance	Percent
20815	1	$1,000,000	7.7%
75205	1	916,995	7.1
92649	1	749,490	5.8
22066	1	649,986	5.0
20124	1	644,000	5.0
07423	1	612,246	4.7
92651	1	590,000	4.5
75225	1	498,850	3.8
60076	1	460,000	3.5
92694	1	435,000	3.3
Other	22	6,444,640	49.6
Total:	32	$13,001,207	100.0%

Index	Count	Balance	Percent
1 Year Libor	32	$13,001,207	100.0%
Total:	32	$13,001,207	100.0%

Margin	Count	Balance	Percent
2.250%	32	$13,001,207	100.0%
Total:	32	$13,001,207	100.0%

Initial Periodic Cap	Count	Balance	Percent
5.000%	32	$13,001,207	100.0%
Total:	32	$13,001,207	100.0%

Subsequent Periodic Cap	Count	Balance	Percent
2.000%	32	$13,001,207	100.0%
Total:	32	$13,001,207	100.0%

Lifetime Cap	Count	Balance	Percent
5.000%	32	$13,001,207	100.0%
Total:	32	$13,001,207	100.0%

Max Rate	Count	Balance	Percent
9.500% to 9.999%	9	$3,442,339	26.5%
10.000% to 10.499%	14	6,040,599	46.5
10.500% to 10.999%	9	3,518,269	27.1
Total:	32	$13,001,207	100.0%

Months to Roll	Count	Balance	Percent
85 to 120	32	$13,001,207	100.0%
Total:	32	$13,001,207	100.0%

Delinquency	Count	Balance	Percent
CURRENT	32	$13,001,207	100.0%
Total:	32	$13,001,207	100.0%

Property Type	Count	Balance	Percent
Single Family	21	$8,545,629	65.7%
Planned Unit Development	9	3,604,908	27.7
Condominium	2	850,669	6.5
Total:	32	$13,001,207	100.0%

Occupancy Code	Count	Balance	Percent
Primary Residence	29	$11,889,537	91.4%
Second Home	3	1,111,669	8.6
Total:	32	$13,001,207	100.0%

Purpose	Count	Balance	Percent
Purchase	11	$5,208,684	40.1%
Rate Term Refinance	10	4,893,279	37.6
Cash Out Refinance	11	2,899,244	22.3
Total:	32	$13,001,207	100.0%

Documentation Type	Count	Balance	Percent
Full Documentation	32	$13,001,207	100.0%
Total:	32	$13,001,207	100.0%

Debt-to-Income Ratio	Count	Balance	Percent
10.001% to 20.000%	10	$4,437,606	34.1%
20.001% to 30.000%	7	3,145,854	24.2
30.001% to 40.000%	12	4,425,708	34.0
40.001% to 50.000%	3	992,039	7.6
Total:	32	$13,001,207	100.0%

Prepayment Penalty Flag	Count	Balance	Percent
N	32	$13,001,207	100.0%
Total:	32	$13,001,207	100.0%

Interest Only	Count	Balance	Percent
Y	23	$9,408,545	72.4%
N	9	3,592,662	27.6
Total:	32	$13,001,207	100.0%

Mortgage Insurance	Count	Balance	Percent
OLTV <= 80	32	$13,001,207	100.0%
Total:	32	$13,001,207	100.0%

Servicer	Count	Balance	Percent
National City Mortgage	32	$13,001,207	100.0%
Total:	32	$13,001,207	100.0%

Stats
Count: 494
Current Balance: $111,726,936
Average Current Balance: $226,168
Gross Weighted Average Coupon: 4.526%
Net Weighted Average Coupon: 4.267%
Weighted Average Expense Rate: 0.259%
Weighted Average Expense Rate - after Reset: 0.259%
Original Term: 360
Remaining Term: 359
Age: 1
Original Loan-to-Value Ratio: 72.97%
Margin: 2.298%
Net Margin: 2.039%
Initial Periodic Cap: 2.071%
Subsequent Periodic Cap: 1.968%
Lifetime Cap: 6.000%
Maximum Interest Rate: 10.732%
Months to Next Roll: 34
FICO Score: 734
Max Zip Code Percentage: 0.885%
Debt-to-Income Ratio: 33.724%

Product Type	Count	Balance	Percent
3/1 ARM	480	$108,204,044	96.8%
3/6 ARM	14	3,522,891	3.2
Total:	494	$111,726,936	100.0%

Balance Type	Count	Balance	Percent
Conforming	494	$111,726,936	100.0%
Total:	494	$111,726,936	100.0%

Principal Balance	Count	Balance	Percent
$50,000.01 to $200,000.00	185	$28,462,415	25.5%
$200,000.01 to $350,000.00	302	79,923,537	71.5
$350,000.01 to $500,000.00	5	2,198,384	2.0
$500,000.01 to $650,000.00	2	1,142,600	1.0
Total:	494	$111,726,936	100.0%

Current Rate	Count	Balance	Percent
3.000% to 3.249%	2	$519,000	0.5%
3.250% to 3.499%	4	808,920	0.7
3.500% to 3.749%	13	2,990,005	2.7
3.750% to 3.999%	35	7,898,732	7.1
4.000% to 4.249%	44	9,643,234	8.6
4.250% to 4.499%	76	17,515,875	15.7
4.500% to 4.749%	128	28,556,005	25.6
4.750% to 4.999%	121	27,220,512	24.4
5.000% to 5.249%	53	12,080,549	10.8
5.250% to 5.499%	12	3,064,277	2.7
5.500% to 5.749%	5	1,293,965	1.2
5.750% to 5.999%	1	135,861	0.1
Total:	494	$111,726,936	100.0%

Age	Count	Balance	Percent
0 to 2	488	$110,526,665	98.9%
3 to 5	4	834,245	0.7
6 to 8	2	366,026	0.3
Total:	494	$111,726,936	100.0%

Original Loan-To-Value Ratio	Count	Balance	Percent
0.001% to 50.000%	37	$7,913,001	7.1%
50.001% to 60.000%	37	8,086,058	7.2
60.001% to 70.000%	85	20,320,305	18.2
70.001% to 75.000%	46	11,209,702	10.0
75.001% to 80.000%	234	53,550,540	47.9
80.001% to 85.000%	11	2,283,111	2.0
85.001% to 90.000%	25	4,535,283	4.1
90.001% to 95.000%	19	3,828,937	3.4
Total:	494	$111,726,936	100.0%

Current Loan-To-Value Ratio	Count	Balance	Percent
0.001% to 50.000%	37	$7,913,001	7.1%
50.001% to 60.000%	37	8,086,058	7.2
60.001% to 70.000%	86	20,586,705	18.4
70.001% to 75.000%	46	11,209,702	10.0
75.001% to 80.000%	233	53,284,140	47.7
80.001% to 85.000%	12	2,455,011	2.2
85.001% to 90.000%	24	4,363,383	3.9
90.001% to 95.000%	19	3,828,937	3.4
Total:	494	$111,726,936	100.0%

FICO Score	Count	Balance	Percent
600 to 639	2	$563,965	0.5%
640 to 679	28	6,826,851	6.1
680 to 699	77	17,957,717	16.1
700 to 719	65	15,304,318	13.7
720 to 759	178	39,100,936	35.0
760 to 799	137	30,668,119	27.4
800 to 819	7	1,305,030	1.2
Total:	494	$111,726,936	100.0%

First Payment Date	Count	Balance	Percent
2003-12-01	1	$270,026	0.2%
2004-02-01	1	96,000	0.1
2004-04-01	1	127,000	0.1
2004-05-01	3	707,245	0.6
2004-06-01	134	30,465,526	27.3
2004-07-01	318	71,975,207	64.4
2004-08-01	36	8,085,932	7.2
Total:	494	$111,726,936	100.0%

States	Count	Balance	Percent
AZ	37	$7,509,343	6.7%
CA	163	41,226,516	36.9
CO	17	3,790,288	3.4
CT	3	465,503	0.4
DC	3	852,894	0.8
FL	25	5,225,002	4.7
GA	29	6,407,209	5.7
HI	8	2,806,658	2.5
IL	14	3,157,481	2.8
IN	3	543,303	0.5
KS	1	315,000	0.3
KY	1	123,447	0.1
MA	5	1,113,505	1.0
MD	32	7,698,698	6.9
MI	7	1,320,400	1.2
MN	3	560,975	0.5
MO	2	254,802	0.2
NC	5	975,220	0.9
NH	1	200,600	0.2
NJ	3	702,312	0.6
NM	4	839,900	0.8
NV	24	4,745,792	4.2
NY	3	661,610	0.6
OH	5	801,696	0.7
OR	7	1,501,297	1.3
PA	6	1,154,945	1.0
RI	1	110,000	0.1
SC	3	337,905	0.3
SD	1	244,000	0.2
TN	1	266,558	0.2
TX	13	2,688,177	2.4
UT	5	902,196	0.8
VA	38	8,347,418	7.5
WA	17	3,232,551	2.9
WI	2	445,234	0.4
WV	1	120,300	0.1
WY	1	78,200	0.1
Total:	494	$111,726,936	100.0%

Top 10 Zipcodes	Count	Balance	Percent
85310	4	$989,324	0.9%
92592	4	850,000	0.8
20136	3	780,939	0.7
95376	3	753,293	0.7
21701	3	745,900	0.7
89436	3	694,841	0.6
95843	3	676,613	0.6
96753	3	664,880	0.6
90019	1	641,600	0.6
95121	2	639,300	0.6
Other	465	104,290,245	93.3
Total:	494	$111,726,936	100.0%

Index	Count	Balance	Percent
1 Year CMT	33	$7,161,974	6.4%
1 Year Libor	447	101,042,070	90.4
6 Months Libor	14	3,522,891	3.2
Total:	494	$111,726,936	100.0%

Margin	Count	Balance	Percent
2.250%	447	$101,042,070	90.4%
2.750%	47	10,684,866	9.6
Total:	494	$111,726,936	100.0%

Initial Periodic Cap	Count	Balance	Percent
2.000%	460	$103,748,197	92.9%
3.000%	34	7,978,739	7.1
Total:	494	$111,726,936	100.0%

Subsequent Periodic Cap	Count	Balance	Percent
1.000%	14	$3,522,891	3.2%
2.000%	480	108,204,044	96.8
Total:	494	$111,726,936	100.0%

Lifetime Cap	Count	Balance	Percent
6.000%	494	$111,726,936	100.0%
Total:	494	$111,726,936	100.0%

Max Rate	Count	Balance	Percent
8.000% to 8.499%	2	$519,000	0.5%
8.500% to 8.999%	2	395,000	0.4
9.000% to 9.499%	14	3,171,927	2.8
9.500% to 9.999%	36	8,130,730	7.3
10.000% to 10.499%	76	17,212,877	15.4
10.500% to 10.999%	188	41,753,829	37.4
11.000% to 11.499%	108	24,514,359	21.9
11.500% to 11.999%	42	10,039,859	9.0
12.000% to 12.499%	17	3,754,196	3.4
12.500% to 12.999%	5	1,450,312	1.3
13.000% to 13.499%	3	648,983	0.6
13.500% to 13.999%	1	135,861	0.1
Total:	494	$111,726,936	100.0%

Months to Roll	Count	Balance	Percent
7 to 36	494	$111,726,936	100.0%
Total:	494	$111,726,936	100.0%

Delinquency	Count	Balance	Percent
CURRENT	494	$111,726,936	100.0%
Total:	494	$111,726,936	100.0%

Property Type	Count	Balance	Percent
Single Family	257	$57,767,437	51.7%
Planned Unit Development	158	36,671,569	32.8
Condominium	73	15,178,387	13.6
Two-to-Four Family	6	2,109,543	1.9
Total:	494	$111,726,936	100.0%

Occupancy Code	Count	Balance	Percent
Primary Residence	459	$104,476,227	93.5%
Second Home	35	7,250,708	6.5
Total:	494	$111,726,936	100.0%

Purpose	Count	Balance	Percent
Purchase	200	$45,296,192	40.5%
Rate Term Refinance	178	40,308,886	36.1
Cash Out Refinance	116	26,121,858	23.4
Total:	494	$111,726,936	100.0%

Documentation Type	Count	Balance	Percent
Asset Verification	31	$6,914,130	6.2%
Full Documentation	454	102,853,722	92.1
Income Verification	9	1,959,083	1.8
Total:	494	$111,726,936	100.0%

Debt-to-Income Ratio	Count	Balance	Percent
Less than or equal to 0.000%	1	$134,092	0.1%
0.001% to 10.000%	3	915,229	0.8
10.001% to 20.000%	30	6,628,389	5.9
20.001% to 30.000%	137	31,368,336	28.1
30.001% to 40.000%	232	52,709,644	47.2
40.001% to 50.000%	88	19,244,476	17.2
50.001% to 60.000%	2	406,770	0.4
100.001% or greater	1	320,000	0.3
Total:	494	$111,726,936	100.0%

Prepayment Penalty Flag	Count	Balance	Percent
N	494	$111,726,936	100.0%
Total:	494	$111,726,936	100.0%

Interest Only	Count	Balance	Percent
Y	419	$95,579,899	85.5%
N	75	16,147,036	14.5
Total:	494	$111,726,936	100.0%

Mortgage Insurance	Count	Balance	Percent
OLTV <= 80	439	$101,079,605	90.5%
OLTV > 80 and Insured	55	10,647,330	9.5
Total:	494	$111,726,936	100.0%

Servicer	Count	Balance	Percent
National City Mortgage	460	$103,748,197	92.9%
IndyMac	34	7,978,739	7.1
Total:	494	$111,726,936	100.0%

Stats
Count: 213
Current Balance: $47,756,064
Average Current Balance: $224,207
Gross Weighted Average Coupon: 4.768%
Net Weighted Average Coupon: 4.489%
Weighted Average Expense Rate: 0.278%
Weighted Average Expense Rate - after Reset: 0.278%
Original Term: 360
Remaining Term: 358
Age: 2
Original Loan-to-Value Ratio: 73.01%
Margin: 2.437%
Net Margin: 2.158%
Initial Periodic Cap: 5.000%
Subsequent Periodic Cap: 1.933%
Lifetime Cap: 5.227%
Maximum Interest Rate: 9.994%
Months to Next Roll: 58
FICO Score: 741
Max Zip Code Percentage: 1.323%
Debt-to-Income Ratio: 27.690%

Product Type	Count	Balance	Percent
5/1 ARM	200	$44,578,310	93.3%
5/6 ARM	13	3,177,754	6.7
Total:	213	$47,756,064	100.0%

Balance Type	Count	Balance	Percent
Conforming	213	$47,756,064	100.0%
Total:	213	$47,756,064	100.0%

Principal Balance	Count	Balance	Percent
$50,000.01 to $200,000.00	86	$12,998,676	27.2%
$200,000.01 to $350,000.00	127	34,757,389	72.8
Total:	213	$47,756,064	100.0%

Current Rate	Count	Balance	Percent
3.750% to 3.999%	3	$668,545	1.4%
4.000% to 4.249%	13	3,234,878	6.8
4.250% to 4.499%	25	5,489,249	11.5
4.500% to 4.749%	35	8,634,647	18.1
4.750% to 4.999%	67	15,026,695	31.5
5.000% to 5.249%	36	7,422,547	15.5
5.250% to 5.499%	22	4,920,911	10.3
5.500% to 5.749%	6	1,239,725	2.6
5.750% to 5.999%	6	1,118,867	2.3
Total:	213	$47,756,064	100.0%

Age	Count	Balance	Percent
0 to 2	198	$44,986,869	94.2%
3 to 5	14	2,610,850	5.5
6 to 8	1	158,346	0.3
Total:	213	$47,756,064	100.0%

Original Loan-To-Value Ratio	Count	Balance	Percent
0.001% to 50.000%	20	$4,325,847	9.1%
50.001% to 60.000%	13	3,164,523	6.6
60.001% to 70.000%	23	5,472,045	11.5
70.001% to 75.000%	18	4,295,199	9.0
75.001% to 80.000%	121	27,141,074	56.8
85.001% to 90.000%	6	1,015,669	2.1
90.001% to 95.000%	12	2,341,708	4.9
Total:	213	$47,756,064	100.0%

Current Loan-To-Value Ratio	Count	Balance	Percent
0.001% to 50.000%	20	$4,325,847	9.1%
50.001% to 60.000%	13	3,164,523	6.6
60.001% to 70.000%	24	5,625,032	11.8
70.001% to 75.000%	17	4,142,212	8.7
75.001% to 80.000%	121	27,141,074	56.8
85.001% to 90.000%	6	1,015,669	2.1
90.001% to 95.000%	12	2,341,708	4.9
Total:	213	$47,756,064	100.0%

FICO Score	Count	Balance	Percent
640 to 679	9	$1,803,617	3.8%
680 to 699	25	5,489,758	11.5
700 to 719	27	6,428,645	13.5
720 to 759	76	16,946,004	35.5
760 to 799	69	15,588,280	32.6
800 to 819	7	1,499,760	3.1
Total:	213	$47,756,064	100.0%

First Payment Date	Count	Balance	Percent
2003-12-01	1	$158,346	0.3%
2004-03-01	3	464,694	1.0
2004-04-01	4	643,723	1.3
2004-05-01	7	1,502,432	3.1
2004-06-01	140	31,712,830	66.4
2004-07-01	58	13,274,038	27.8
Total:	213	$47,756,064	100.0%

States	Count	Balance	Percent
AZ	15	$2,685,104	5.6%
CA	52	13,551,903	28.4
CO	3	678,136	1.4
CT	2	472,330	1.0
DC	2	547,405	1.1
DE	4	716,280	1.5
FL	13	2,475,110	5.2
GA	14	2,922,797	6.1
HI	2	550,000	1.2
IL	5	1,118,115	2.3
KY	1	286,955	0.6
LA	1	195,434	0.4
MA	2	564,306	1.2
MD	15	3,906,506	8.2
MI	1	240,000	0.5
MN	3	426,334	0.9
MO	1	303,990	0.6
NC	4	932,267	2.0
NJ	4	779,890	1.6
NV	11	2,491,410	5.2
NY	2	544,443	1.1
OH	5	770,985	1.6
PA	1	333,000	0.7
RI	1	184,000	0.4
SC	7	1,247,744	2.6
TN	2	398,850	0.8
TX	10	1,800,292	3.8
UT	3	802,744	1.7
VA	22	5,029,706	10.5
WA	4	588,060	1.2
WV	1	211,970	0.4
Total:	213	$47,756,064	100.0%

Top 10 Zipcodes	Count	Balance	Percent
20147	3	$631,947	1.3%
94561	2	631,049	1.3
91387	2	621,700	1.3
89131	2	570,320	1.2
84060	2	565,944	1.2
20120	2	556,825	1.2
22192	2	463,807	1.0
85255	2	381,459	0.8
92108	2	370,515	0.8
96740	1	350,000	0.7
Other	193	42,612,499	89.2
Total:	213	$47,756,064	100.0%

Index	Count	Balance	Percent
1 Year CMT	69	$14,426,560	30.2%
1 Year Libor	131	30,151,750	63.1
6 Months Libor	13	3,177,754	6.7
Total:	213	$47,756,064	100.0%

Margin	Count	Balance	Percent
2.250%	129	$29,930,797	62.7%
2.750%	84	17,825,267	37.3
Total:	213	$47,756,064	100.0%

Initial Periodic Cap	Count	Balance	Percent
5.000%	213	$47,756,064	100.0%
Total:	213	$47,756,064	100.0%

Subsequent Periodic Cap	Count	Balance	Percent
1.000%	13	$3,177,754	6.7%
2.000%	200	44,578,310	93.3
Total:	213	$47,756,064	100.0%

Lifetime Cap	Count	Balance	Percent
5.000%	164	$36,932,079	77.3%
6.000%	49	10,823,985	22.7
Total:	213	$47,756,064	100.0%

Max Rate	Count	Balance	Percent
8.500% to 8.999%	2	$432,816	0.9%
9.000% to 9.499%	33	7,613,422	15.9
9.500% to 9.999%	77	17,943,148	37.6
10.000% to 10.499%	49	10,319,853	21.6
10.500% to 10.999%	35	7,923,198	16.6
11.000% to 11.499%	14	3,134,311	6.6
11.500% to 11.999%	3	389,317	0.8
Total:	213	$47,756,064	100.0%

Months to Roll	Count	Balance	Percent
37 to 60	213	$47,756,064	100.0%
Total:	213	$47,756,064	100.0%

Delinquency	Count	Balance	Percent
CURRENT	213	$47,756,064	100.0%
Total:	213	$47,756,064	100.0%

Property Type	Count	Balance	Percent
Single Family	115	$24,847,069	52.0%
Planned Unit Development	54	13,245,803	27.7
Condominium	44	9,663,193	20.2
Total:	213	$47,756,064	100.0%

Occupancy Code	Count	Balance	Percent
Primary Residence	188	$43,107,919	90.3%
Second Home	22	4,247,607	8.9
Investment	3	400,539	0.8
Total:	213	$47,756,064	100.0%

Purpose	Count	Balance	Percent
Purchase	141	$30,918,995	64.7%
Rate Term Refinance	45	10,461,214	21.9
Cash Out Refinance	27	6,375,856	13.4
Total:	213	$47,756,064	100.0%

Documentation Type	Count	Balance	Percent
Asset Verification	6	$1,056,051	2.2%
Full Documentation	179	40,303,786	84.4
Income Verification	28	6,396,227	13.4
Total:	213	$47,756,064	100.0%

Debt-to-Income Ratio	Count	Balance	Percent
Less than or equal to 0.000%	36	$7,090,599	14.8%
0.001% to 10.000%	1	260,000	0.5
10.001% to 20.000%	22	4,641,945	9.7
20.001% to 30.000%	33	7,531,639	15.8
30.001% to 40.000%	85	19,551,051	40.9
40.001% to 50.000%	36	8,680,831	18.2
Total:	213	$47,756,064	100.0%

Prepayment Penalty Flag	Count	Balance	Percent
N	212	$47,622,164	99.7%
Y	1	133,900	0.3
Total:	213	$47,756,064	100.0%

Interest Only	Count	Balance	Percent
Y	175	$40,103,019	84.0%
N	38	7,653,045	16.0
Total:	213	$47,756,064	100.0%

Mortgage Insurance	Count	Balance	Percent
OLTV <= 80	195	$44,398,687	93.0%
OLTV > 80 and Insured	18	3,357,377	7.0
Total:	213	$47,756,064	100.0%

Servicer	Count	Balance	Percent
National City Mortgage	129	$29,930,797	62.7%
IndyMac	49	10,823,985	22.7
Wells Fargo	35	7,001,282	14.7
Total:	213	$47,756,064	100.0%

IN ACCORDANCE WITH RULE 311 (h) OF REGULATION S-T, THESE COMPUTATIONAL MATERIALS ARE BEING FILED IN PAPER.

COMPUTATIONAL MATERIALS

for

GS MORTGAGE SECURITIES CORP.

GSR Mortgage-Backed Certificates 2004-11, Series 2004-11

115128 GSR 2004-11
Form SE

Single Security Calculator

Security ID: GSR 0411 1A1

Deal	GSR 0411B	Curr Bal	431,552,000
Description	WAC Bond,Senior	Effv Band	N/A
Coupon	4.484%	Factor	1.00000000

Collateral	Collat Cpn	WAC	WAM	WALA	Vintage	As Of
WL	4.48	4.735	358	2	2004	8/04

Settle=08/27/04

	10 CPB	15 CPB	20 CPB	25 CPB	30 CPB
Price	100-30+	100-30+	100-30+	100-30+	100-30+
Lib Intrp Sprd	72.2	76.4	79.8	84.2	89.0
Yield	3.973	3.930	3.882	3.828	3.769
Avg Life	2.428	2.247	2.075	1.911	1.756
PmtWin	09/04-06/07	09/04-06/07	09/04-06/07	09/04-06/07	09/04-06/07

Market Levels	Pricing Date	1mo	3mo	6mo	1yr	2yr	5yr	10yr	30yr
US Treasury	08/02/04		1.425	1.730	2.068	2.677	3.689	4.473	5.205
	R/T (3:54 PM)		1.486	1.764	1.770	2.653	3.653	4.429	5.171
LIBOR/Swap	08/02/04	1.504	1.700	1.980	2.350	3.049	4.154	4.941	5.558

Note: All calculations except R/T Intrp Spread and R/T Sprd/Bnch are based on 08/02/04 close market levels.

Stats
Count: 494
Current Balance: $111,726,936
Average Current Balance: $226,168
Gross Weighted Average Coupon: 4.526%
Net Weighted Average Coupon: 4.267%
Weighted Average Expense Rate: 0.259%
Weighted Average Expense Rate - after Reset: 0.259%
Original Term: 360
Remaining Term: 359
Age: 1
Original Loan-to-Value Ratio: 72.97%
Margin: 2.298%
Net Margin: 2.039%
Initial Periodic Cap: 2.071%
Subsequent Periodic Cap: 1.968%
Lifetime Cap: 6.000%
Maximum Interest Rate: 10.732%
Months to Next Roll: 34
FICO Score: 734
Max Zip Code Percentage: 0.885%

Product Type	Count	Balance	Percent
3/1 ARM	480	$108,204,044	96.8%
3/6 ARM	14	3,522,891	3.2
Total:	494	$111,726,936	100.0%

Balance Type	Count	Balance	Percent
Conforming	494	$111,726,936	100.0%
Total:	494	$111,726,936	100.0%

Principal Balance	Count	Balance	Percent
$50,000.01 to $200,000.00	185	$28,462,415	25.5%
$200,000.01 to $350,000.00	302	79,923,537	71.5
$350,000.01 to $500,000.00	5	2,198,384	2.0
$500,000.01 to $650,000.00	2	1,142,600	1.0
Total:	494	$111,726,936	100.0%

Current Rate	Count	Balance	Percent
3.000% to 3.249%	2	$519,000	0.5%
3.250% to 3.499%	4	808,920	0.7
3.500% to 3.749%	13	2,990,005	2.7
3.750% to 3.999%	35	7,898,732	7.1
4.000% to 4.249%	44	9,643,234	8.6
4.250% to 4.499%	76	17,515,875	15.7
4.500% to 4.749%	128	28,556,005	25.6
4.750% to 4.999%	121	27,220,512	24.4
5.000% to 5.249%	53	12,080,549	10.8
5.250% to 5.499%	12	3,064,277	2.7
5.500% to 5.749%	5	1,293,965	1.2
5.750% to 5.999%	1	135,861	0.1
Total:	494	$111,726,936	100.0%

Age	Count	Balance	Percent
0 to 2	488	$110,526,665	98.9%
3 to 5	4	834,245	0.7
6 to 8	2	366,026	0.3
Total:	494	$111,726,936	100.0%

Original Loan-To-Value Ratio	Count	Balance	Percent
0.001% to 50.000%	37	$7,913,001	7.1%
50.001% to 60.000%	37	8,086,058	7.2
60.001% to 70.000%	85	20,320,305	18.2
70.001% to 75.000%	46	11,209,702	10.0
75.001% to 80.000%	234	53,550,540	47.9
80.001% to 85.000%	11	2,283,111	2.0
85.001% to 90.000%	25	4,535,283	4.1
90.001% to 95.000%	19	3,828,937	3.4
Total:	494	$111,726,936	100.0%

Current Loan-To-Value Ratio	Count	Balance	Percent
0.001% to 50.000%	37	$7,913,001	7.1%
50.001% to 60.000%	37	8,086,058	7.2
60.001% to 70.000%	86	20,586,705	18.4
70.001% to 75.000%	46	11,209,702	10.0
75.001% to 80.000%	233	53,284,140	47.7
80.001% to 85.000%	12	2,455,011	2.2
85.001% to 90.000%	24	4,363,383	3.9
90.001% to 95.000%	19	3,828,937	3.4
Total:	494	$111,726,936	100.0%

FICO Score	Count	Balance	Percent
600 to 639	2	$563,965	0.5%
640 to 679	28	6,826,851	6.1
680 to 699	77	17,957,717	16.1
700 to 719	65	15,304,318	13.7
720 to 759	178	39,100,936	35.0
760 to 799	137	30,668,119	27.4
800 to 819	7	1,305,030	1.2
Total:	494	$111,726,936	100.0%

First Payment Date	Count	Balance	Percent
2003-12-01	1	$270,026	0.2%
2004-02-01	1	96,000	0.1
2004-04-01	1	127,000	0.1
2004-05-01	3	707,245	0.6
2004-06-01	134	30,465,526	27.3
2004-07-01	318	71,975,207	64.4
2004-08-01	36	8,085,932	7.2
Total:	494	$111,726,936	100.0%

States	Count	Balance	Percent
AZ	37	$7,509,343	6.7%
CA	163	41,226,516	36.9
CO	17	3,790,288	3.4
CT	3	465,503	0.4
DC	3	852,894	0.8
FL	25	5,225,002	4.7
GA	29	6,407,209	5.7
HI	8	2,806,658	2.5
IL	14	3,157,481	2.8
IN	3	543,303	0.5
KS	1	315,000	0.3
KY	1	123,447	0.1
MA	5	1,113,505	1.0
MD	32	7,698,698	6.9
MI	7	1,320,400	1.2
MN	3	560,975	0.5
MO	2	254,802	0.2
NC	5	975,220	0.9
NH	1	200,600	0.2
NJ	3	702,312	0.6
NM	4	839,900	0.8
NV	24	4,745,792	4.2
NY	3	661,610	0.6
OH	5	801,696	0.7
OR	7	1,501,297	1.3
PA	6	1,154,945	1.0
RI	1	110,000	0.1
SC	3	337,905	0.3
SD	1	244,000	0.2
TN	1	266,558	0.2
TX	13	2,688,177	2.4
UT	5	902,196	0.8
VA	38	8,347,418	7.5
WA	17	3,232,551	2.9
WI	2	445,234	0.4
WV	1	120,300	0.1
WY	1	78,200	0.1
Total:	494	$111,726,936	100.0%

Top 10 Zipcodes	Count	Balance	Percent
85310	4	$989,324	0.9%
92592	4	850,000	0.8
20136	3	780,939	0.7
95376	3	753,293	0.7
21701	3	745,900	0.7
89436	3	694,841	0.6
95843	3	676,613	0.6
96753	3	664,880	0.6
90019	1	641,600	0.6
95121	2	639,300	0.6
Other	465	104,290,245	93.3
Total:	494	$111,726,936	100.0%

Index	Count	Balance	Percent
1 Year CMT	33	$7,161,974	6.4%
1 Year Libor	447	101,042,070	90.4
6 Months Libor	14	3,522,891	3.2
Total:	494	$111,726,936	100.0%

Margin	Count	Balance	Percent
2.250%	447	$101,042,070	90.4%
2.750%	47	10,684,866	9.6
Total:	494	$111,726,936	100.0%

Initial Periodic Cap	Count	Balance	Percent
2.000%	460	$103,748,197	92.9%
3.000%	34	7,978,739	7.1
Total:	494	$111,726,936	100.0%

Subsequent Periodic Cap	Count	Balance	Percent
1.000%	14	$3,522,891	3.2%
2.000%	480	108,204,044	96.8
Total:	494	$111,726,936	100.0%

Lifetime Cap	Count	Balance	Percent
6.000%	494	$111,726,936	100.0%
Total:	494	$111,726,936	100.0%

Max Rate	Count	Balance	Percent
8.000% to 8.499%	2	$519,000	0.5%
8.500% to 8.999%	2	395,000	0.4
9.000% to 9.499%	14	3,171,927	2.8
9.500% to 9.999%	36	8,130,730	7.3
10.000% to 10.499%	76	17,212,877	15.4
10.500% to 10.999%	188	41,753,829	37.4
11.000% to 11.499%	108	24,514,359	21.9
11.500% to 11.999%	42	10,039,859	9.0
12.000% to 12.499%	17	3,754,196	3.4
12.500% to 12.999%	5	1,450,312	1.3
13.000% to 13.499%	3	648,983	0.6
13.500% to 13.999%	1	135,861	0.1
Total:	494	$111,726,936	100.0%

Months to Roll	Count	Balance	Percent
7 to 36	494	$111,726,936	100.0%
Total:	494	$111,726,936	100.0%

Delinquency	Count	Balance	Percent
CURRENT	494	$111,726,936	100.0%
Total:	494	$111,726,936	100.0%

Property Type	Count	Balance	Percent
Single Family	257	$57,767,437	51.7%
Planned Unit Development	158	36,671,569	32.8
Condominium	73	15,178,387	13.6
Two-to-Four Family	6	2,109,543	1.9
Total:	494	$111,726,936	100.0%

Occupancy Code	Count	Balance	Percent
Primary Residence	459	$104,476,227	93.5%
Second Home	35	7,250,708	6.5
Total:	494	$111,726,936	100.0%

Purpose	Count	Balance	Percent
Purchase	200	$45,296,192	40.5%
Rate Term Refinance	178	40,308,886	36.1
Cash Out Refinance	116	26,121,858	23.4
Total:	494	$111,726,936	100.0%

Documentation Type	Count	Balance	Percent
Asset Verification	31	$6,914,130	6.2%
Full Documentation	454	102,853,722	92.1
Income Verification	9	1,959,083	1.8
Total:	494	$111,726,936	100.0%

Prepayment Penalty Flag	Count	Balance	Percent
N	494	$111,726,936	100.0%
Total:	494	$111,726,936	100.0%

Interest Only	Count	Balance	Percent
Y	419	$95,579,899	85.5%
N	75	16,147,036	14.5
Total:	494	$111,726,936	100.0%

Mortgage Insurance	Count	Balance	Percent
OLTV <= 80	439	$101,079,605	90.5%
OLTV > 80 and Insured	55	10,647,330	9.5
Total:	494	$111,726,936	100.0%

Servicer	Count	Balance	Percent
National City Mortgage	460	$103,748,197	92.9%
IndyMac	34	7,978,739	7.1
Total:	494	$111,726,936	100.0%

Stats
Count: 213
Current Balance: $47,756,064
Average Current Balance: $224,207
Gross Weighted Average Coupon: 4.768%
Net Weighted Average Coupon: 4.489%
Weighted Average Expense Rate: 0.278%
Weighted Average Expense Rate - after Reset: 0.278%
Original Term: 360
Remaining Term: 358
Age: 2
Original Loan-to-Value Ratio: 73.01%
Margin: 2.437%
Net Margin: 2.158%
Initial Periodic Cap: 5.000%
Subsequent Periodic Cap: 1.933%
Lifetime Cap: 5.227%
Maximum Interest Rate: 9.994%
Months to Next Roll: 58
FICO Score: 741
Max Zip Code Percentage: 1.323%

Product Type	Count	Balance	Percent
5/1 ARM	200	$44,578,310	93.3%
5/6 ARM	13	3,177,754	6.7
Total:	213	$47,756,064	100.0%

Balance Type	Count	Balance	Percent
Conforming	213	$47,756,064	100.0%
Total:	213	$47,756,064	100.0%

Principal Balance	Count	Balance	Percent
$50,000.01 to $200,000.00	86	$12,998,676	27.2%
$200,000.01 to $350,000.00	127	34,757,389	72.8
Total:	213	$47,756,064	100.0%

Current Rate	Count	Balance	Percent
3.750% to 3.999%	3	$668,545	1.4%
4.000% to 4.249%	13	3,234,878	6.8
4.250% to 4.499%	25	5,489,249	11.5
4.500% to 4.749%	35	8,634,647	18.1
4.750% to 4.999%	67	15,026,695	31.5
5.000% to 5.249%	36	7,422,547	15.5
5.250% to 5.499%	22	4,920,911	10.3
5.500% to 5.749%	6	1,239,725	2.6
5.750% to 5.999%	6	1,118,867	2.3
Total:	213	$47,756,064	100.0%

Age	Count	Balance	Percent
0 to 2	198	$44,986,869	94.2%
3 to 5	14	2,610,850	5.5
6 to 8	1	158,346	0.3
Total:	213	$47,756,064	100.0%

Original Loan-To-Value Ratio	Count	Balance	Percent
0.001% to 50.000%	20	$4,325,847	9.1%
50.001% to 60.000%	13	3,164,523	6.6
60.001% to 70.000%	23	5,472,045	11.5
70.001% to 75.000%	18	4,295,199	9.0
75.001% to 80.000%	121	27,141,074	56.8
85.001% to 90.000%	6	1,015,669	2.1
90.001% to 95.000%	12	2,341,708	4.9
Total:	213	$47,756,064	100.0%

Current Loan-To-Value Ratio	Count	Balance	Percent
0.001% to 50.000%	20	$4,325,847	9.1%
50.001% to 60.000%	13	3,164,523	6.6
60.001% to 70.000%	24	5,625,032	11.8
70.001% to 75.000%	17	4,142,212	8.7
75.001% to 80.000%	121	27,141,074	56.8
85.001% to 90.000%	6	1,015,669	2.1
90.001% to 95.000%	12	2,341,708	4.9
Total:	213	$47,756,064	100.0%

FICO Score	Count	Balance	Percent
640 to 679	9	$1,803,617	3.8%
680 to 699	25	5,489,758	11.5
700 to 719	27	6,428,645	13.5
720 to 759	76	16,946,004	35.5
760 to 799	69	15,588,280	32.6
800 to 819	7	1,499,760	3.1
Total:	213	$47,756,064	100.0%

First Payment Date	Count	Balance	Percent
2003-12-01	1	$158,346	0.3%
2004-03-01	3	464,694	1.0
2004-04-01	4	643,723	1.3
2004-05-01	7	1,502,432	3.1
2004-06-01	140	31,712,830	66.4
2004-07-01	58	13,274,038	27.8
Total:	213	$47,756,064	100.0%

States	Count	Balance	Percent
AZ	15	$2,685,104	5.6%
CA	52	13,551,903	28.4
CO	3	678,136	1.4
CT	2	472,330	1.0
DC	2	547,405	1.1
DE	4	716,280	1.5
FL	13	2,475,110	5.2
GA	14	2,922,797	6.1
HI	2	550,000	1.2
IL	5	1,118,115	2.3
KY	1	286,955	0.6
LA	1	195,434	0.4
MA	2	564,306	1.2
MD	15	3,906,506	8.2
MI	1	240,000	0.5
MN	3	426,334	0.9
MO	1	303,990	0.6
NC	4	932,267	2.0
NJ	4	779,890	1.6
NV	11	2,491,410	5.2
NY	2	544,443	1.1
OH	5	770,985	1.6
PA	1	333,000	0.7
RI	1	184,000	0.4
SC	7	1,247,744	2.6
TN	2	398,850	0.8
TX	10	1,800,292	3.8
UT	3	802,744	1.7
VA	22	5,029,706	10.5
WA	4	588,060	1.2
WV	1	211,970	0.4
Total:	213	$47,756,064	100.0%

Top 10 Zipcodes	Count	Balance	Percent
20147	3	$631,947	1.3%
94561	2	631,049	1.3
91387	2	621,700	1.3
89131	2	570,320	1.2
84060	2	565,944	1.2
20120	2	556,825	1.2
22192	2	463,807	1.0
85255	2	381,459	0.8
92108	2	370,515	0.8
96740	1	350,000	0.7
Other	193	42,612,499	89.2
Total:	213	$47,756,064	100.0%

Index	Count	Balance	Percent
1 Year CMT	69	$14,426,560	30.2%
1 Year Libor	131	30,151,750	63.1
6 Months Libor	13	3,177,754	6.7
Total:	213	$47,756,064	100.0%

Margin	Count	Balance	Percent
2.250%	129	$29,930,797	62.7%
2.750%	84	17,825,267	37.3
Total:	213	$47,756,064	100.0%

Initial Periodic Cap	Count	Balance	Percent
5.000%	213	$47,756,064	100.0%
Total:	213	$47,756,064	100.0%

Subsequent Periodic Cap	Count	Balance	Percent
1.000%	13	$3,177,754	6.7%
2.000%	200	44,578,310	93.3
Total:	213	$47,756,064	100.0%

Lifetime Cap	Count	Balance	Percent
5.000%	164	$36,932,079	77.3%
6.000%	49	10,823,985	22.7
Total:	213	$47,756,064	100.0%

Max Rate	Count	Balance	Percent
8.500% to 8.999%	2	$432,816	0.9%
9.000% to 9.499%	33	7,613,422	15.9
9.500% to 9.999%	77	17,943,148	37.6
10.000% to 10.499%	49	10,319,853	21.6
10.500% to 10.999%	35	7,923,198	16.6
11.000% to 11.499%	14	3,134,311	6.6
11.500% to 11.999%	3	389,317	0.8
Total:	213	$47,756,064	100.0%

Months to Roll	Count	Balance	Percent
37 to 60	213	$47,756,064	100.0%
Total:	213	$47,756,064	100.0%

Delinquency	Count	Balance	Percent
CURRENT	213	$47,756,064	100.0%
Total:	213	$47,756,064	100.0%

Property Type	Count	Balance	Percent
Single Family	115	$24,847,069	52.0%
Planned Unit Development	54	13,245,803	27.7
Condominium	44	9,663,193	20.2
Total:	213	$47,756,064	100.0%

Occupancy Code	Count	Balance	Percent
Primary Residence	188	$43,107,919	90.3%
Second Home	22	4,247,607	8.9
Investment	3	400,539	0.8
Total:	213	$47,756,064	100.0%

Purpose	Count	Balance	Percent
Purchase	141	$30,918,995	64.7%
Rate Term Refinance	45	10,461,214	21.9
Cash Out Refinance	27	6,375,856	13.4
Total:	213	$47,756,064	100.0%

Documentation Type	Count	Balance	Percent
Asset Verification	6	$1,056,051	2.2%
Full Documentation	179	40,303,786	84.4
Income Verification	28	6,396,227	13.4
Total:	213	$47,756,064	100.0%

Prepayment Penalty Flag	Count	Balance	Percent
N	212	$47,622,164	99.7%
Y	1	133,900	0.3
Total:	213	$47,756,064	100.0%

Interest Only	Count	Balance	Percent
Y	175	$40,103,019	84.0%
N	38	7,653,045	16.0
Total:	213	$47,756,064	100.0%

Mortgage Insurance	Count	Balance	Percent
OLTV <= 80	195	$44,398,687	93.0%
OLTV > 80 and Insured	18	3,357,377	7.0
Total:	213	$47,756,064	100.0%

Servicer	Count	Balance	Percent
National City Mortgage	129	$29,930,797	62.7%
IndyMac	49	10,823,985	22.7
Wells Fargo	35	7,001,282	14.7
Total:	213	$47,756,064	100.0%

GSR0411 - Price/Yield - 3A1

Balance	$28,722,000.00	Delay	24
Initial Coupon	4.670	Dated	8/1/2004
Settle	8/27/2004	First Payment	9/25/2004

LIBOR_6MO	1.955
LIBOR_1YR	2.3731
CMT_1YR	2.1100
SWAPS (8/3/04 close)	
3MO	1 7
6MO	1.955
1YR	2.3731
2YR	3.0403
3YR	3.5022
4YR	3.8521
5YR	4.1271
6YR	4.3469
7YR	4.5259
8YR	4.6764
9YR	4.8022
10YR	4.9111

Price	5 CPB	10 CPB	15 CPB	20 CPB	25 CPB	30 CPB	35 CPB	40 CPB	
98-12+	4.996	5.045	5.101	5.164	5.236	5.318	5.410	5.512	Yield
98-12+	76	101	127	154	180	207	232	259	Spread
98-13+	4.989	5.037	5.092	5.154	5.224	5.303	5.393	5.493	Yield
98-13+	75	101	126	153	178	205	230	257	Spread
98-14+	4.983	5.029	5.083	5.143	5.211	5.289	5.376	5.473	Yield
98-14+	74	100	125	152	177	204	228	255	Spread
98-15+	4.976	5.021	5.073	5.132	5.198	5.274	5.359	5.454	Yield
98-15+	74	99	124	151	176	202	227	253	Spread
98-16+	4.969	5.013	5.064	5.121	5.186	5.259	5.342	5.434	Yield
98-16+	73	98	123	150	175	201	225	251	Spread
98-17+	4.962	5.005	5.055	5.110	5.173	5.245	5.325	5.415	Yield
98-17+	72	98	123	148	173	200	223	249	Spread
98-18+	4.955	4.997	5.045	5.099	5.160	5.230	5.308	5.396	Yield
98-18+	71	97	122	147	172	198	222	247	Spread
98-19+	4.949	4.989	5.036	5.088	5.149	5.216	5.291	5.376	Yield
98-19+	71	96	121	146	171	197	220	245	Spread
98-20+	4.942	4.982	5.027	5.077	5.135	5.201	5.275	5.357	Yield
98-20+	70	95	120	145	170	195	218	243	Spread
98-21+	4.935	4.974	5.017	5.067	5.123	5.186	5.258	5.338	Yield
98-21+	69	94	119	144	168	194	217	241	Spread
98-22+	4.928	4.966	5.008	5.056	5.110	5.172	5.241	5.318	Yield
98-22+	69	94	118	143	167	192	215	240	Spread
98-23+	4.922	4.958	4.999	5.045	5.097	5.157	5.224	5.299	Yield
98-23+	68	93	117	142	166	191	213	238	Spread
98-24+	4.915	4.950	4.989	5.034	5.085	5.143	5.207	5.280	Yield
98-24+	67	92	116	141	165	189	212	236	Spread
98-25+	4.908	4.942	4.980	5.023	5.072	5.128	5.191	5.261	Yield
98-25+	67	91	115	140	163	188	210	234	Spread
98-26+	4.901	4.934	4.971	5.012	5.060	5.114	5.174	5.241	Yield
98-26+	66	90	114	139	162	186	208	232	Spread
98-27+	4.895	4.926	4.962	5.002	5.047	5.099	5.157	5.222	Yield
98-27+	65	90	113	138	161	185	207	230	Spread
98-28+	4.888	4.918	4.952	4.991	5.035	5.085	5.140	5.203	Yield
98-28+	65	89	112	137	160	183	205	228	Spread
98-29+	4.881	4.910	4.943	4.980	5.022	5.070	5.124	5.184	Yield
98-29+	64	88	111	135	158	182	203	226	Spread
98-30+	4.874	4.902	4.934	4.969	5.010	5.056	5.107	5.165	Yield
98-30+	63	87	110	134	157	181	202	224	Spread
98-31+	4.868	4.894	4.924	4.958	4.997	5.041	5.090	5.145	Yield
98-31+	63	86	109	133	156	179	200	222	Spread
99-00+	4.861	4.886	4.915	4.948	4.985	5.027	5.074	5.126	Yield
99-00+	62	86	109	132	155	178	198	220	Spread
WAL	5.52	4.65	3.94	3.35	2.86	2.45	2.11	1.82	
Mod Durn	4.67	3.97	3.39	2.91	2.51	2.17	1.88	1.64	
Principal Window	Sep04 - May11	Sep04 - May11	Sep04 - May11	Sep04 - May11	Sep04 - May11	Sep04 - May11	Sep04 - May11	Sep04 - May11	
Optional Redemption	Call (N)	Call (N)	Call (N)	Call (N)	Call (N)	Call (N)	Call (N)	Call (N)	